Form 20-F
period 2025-09-30
Mega Fortune Co Ltd
filed 2026-02-03
CIK 2033377

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended September 30, 2025

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from __________ to __________

Commission file number 001-42751

Mega Fortune Company Limited

(Exact Name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 327 3/F 16W 16

Science Park West Avenue

Shatin, New Territories

Hong Kong

Phone: +852 5627 5338

(Address of principal executive offices)

Siu Fung Tang, Chief Executive Officer

Unit 327 3/F 16W 16

Science Park West Avenue

Shatin, New Territories

Hong Kong

Phone: +852 5627 5338

Email: roy.tang@megafortune-group.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, $ 0.000001 par value per share	MGRT	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of September 30, 2025, 13,750,000 Ordinary Shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

INTRODUCTION

Unless otherwise indicated or the context requires otherwise, references in this annual report to:

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau, but excluding Taiwan, for the purpose of this annual report only;

●	“Chinese government”, “PRC government”, “PRC governmental authority”, “PRC governmental authorities” are to the government and governmental authorities of mainland China, for the purpose of this annual report only;

●	“HK$” or “HKD” are to the Hong Kong dollar, the legal currency of Hong Kong;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this annual report only;

●	“Mainland China” or “Mainland PRC” are to the People’s Republic of China, excluding Taiwan, the special administrative regions of Hong Kong and Macau;

●	“Mega Fortune” “we,” “us,” “our company,” “the Company,” “Registrant,” and “our” are to Mega Fortune Company Limited, a Cayman Islands exempted company with limited liability incorporated on January 3, 2024, and its directly and indirectly owned subsidiaries;

●	“Operating Entity” are to QBS System;

●	“PRC laws” or “PRC laws and regulations” are to the laws and regulations of mainland China, for the purpose of this annual report only;

●	“QBS System” are to QBS System Limited, which was incorporated under the laws of Hong Kong on April 14, 2011, a wholly owned subsidiary of Ponte Fides;

●	“PCAOB” are to the Public Company Accounting Oversight Board;

●	“Ponte Fides” are to Ponte Fides Company Limited, which was incorporated under the laws of the British Virgin Islands on February 6, 2024, a wholly owned subsidiary of Mega Fortune;

●	“shares”, “Shares” or “Ordinary Shares” are to the ordinary shares of Mega Fortune, par value $0.0001 per share;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States.

Our business is conducted by our subsidiary in Hong Kong, using the Hong Kong dollar. Our consolidated financial statements are presented in U.S. dollars. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of HKD to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars). The exchange rates in effect as of September 30, 2024 and 2025 were HK$1 for $0.1287 and $0.1285, respectively. The average exchange rates for the years ended September 30, 2024 and 2025 were HK$1 for $0.1280 and $0.1283, respectively.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in “Item 3.D. — Risk Factors” section of this Report.

These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions and results of operations;
●	the expected growth of the IoT market in Hong Kong and Asia;
●	fluctuations in interest rates;
●	our expectations as to increase of customers and projects;
●	our expectations regarding our relationships with suppliers;
●	competition in our industry;
●	relevant government policies and regulations relating to our business and industry;
●	fluctuations in operating results; and
●	other factors set forth under “Risk Factors”.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure

We currently conduct our business through our wholly owned subsidiaries QBS System Limited, a Hong Kong company, which engage in the business of providing IoT solutions and services. We are not an operating company but rather a Cayman Islands holding company without material operations and our business is conducted by our subsidiary in Hong Kong and this structure involves unique risks to investors. Although we hold beneficial ownership in our operating entities in Hong Kong and currently do not have or intend to have any contractual arrangement to establish a variable interest entity (VIE) structure with any entity in mainland China, all the legal and operational risks associated with having operations in mainland China also apply to operations in Hong Kong. Chinese government could exercise significant oversight over the business in Hong Kong and Chinese regulatory authorities could disallow our business structure, which would likely result in a material change in our operations and/or a material change in the value of the securities are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

All of our operations are conducted by our subsidiary in Hong Kong. Our Company currently does not have any substantive operations in mainland China. Accordingly, the mainland PRC laws and regulations do not currently have any material impact on our business, financial condition and results of operations. However, in the event that we or our Hong Kong subsidiary were to become subject to mainland PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Hong Kong subsidiary might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conduct. Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in mainland China, we are still subject to legal and operational risks associated with our operating subsidiaries being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent mainland PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would be applicable to companies such as our operating entities or the Company, given our substantial operations in Hong Kong and the mainland Chinese government may exercise significant oversight over the business in Hong Kong. These risks could result in material changes in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the mainland PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may in the future impact our ability to conduct out business, accept foreign investments or list on a U.S. or other foreign exchange if we were to become subject to such regulations. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impacts such modified or new laws and regulations will have on our business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If certain mainland PRC laws and regulations were to become applicable to a company in Hong Kong, such as our operating entity in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including the Ordinary Shares, to significantly decline or become worthless.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which has shortened the Holding Foreign Companies Accountable Act’s timeline for a potential trading prohibition from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. The Company’s prior auditor, WWC, P.C. is headquartered in the U.S. and the Public Company Accounting Oversight Board (United States) (the “PCAOB”) currently has access to inspect the working papers of our auditor and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022.   On December 18, 2025, we resolved not to reappoint WWC as our auditors for fiscal year 2025. The financial statements in this Annual Report on Form 20-F were audited by WSJ & Partners (“WSJ”). WSJ is a firm headquartered in Malaysia and is subject to inspections by the PCAOB and is not among the auditor firms listed on the determination list issued by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022.The Holding Foreign Companies Accountable Act and related regulations currently does not affect the Company as the Company’s auditor is subject to PCAOB’s inspection and investigation. See “Risk Factors — The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in Hong Kong. A potential consequence is that our Ordinary Shares may be delisted by the exchange. The delisting of our Ordinary Shares, or the threat of our Ordinary Shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.”

Regulatory Development in the PRC

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is a significant change to current political arrangements between Mainland China and Hong Kong, companies operating in Hong Kong will face similar regulatory risks as those operated in the PRC, including their ability to offer securities to investors, list their securities on a U.S. or other foreign exchange, and conduct their business or accept foreign investment. In light of PRC government’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in the PRC can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like us.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures were published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission (“CSRC”), State Secrecy Administration and State Cryptography Administration and became effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. We believe we are fully in compliance with the regulations or policies that have been issued by the CAC to date. The Company and its subsidiaries are not subject to the regulations and rules issued by CAC.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023.The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The new rules provide that the determination as to whether a Chinese domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. We are headquartered in Hong Kong with all our executive officers and directors based in Hong Kong who are not Chinese citizens, all of our assets are located in Hong Kong and all of our revenues and profits are generated by our subsidiary in Hong Kong. The Company is not subject to the New Overseas Listing Rules.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. As of the date of this annual report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, offering securities to foreign investors, or list and trade on a U.S. or other foreign exchange. The Company is headquartered in Hong Kong and it owns 100% equity interest of its subsidiary in Hong Kong and does not have a VIE structure in China. However, any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer our Ordinary Shares to investors or cause the value of our Ordinary Shares to significantly decline or be worthless.

Therefore, based on the PRC laws and regulations effective as of the date of this annual report and subject to interpretations of these laws and regulations that may be adopted by PRC government authorities, neither we, nor our operating subsidiary in Hong Kong are currently required to obtain any permission or approval from the PRC government authorities, including the CSRC and CAC, to operate our business, list on the U.S. exchanges, or offer the securities to foreign investors. As of the date of this annual report, neither we nor our operating subsidiary have ever applied for any such permission or approval.

However, given the uncertainties arising from the PRC and Hong Kong legal systems, including uncertainties regarding the interpretation and enforcement of the PRC laws and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and other regulations. Since the New Overseas Listing Rules was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities.

If the New Overseas Listing Rules become applicable to us or our operating subsidiary in Hong Kong, if our operating subsidiary is deemed to be a CIIO, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our operating subsidiary in Hong Kong, the business operation of the operating subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the New Overseas Listing Rules in the future.

While we do not believe we are covered by the permission requirements from CSRC or CAC, investors of our company and our business may face potential uncertainty from enactment, interpretation and implementation of regulatory requirements and the actions taken by the PRC government affecting our business, overseas securities offerings and other capital market activities. If we and our subsidiaries (i) do not receive or maintain such permissions or approvals, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless. If the applicable laws, regulations, or interpretations change and our operating subsidiary become subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities.

Moreover, if there is a significant change to the current political arrangements between the PRC and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt the overseas offering before settlement and delivery of our Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for the overseas offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Permission Required from Hong Kong Authorities

As of the date of this annual report, the Company is not required to obtain permission or approval from Hong Kong authorities to register and offer the securities to foreign investors or list and trade on a U.S. or other foreign exchange. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. However, if we did become subject to PRC laws/authorities, we could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer being able to conduct offerings to foreign investors, and no longer be permitted to continue our current business operations. To the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. We currently have no operation or subsidiary in China, we or our subsidiaries are not required to obtain from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Pursuant to the Basic Law of the Hong Kong Special Administrative Region, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which are confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Also, we or our subsidiaries, are not covered by permissions requirements from CSRC, CAC or any other governmental agency. We have received all requisite permissions or approvals, i.e. certificates of incorporation and business registration certificates that have been obtained by our subsidiary in Hong Kong, for our business operations and no permission or approval has been denied. If we or any of our subsidiaries do not receive or maintain permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

Transfers of Cash to and from Our Subsidiary

Mega Fortune has no operations of its own. It conducts its operations in Hong Kong through the Operating Entity. Mega Fortune may rely on dividends or payments to be paid by our Operating Entity to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our Operating Entity incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Cash is transferred through our organization in the following manner: funds are transferred from ultimate beneficial owner/other related parties to our Operating Entity in Hong Kong directly.

There is no restriction under the Cayman Islands law on the amount of funding that Mega Fortune may provide to its subsidiary in Hong Kong through loans or capital contributions, provided that such provision of funds is in the best interests of, and of commercial benefit to, Mega Fortune. The Operating Entity is also permitted under the laws of Hong Kong, to provide funding to Mega Fortune, through dividend distributions or payments, without restrictions on the amount of the funds.

There are no restrictions or limitation on our ability to distribute earnings by dividends from our Operating Entity in Hong Kong to the Company and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Companies Act (as revised) of the Cayman Islands and our Amended and Restated Memorandum and Articles of Association, our board of directors may, by resolutions of directors, authorize and declare a dividend out of our lawfully available funds to shareholders from time to time and of an amount they deem fit if they are satisfied, on reasonable grounds, that immediately after the distribution, the value of our assets will exceed our liabilities, and Mega Fortune will be able to satisfy debts as they fall due in the ordinary course of business. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this annual report.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between Mega Fortune and its subsidiary, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from the Operating Entity to Mega Fortune and U.S. investors.

The laws and regulations of the PRC do not currently have any material impact on the transfer of cash from Mega Fortune to the Operating Entity or from the Operating Entity to Mega Fortune, our shareholders and the U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or on our subsidiary’s ability by the PRC government to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

Furthermore, the PRC government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Entity in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

For fiscal years ended September 30, 2023, 2024 and 2025 and up to the date of this annual report, no transfer of cash or other types of assets has been made between Mega Fortune, Ponte Fides and Operating Entity; and Mega Fortune, our holding company, has not declared or made any dividends or other distribution to its shareholders in the past, nor has any dividends or distributions been made by our Operating Entity to Ponte Fides and Mega Fortune, or by Ponte Fides to Mega Fortune.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Entity by way of dividend payments. We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

A. Selected Financial Data

Not applicable .

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Investing in our securities involves a high degree of risk. In addition to the other information contained in this Report, including the matters addressed under the headings “Cautionary Note Regarding Forward-Looking Statements,” “Item 5. Operating and Financial Review and Prospects”, and the consolidated financial statements and related notes contained herein, you should carefully consider the following risk factors presented in this Report. The risks associated with our company are discussed below, and many of these risks may have various ramifications. Therefore, the information below should be viewed as a starting point for understanding the significant risks relating to our company, and not as a limitation on the potential impact of the matters discussed. Our business, results of operations, financial condition and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations, financial condition and prospects could be materially and adversely affected. Unless otherwise indicated, references to business being harmed in these risk factors include harm to our business, reputation, brand, financial condition, results of operations and future prospects.

Summary of Risk Factors

We are a holding company incorporated as an exempted company with limited liability in the Cayman Islands; investing in our Ordinary Shares involves significant risks. All of our revenues are generated by our Hong Kong operating subsidiary. We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects.

Risks Related to Our Business

●	We have a limited history, making it difficult to forecast our future results of operations, albeit our principal operating subsidiary, QBS System, has been in business since 2011.

●	The industry in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

●	If we fail to upgrade, enhance and expand our products, technology and services to meet customer needs and preferences, the demand for our products, solutions and services may materially diminish.

●	We have derived and may continue to derive most of our revenue from our IoT Integration Solution Services, and related products and services, which account for over 55% of our total revenue. We also expect to generate significant revenue from these products and solutions in the future. If the market for our core products and solutions ceases to exist or diminishes significantly, our business, results of operations and financial condition would be materially and adversely affected.

●	The average selling prices of our products and services may decrease from time to time due to technological advancement, and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability.

●	If we are unable to maintain or enhance our brand recognition, our business, results of operations and financial condition may be materially and adversely affected.

●	Our revenue and profit sustainability depend on our ability to maintain our competitiveness through providing high quality products and services.

Risks Related to Our Operations

●	We have incurred net gains and positive cash flows from historic operating activities in the past, and we may not continue to achieve or sustain profitability.

●	Our business requires significant financial resources, but we may not be able to obtain these in a timely manner and on favorable terms or at all.

●	We may not be able to price our products at our desired margins as a result of any decrease in our bargaining power or changes in market conditions.

●	High customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues.

●	We may be unable to make the substantial research and development investments that are required to remain competitive in our business.

●	Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

●	The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in Hong Kong. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

Risks Relating To The Industry In Which We Operate

●	We operate in a highly competitive market for IoT products and services.

●	Failure to comply with, or changes in, laws and regulations applicable to our businesses could have a material adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

●	Failure to comply with privacy, data protection and cyber security laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

Risks Relating To Doing Business in Hong Kong

●	Recently, the mainland PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to mainland PRC laws and regulations related to the current business operations of our operating subsidiary and Chinese government may intervene or influence our Hong Kong operating subsidiary’s operation, any changes in such laws and regulations and interpretations may impair our ability to operate profitably, which could result in a material negative impact on their operations and/or the value of the securities we are registering for sale.

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our operating subsidiary’s operations and/or the value of the securities we are offering.

●	It may be difficult for U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigation or collect evidence in Hong Kong

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our operating subsidiary in Hong Kong

●	There are some political risks associated with conducting business in Hong Kong.

Risks Related To Ownership Of Our Ordinary Shares

●	Future sales of a substantial amount of our Ordinary Shares may cause our stock price to decline.

●	Limited trading volume of our Ordinary Shares may impact our share price.

●	Our stock price has been volatile and may result in substantial losses for investors.

●	We are a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States.

●	Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	We have broad discretion in the use of the net proceeds from the overseas offering and may not use them effectively.

RISKS RELATING TO OUR BUSINESS

As a new company, Mega Fortune has a limited operating history  , making it difficult to forecast our future results of operations.

Mega Fortune was incorporated in January 2024. Our relatively limited operating history makes it difficult to evaluate our current business and prospects, and to plan for our anticipated future growth. As a result of our limited history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our historical revenue growth should not be considered indicative of our future performance.

Further, in future periods, our revenue growth could slow down or our revenue could decline for a number of reasons, including slowing demand for our offerings, increased competition, changes to technology, a decrease in the growth of our overall market, or our failure, for any reason, to continue to take advantage of growth opportunities. We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries, such as the risks and uncertainties described below. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

The industry in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The IoT market in which we compete requires continuous innovation and is highly competitive, rapidly evolving, subject to changing technology, shifting customer needs and frequent introductions of new products and services. Our competitors in the IoT enterprise marketplace include vendors of IoT devices and products, cloud platform providers for certain hardware and application vendors, hardware providers offering sensors and cloud integration partners, and IoT platforms from companies that have existing relationships with hardware and software companies. We compete on a service basis, with customized products and services, by offering fully integrated IoT device connectivity to a variety of niche markets. New competitors could launch new businesses in our markets at a relatively low cost since technological and financial barriers to entry are relatively low. Some of our current and potential competitors may have competitive advantages, such as greater name recognition, longer operating histories, significant installed bases, broader geographic scope, and larger marketing budgets, as well as substantially greater financial, technical, personnel, and other resources. In addition, our potential competitors may have established marketing relationships and access to larger customer bases, and have major service agreements with consultants influencing their purchasing decisions. We may also experience competition from smaller, younger competitors that may be more agile in responding to customers’ demands. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements or provide competitive pricing. As a result, even if our services are more effective than the services that our competitors offer, potential customers might select competitive services in lieu of purchasing our services. For these reasons, we may not be able to compete successfully against our current and future competitors, which could negatively impact our future sales and harm our business and financial condition.

In order to differentiate our services from our competitors’, we must continue to focus on improving our existing services and adapt to current technologies. If our services fail to achieve widespread market acceptance, if existing customers do not subscribe to our paid subscription services, or if we are not successful in capitalizing on opportunities in the connected IoT market, our future growth may be slowed and our business, results of operations and financial condition could be materially adversely affected.

If we fail to upgrade, enhance and expand our products, technologies and services to meet customer needs and preferences, the demand for our products, solutions and services may materially diminish.

Our businesses operate in industries that are subject to rapid technological advances and changing customer needs and preferences. In order to remain competitive and responsive to customer demands, we continually upgrade, enhance, and expand our technologies, solutions and services. If we fail to respond successfully to technology challenges and customer needs and preferences, the demand for our solutions and services may diminish. In addition, investment in product development often involves a long return on investment cycle. We have made and expect to continue to make significant investments in product development. We must continue to dedicate a significant amount of resources to our development efforts before knowing to what extent our investments will result in products and services the market will accept. In addition, our business could be adversely affected in periods surrounding our new product introductions if customers delay purchasing decisions to evaluate the new product offerings. Furthermore, we may not execute successfully on our product development strategy, including because of challenges with regard to product planning and timing and technical hurdles that we fail to overcome in a timely fashion. Other risks include the following:

●	our product planning efforts may fail to result in the development or commercialization of new technologies or ideas;

●	our research and development efforts may fail to translate new product plans into commercially feasible products;

●	our new technologies or new products may not be well received by consumers;

●	we may not have adequate funding and resources necessary for continual investments in product planning and research and development;

●	our products may become obsolete due to rapid advancements in technology and changes in consumer preferences; and

●	our newly developed technologies may not be protected as proprietary intellectual property rights.

Any failure to anticipate next-generation technologies or changes in customer preferences or to timely develop new or enhanced products in response could result in decreased revenue and market share. In particular, we may experience difficulties with product design, product development, marketing or certification, which could result in excessive research and development expenses and capital expenditure, delays or prevent our introduction of new or enhanced products. Furthermore, our research and development efforts may not yield the expected results or may prove to be futile due to the lack of market demand.

We have derived and may continue to derive most of our revenue from our IoT Integration Solution Services. We also expect to generate significant revenue from our IoT Integration Solution Services in the future. If the market for IoT Integration Solution Services cease to exist or diminishes significantly, our business, results of operations and financial condition would be materially and adversely affected.

Historically, our revenue has been primarily derived from the provision of IoT Integration Solution Services. For the fiscal years 2023, 2024 and 2025, sales of our IoT Integration Solution Services generated approximately $1.86 million, 1.85 million and $5.96 million respectively, which accounted for 57%, 56% and 54% of our total revenue. We expect to generate, in the foreseeable future, a significant portion of our revenue from sales of these products and solutions.

If the market for any of the above-mentioned products and solutions ceases to exist or diminishes significantly, we would experience a significant loss of sales, cancelation of orders, or loss of customers for our current and future products and solutions. Similarly, if we cannot maintain the scale and profitability of our products and solutions and, at the same time, successfully expand our business in other application markets, our business, results of operations, financial condition and prospects will suffer. Furthermore, brand image deterioration and margin squeeze caused by increased operating costs, declining economic returns or pricing competition for our products and solutions could all have a material and adverse effect on our business, results of operations and financial condition. If we fail to generate significant revenue from our IoT Integration Solution Services in the future, our business growth and profitability will be negatively affected and will not meet our expectations or forecasts.

We face risks associated with the expansion of our business operations overseas and if we are unable to effectively manage such risks, our business growth and profitability may be negatively affected.

We intend to grow our business in part by expand our sales network and operations internationally beyond Hong Kong. Our expansion plans include possibly establishing additional offices for sales, research and development and other operations in the United States, Singapore and Middle East. However, there are risks associated with such global expansion plans, including:

●	high costs of investment to establish a presence in a new market and manage international operations;

●	competition in unfamiliar markets;

●	foreign currency exchange rate fluctuations;

●	regulatory differences and difficulties in ensuring compliance with multi-national legal requirements and multi-national operations;

●	changes in economic, legal, political or other local conditions in new markets;

●	our limited customer base and limited sales and relationships with international customers;

●	competitors in the overseas markets may be more dominant and have stronger ties with customers and greater financial and other resources;

●	challenges in managing our international sales channels effectively;

●	difficulty in ensuring that our customers comply with the sanctions imposed by the Office of Foreign Assets Control in the United States and regulators in other countries and regions, on various foreign states, organizations and individuals; and

●	governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges. In particular, a worldwide trend in favor of nationalism and protectionist trade policy and the ongoing trade dispute between the United States and PRC as well as other potential international trade disputes could cause turbulence in international markets. These government policies or trade barriers could increase the prices of our products and make us less competitive in such countries.

If we are unable to effectively manage such risks, we may encounter difficulties in our overseas expansion plans and our business, reputation, results of operations and financial condition may be impaired.

The average selling prices of our products may decrease from time to time due to technological advancement, and we may not be able to pass onto our suppliers such decreases, which may in turn adversely affect our profitability.

The IoT industry is characterized by rapid launches of new products, continuous technological advancements, and changing market trends and customer preferences, all of which translate to a shorter life cycle and a gradual decrease in the average selling prices of products over time. Because we compete in an environment of rapidly-evolving technology advancement and market trends, we may need to lower the price of our products to gain stronger market competitiveness and we cannot assure you that we will be able to pass on any decrease in average selling prices of our products to our suppliers. If the average selling prices of our products unusually or significantly decrease and such decreases cannot be offset by a corresponding decrease in the prices of the principal components of our products, our gross profit margins may be materially and adversely affected, which in turn, may adversely affect our profitability.

If we are unable to maintain or enhance our brand recognition, our business, results of operations and financial condition may be materially and adversely affected.

Maintaining and enhancing the recognition, image and acceptance of our brand are important to our ability to differentiate our products from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition for QBS System products and services and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, results of operations and financial condition could be adversely affected.

Our revenue and profit sustainability depend on our ability to maintain our competitiveness through providing high quality services.

Our principal operating subsidiary has been conducting business in the IoT industry for more than 13 years. On a consolidated basis restated to take account of the Reorganization, we recorded revenue of approximately $3.25 million, $3.33 million and $11.09 million, respectively and profit of approximately $0.54 million, $0.40 million and $1.79 million, respectively for the years ended September 30, 2023, September 30, 2024 and September 30, 2025, respectively. The sustainability of our revenue and profit will depend on the ability to maintain our competitiveness by delivering high quality and innovative products and services.

The competition within the IoT industry is intense. Our competitors and new market entrants may increase in the future resulting in intensified price competition, which could in turn adversely affect our bargaining power in terms of fees charged and consequently our results of operations and prospects. Our market position may be hampered by intensified competition in the form of better products and services and/or price reductions by our competitors. Any failure to maintain our high quality products and services at competitive pricing could have a material adverse effect on our business, operating results and financial condition.

RISKS RELATING TO OUR OPERATIONS

We have incurred net gains and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

On a consolidated basis, restated to take account of the Reorganization, we recorded net gain of approximately $0.54 million and 0.40 million in the fiscal years 2023 and 2024, respectively. We also recorded negative cash flow from operating activities of $0.03 million and $0.10 million in the fiscal years 2023 and 2024, respectively  . For fiscal year 2025, on a consolidated basis, we recorded net gain of approximately $1.79 million and negative cash flow from operating activities of $12.00 million. However, we cannot assure you that we will be able to continue to generate net profit or positive cash flow from operating activities in the future. Our ability to achieve continued profitability will depend in large part on our ability to control expenses and manage our growth effectively, achieve a more stable performance given the significant fluctuation and volatility of market prices for our core customers’ businesses, and maintain our competitive advantage in the relevant markets. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, results of operations and financial condition would be materially and adversely affected.

Our business requires significant financial resources, but we may not be able to obtain them in a timely manner and on favorable terms or at all.

We recorded net cash outflow from operating activities of $0.03 million, $0.10 million and $12.00 million in the fiscal years 2023, 2024 and 2025, respectively and incurred net gain of approximately $0.54 million, $0.40 million and $1.79 million for the fiscal years 2023, 2024 and 2025, respectively. We have in the past financed our working capital needs primarily with issuance of common shares pursuant to IPO, our capital contributions, bank borrowings and loans from shareholders.

We may require additional cash resources due to the future growth, development and expansion of our business. Our future capital requirements may be substantial as we seek to expand our operations, diversify our product offering, and pursue acquisitions and equity investments. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities.

Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations and cash flows and the liquidity of international capital and lending markets. Any indebtedness that we may incur in the future may also contain operating and financial covenants that could further restrict our operations. We cannot assure you that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. A large amount of bank borrowings and other debt may result in a significant increase in interest expense while at the same time exposing us to increased interest rate risks. Equity financings could result in dilution to our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our ordinary shares. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, results of operations and financial condition.

We may not be able to price our products at our desired margins as a result of any decrease in our bargaining power or changes in market conditions.

We set prices for our products and services based on various internal and external factors, such as the cost of production, the technological contents of our products, market conditions, personnel costs, licensing costs and competition we face. Our ability to set favorable prices at our desired margins and accurately estimate costs, among other factors, has a significant impact on our profitability. We cannot assure you that we will be able to maintain our pricing or bargaining power or that our gross profit margin will not be driven down by market conditions or other factors. If we see higher pricing pressure due to intensified competition from other manufacturers, decreases in prices to our customers in the end market or any other reasons, or if we otherwise lose bargaining power due to weaker demand for our products and services, we may need to reduce the prices and lower the margins of our products. Moreover, we may not be able to accurately estimate our costs or pass on all or part of any increase in our costs of production, and in particular, the costs of products, components, licenses and personnel to our customers. As a result, our results of operations and financial condition could be materially and adversely affected.

We may be exposed to credit risks and concentration of credit risks in relation to defaults from counterparties.

Although we require our customers to make full payment for our solutions before delivery of products, and we generally do not offer credit sales to customers, we cannot assure you that we will not offer credit sales to our customers in the future due to various internal or external factors, such as the decrease in our bargaining power and changes in industry conditions. If we start to offer credit sales, we may face credit risks associated with the individual characteristics of each customer as well as the industry or country in which the customer operates. Although we would monitor our exposure to credit risk and overdue receivables on an ongoing basis based on the likelihood of collectability, we cannot assure you that all of our counterparties are creditworthy and reputable and will not default on payments in the future. If we encounter significant delays or defaults in payment by our customers or are otherwise unable to recover our accounts receivables, our cash flow, liquidity and financial condition may be materially and adversely affected.

High customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues.

Our customers consist almost exclusively of private enterprises. A limited number of our major customers, however, have contributed a significant portion of our revenue in the past. In 2023, 2024 and 2025, respectively, we generated approximately 28%, 13% and 19% of our total revenues from our largest customer and approximately 59%, 43% and 70% from our top five largest customers. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these customers to our total revenues will decrease in the near future. Dependence on a limited number of major customers exposes us to the risk of substantial losses if any of them reduces or ceases doing business with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, results of operations, financial condition and prospects:

●	an overall decline in the business of one or more of our significant customers;

●	the decision by one or more of our significant customers to switch to our competitors;

●	the reduction in the prices of our products agreed by one or more of our significant customers;

●	the failure or inability of any of our significant customers to make timely payment for our products; or

●	regulatory developments that may negatively affect the business of one or more of our significant customers.

If we fail to maintain relationships with these major customers, and if we are unable to find replacement customers on commercially desirable terms or in a timely manner or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may be unable to make the substantial research and development investments that are required to remain competitive in our business.

Advances in technologies, such as blockchain, artificial intelligence and cloud computing, have led to increased demand for our core products and services with higher performance and power efficiency. We intend to broaden our product and service offerings and to design and develop products and solutions covering more application scenarios for our focus industries. We are committed to investing in new product development in order to stay competitive in our markets. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our substantial research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

Our success depends on our key management personnel

Our success is largely attributable to the continued commitment and contribution of our executive directors and senior management. Their extensive knowledge and experience in the IoT industry, as well as their established relationships with our customers have played a major role in our attainments. Mr. Wong Chi Fung, an executive director of our operating entity in Hong Kong, has over 23 years of experience in the IoT industry. Other than our executive directors, our senior management of our operating entity, particularly Mr. Kwan Ping Yuen, who possess over 13 years of experience in IoT industry, also plays an important role in the daily operation of our Company.

There is no assurance that we will be able to retain these key personnel, and the loss of any of them without suitable and timely replacements, or the inability to attract and retain qualified personnel may adversely affect our business, results of operations, financial positions and prospects.

We may encounter difficulties in recruiting and retaining key personnel.

Our future growth and success depend to a significant extent on the continuing service and contribution of our engineers and senior management personnel. Many of these key personnel are highly skilled and experienced and are difficult to recruit and retain, particularly as we seek to expand our business with respect to our IoT products and solutions. Competition for recruiting qualified personnel is intense, and recruiting personnel with the combination of skills and attributes required to execute our business strategy may be difficult, time-consuming and expensive. As a result, the loss of any key personnel or failure to recruit, train or retain qualified personnel could have a significant negative impact on our operations.

Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

We receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the internet or other electronic networks. Despite the security measures we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could subject us to civil and criminal penalties, have a negative impact on our reputation, or expose us to liability to our customers, third parties or government authorities. We are not aware of such breaches or any other material cybersecurity risks in our supply chain to date. However, any of these developments could have a material adverse effect on our business, results of operations and financial condition.

If we suffer failure or disruption in our information systems, our ability to effectively manage our business operations could be adversely affected.

We use primarily third party information systems to obtain, process, analyze and manage data crucial to our business such as our enterprise resource planning system, and are still developing our own internal systems. We use these systems to, among other things, monitor the daily operations of our business, maintain operating and financial data, manage our distribution network as well as manage our research and development activities, production operations and quality control systems. Any system damage or failure that interrupts data input, retrieval or transmission or increases service time could disrupt our normal operations. In particular, our operations could be disrupted if such damage or failure includes any security breach caused by hacking or cybersecurity incidents, involves efforts to gain unauthorized access to our information or systems, or causes intentional malfunctions, loss or corruption of data, software or hardware, the intentional or inadvertent transmission of computer viruses and similar events or third-party actions. We cannot assure you that we will be able to effectively handle a failure of our information systems, or that we will be able to restore our operational capacity in a timely manner to avoid disruption to our business. The occurrence of any of these events could adversely affect our ability to effectively manage our business operations and negatively impact our reputation.

We currently do not have any insurance coverage covering risks related to our business and operations.

We do not maintain any insurance policies covering of our business risks, such as risks relating to properties, receivables, goods in transit and public liability. We cannot assure you that the insurance coverage we currently have would be sufficient to fully cover our potential losses. In the event there is any damage to any assets or incidents for which we do not have sufficient insurance coverage, if at all, we would have to pay for the difference ourselves with the result our cash flow and liquidity could be negatively affected.

If we fail to comply with labor, work safety or environmental regulations, we could be exposed to penalties, fines, suspensions or action in other forms.

Our operations are subject to the labor, work safety and environmental protection laws and regulations promulgated by the Hong Kong government and the laws and regulations of other jurisdictions which may be applicable to us. These laws and regulations require us to pay social insurance, maintain safe working conditions and adopt effective measures to control and properly dispose of solid waste and other environmental pollutants. We could be exposed to penalties, fines, suspensions or actions in other forms if we fail to comply with these laws and regulations. The laws and regulations in Hong Kong may be amended from time to time and changes in those laws and regulations may cause us to incur additional costs in order to comply with the more stringent rules. In the event that changes to existing laws and regulations require us to incur additional compliance costs or require costly changes to our production process, our costs could increase and we may suffer a decline in sales for certain products, as a result of which our business, results of operations and financial condition could be materially and adversely affected.

Our business operations and international expansion are subject to geopolitical risks.

Our business operations and international expansion are subject to geopolitical risks. Any significant deterioration in PRC’s international relations may have a negative impact on our ability to export our products outside of Hong Kong. Changes to trade policies, treaties and tariffs in or affecting the jurisdictions in which we operate and to which we sell our products, or the perception that these changes could occur, could adversely affect financial and economic conditions in those jurisdictions, as well as our international sales, results of operations and financial condition.

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in countries across the globe with significant disruption to financial markets. We do not have any operations or business in Russia or Ukraine; however, we may be potentially indirectly adversely impacted by the conflict through its impact on financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time. Any one or more of these events may impede our operations, which could materially and adversely affect our business, financial condition, and results of operations.

Political and economic relations between the PRC and the United States have been subject to heightened scrutiny and volatility in recent years, and recent developments have increased uncertainty regarding the future of these relations. Ongoing tensions between the PRC and the United States have led, and may continue to lead, to the adoption of laws, regulations, policies, or other governmental actions that could adversely affect our business, financial condition, results of operations, and prospects.

These developments include, among others, increased regulatory oversight of China-based companies listed in the United States, trade and investment restrictions, export controls, sanctions, tariffs, restrictions on technology transfers, and heightened enforcement of data security, national security, and cybersecurity regulations. The U.S. government has also taken steps to limit or condition access to U.S. capital markets for certain PRC-related issuers, and there can be no assurance that additional measures will not be implemented in the future.

In addition, the PRC government has significant authority to influence or intervene in the operations of companies with substantial operations in China, including through changes in laws, regulations, or their interpretation and enforcement. Any escalation in geopolitical tensions or deterioration in diplomatic relations could result in further regulatory actions by either the PRC or U.S. governments, including measures that could restrict our ability to conduct business, access capital, transfer data, engage in cross-border transactions, or maintain our listing on a U.S. securities exchange.

Uncertainty surrounding China–U.S. relations may also negatively affect investor confidence in PRC-based issuers, which could lead to increased volatility in the trading price of our securities, reduced liquidity, or valuation discounts unrelated to our operating performance. If any of these risks materialize, our business and the value of our securities could be materially and adversely affected.

The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCAOB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in Hong Kong. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

On November 5, 2021, the SEC adopted the PCAOB rule to implement HFCA Act, which provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The enactment of the HFCA Act and related regulations and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our Ordinary Shares could be adversely affected, and we could be delisted if our auditor is unable to meet the PCAOB inspection requirement.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures and quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, WSJ and Partners, , an independent registered public accounting firm that is headquartered in Kuala Lumpur, Malaysia, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards.   Our auditor is subject to inspection by the PCAOB and it is not included in the PCAOB Determinations. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. Further, new laws and regulations or changes in laws and regulations in both the United States and Hong Kong could affect the listing and trading our Ordinary Shares on Nasdaq, which could materially impair the market for and market price of our securities.

Our businesses store, transfer, process, use, and retain certain business and personal information, and a security or privacy breach may damage or disrupt our businesses, result in the disclosure of confidential information, damage our reputation, increase our costs, cause losses and materially adversely affect our results of operations.

In connection with our business, we store, transfer, process, use, and retain certain business information about our customers, our vendors and our employees, contractors and temporary staff, including payroll information, health care information, personal and business financial data, identity card numbers and their foreign equivalents, bank account numbers, tax information and other sensitive personal and business information.

We devote significant resources to safeguard the personal and business information in our possession and maintain and regularly update our systems and processes. Nonetheless, attacks on information technology systems continue to grow globally in frequency, complexity and sophistication, and we may be targeted by unauthorized parties using malicious tactics, code and viruses. Certain of these malicious parties may be state-sponsored and supported by significant financial and technological resources. Although this is a global problem, it may affect our businesses more than other businesses because malevolent parties (including our personnel) may focus on the amount and type of personal and business information that our businesses store, transfer, process, use, and retain.

We have programs and processes in place to prevent, detect and respond to data or cyber security incidents. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, are increasingly more complex and sophisticated and may be difficult to detect for long periods of time, we may be unable or fail to anticipate these techniques or implement adequate or timely preventive or responsive measures. Our ability to address cyber security incidents may also depend on the timing and nature of assistance that may be provided from relevant government or law enforcement agencies. Hardware, software, applications or services that we develop or procure from third parties, or are required by third parties such as foreign governments to install on our systems, may contain defects in design or manufacture or other problems that could (or, in respect of third-party software, may be designed to) compromise the confidentiality, integrity or availability of data on our systems. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery, or other methods of deceiving these third parties or our personnel, including phishing and other social engineering techniques whereby attackers use end-user behavior to distribute computer viruses and malware into our systems or otherwise compromise the confidentiality, integrity or availability of data on our systems. As these threats continue to evolve and increase, we continue to invest resources, and may be required to invest significant resources, to modify and enhance our information security and controls and to investigate and remediate any security vulnerabilities. In addition, while our operating environments are designed to safeguard and protect personal and business information, we may not have the ability to monitor the implementation or effectiveness of any safeguards by our customers, vendors or partners and, in any event, third parties may be able to circumvent those security measures. Information obtained by malevolent parties resulting from successful attacks against our customers, vendors, partners or other third parties may, in turn, be used to attack our information technology systems.

Any cyberattack, unauthorized intrusion, malicious software infiltration, network disruption, denial of service, corruption of data, theft of non-public or other sensitive information, or similar act by a malevolent party, or inadvertent acts or inactions by our vendors, partners or personnel, could result in the loss, disclosure or misuse of confidential personal or business information or the theft of customer or end-user data, and could have a materially adverse effect on our business or results of operations or that of our customers, resulting in liability, litigation, regulatory investigations and sanctions or a loss of confidence in our ability to serve customers, or cause current or potential customers to choose another service provider. As the global cyber-environment grows increasingly hostile, the security of our operating environment is ever more important to our customers and potential customers. As a result, the breach or perceived breach of our security systems could result in a loss of confidence by our customers or potential customers and cause them to choose another service provider, which could have a materially adverse effect on our business.

Although we believe that we maintain good information security and controls and we have not encountered data or cyber security incident to date, a data or cyber security incident could have a materially adverse effect on our business, results of operations, financial condition and reputation.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our ongoing analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our Ordinary Shares.

Upon completion of the initial public offering in July 2025, we became a public company in the United States subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, and if the value of our non-affiliated float of our Ordinary Shares exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

RISKS RELATING TO THE INDUSTRY IN WHICH WE OPERATE

We operate in a highly competitive market.

The IoT industry in Hong Kong (and Asia more broadly) is highly competitive/fragmented and there are several market players in these industries. There is no assurance that our competitors will not develop the expertise, experience and resources necessary to provide services that are better in quality and/or more competitive in pricing compared to our services. Failure to maintain or enhance our competitiveness within the industry or maintain our customer base may adversely affect our financial performance and profitability.

Failure to comply with, or changes in, laws and regulations applicable to our businesses could have a material adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

Our business is subject to a wide range of complex laws and regulations, including, but not limited to, the laws and regulations described in the “Regulations” section. Failure to comply with laws and regulations applicable to our operations or customer solutions and services could cause us to incur substantial costs or could result in the suspension or revocation of licenses or registrations, the limitation, suspension or termination of services, the imposition of consent orders or civil and criminal penalties, including fines, and lawsuits, including class actions, that could damage our reputation and have a materially adverse effect on our results of operation or financial condition.

In addition, changes in laws or regulations, or changes in the interpretation of laws or regulations by a regulatory authority, may decrease our revenues and earnings and may require us to change the manner in which we conduct some aspects of our business. According to our Hong Kong Legal Adviser, we have obtained all requisite licenses, permits and approvals for our business operations in Hong Kong including business registration certificate.

If the government of Hong Kong imposes any new or further licensing requirements, we may incur extra costs and human resources in complying with such requirements, laws and/or regulations and our business may be materially affected and we cannot guarantee that we will be able to obtain any additional licenses, if required. We cannot assure that there will not be any changes in the regulatory environment in respect of the IoT industries in Hong Kong, which may be unfavorable to our Group.

Failure to comply with privacy, data protection and cyber security laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

The collection, storage, hosting, transfer, processing, disclosure, use, security and retention and destruction of personal or business information is subject to Hong Kong and other foreign privacy, data protection and cyber security laws and ordinances. These laws and ordinances, which are not uniform, generally do one or more of the following: regulate the collection, storage, hosting, transfer (including in some cases, the transfer outside the country of collection), processing, disclosure, use, security and retention and destruction of personal information; require notice to individuals of privacy practices; give individuals certain access and correction rights with respect to their personal information; and regulate the use or disclosure of personal information for secondary purposes such as marketing. Under certain circumstances, some of these laws require us to provide notification to affected individuals, customers, data protection authorities and/or other regulators in the event of a data breach. In many cases, these laws apply not only to third-party transactions, but also to transfers of information among the Company and its subsidiaries.

We believe that providing insights from data, including artificial intelligence and machine learning, will become increasingly important to the value that our solutions and services deliver to our customers. However, the ability to provide data-driven insights may be constrained by current or future regulatory requirements or ethical considerations that could restrict or impose burdensome and costly requirements on our ability to leverage data in innovative ways.

Complying with privacy, data protection and cyber security laws and requirements may result in significant costs to our business and require us to amend certain of our business practices. Further, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. The future enactment of more restrictive laws, rules or regulations and/or future enforcement actions or investigations could have a materially adverse impact on us through increased costs or restrictions on our businesses and noncompliance could result in significant regulatory penalties and legal liability and damage our reputation. In addition, data security events and concerns about privacy abuses by other companies are changing consumer and social expectations for enhanced privacy and data protection. As a result, even the perception of noncompliance, whether or not valid, may damage our reputation.

RISKS RELATING TO DOING BUSINESS IN HONG KONG

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

On August 9, 2023, the Biden administration released an executive order and an advanced notice of proposed rule-making (the “ANPRM”) providing a conceptual framework for outbound investment controls focused on China. Further to this ANPRM, on June 21, 2024, the U.S. Department of the Treasury (the “U.S. Treasury”) issued a proposed rule on outbound U.S. investments involving China that generally follows the ANPRM. On October 28, 2024, the U.S. Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025. The Final Rule targets investments involving persons and entities associated with “countries of concern,” including China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in certain types of activities relating to three sectors: (1) advanced microchips and microelectronics, (2) quantum computing, and (3) artificial intelligence systems (“Covered Activities”), with persons from countries of concern engaged in these Covered Activities included in the definition of “Covered Foreign Persons.” Investments by U.S. persons subject to the Final Rule, which are defined as “covered transactions,” include acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe we are a Covered Foreign Person under the Final Rule. However, to the extent that we are deemed a Covered Foreign Person engaged in the development of Covered Activities, the Final Rule could limit our ability to raise capital from U.S. investors generally, in which case our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects.

Additionally, the United States has recently proposed to impose multiple rounds of tariffs on a wide range of goods imported from multiple countries, including China, and China has responded with retaliatory tariffs. Since February 2025, the U.S. administration has increased the total tariff level for imported Chinese goods to 145% and additional tariff increase could be imposed as the trade tension between the two countries continues to heighten.

On April 11, 2025, China has responded by hiking its tariff on U.S. imports to 125%. In June 2025, China and U.S. reached a framework agreement that U.S. will impose 55% tariff on Chinese goods. Historically, tariffs have led to increased trade and political tensions, between the U.S. and China, as well as between the U.S. and other countries. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on listing and trading of securities of Chinese companies on U.S. stock exchanges. Any such geopolitical developments could materially and adversely affect our offering, financing, overall financial performance and prices of our Ordinary Shares.

We rely on dividends and other distributions on equity paid by our Operating Entity to fund any cash and financing requirements we may have. In the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to interventions in, or the imposition of restrictions and limitations on, our ability or our Hong Kong subsidiary by the PRC government to transfer cash. Any limitation on the ability of our Operating Entity to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our Ordinary Shares or cause them to be worthless.

We are a holding company incorporated as an exempted company with limited liability under the laws of the Cayman Islands, and we rely on dividends and other distributions on equity paid by our Operating Entity in Hong Kong and elsewhere for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our Operating Entity incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Regulations — Regulations related to Hong Kong taxation.” The PRC laws and regulations do not currently have any material impact on transfers of cash from Mega Fortune to the Operating Entity or from the Operating Entity to Mega Fortune, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Entity. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

Recently, the mainland PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to mainland PRC laws and regulations related to the current business operations of our operating subsidiary and Chinese government may intervene or influence our Hong Kong operating subsidiary’s operation, any changes in such laws and regulations and interpretations may impair our ability to operate profitably, which could result in a material negative impact on their operations and/or the value of the securities we are registering for sale.

Although we have direct ownership of our Operating Entity and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with one of our Operating Entity being based in Hong Kong and having all of their operations to date in Hong Kong, and our executive offices being based in Hong Kong. Additionally, all the legal and operational risks associated with having operations in mainland China also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to our Operating Entity or Mega Fortune, and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event that we or our Operating Entity were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Entity might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of the securities Mega Fortune is registering for sale, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our Hong Kong operating subsidiary’s operations at any time could result in a material change in our Hong Kong operating subsidiary’s operations and/or the value of the securities we are registering.

We may become subject to a variety of PRC laws and other obligations regarding overseas listing rules and data security, and any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

Mega Fortune is a holding company incorporated as an exempted company with limited liability under the laws of the Cayman Islands with a subsidiary operating and based in Hong Kong. As of the date of this annual report, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief financial officer and all members of the board of directors of Mega Fortune based in Hong Kong and none being a citizen of mainland China. All of our revenues and profits are generated by our operating entities in Hong Kong. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). As of the date of this annual report, we would not be subject to filing requirements with the CSRC under Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”).

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 28, 2021, Cybersecurity Review Measures were published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission (“CSRC”), State Secrecy Administration and State Cryptography Administration and became effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. We believe we are fully in compliance with the regulations or policies that have been issued by the CAC to date. The Company and its subsidiaries are not subject to the regulations and rules issued by CAC.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. The new rules provide that the determination as to whether a Chinese domestic company is indirectly offering and listing securities on an overseas market shall be made on a substance over form basis, and if the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a Chinese domestic company: (i) any of the revenue, profit, total assets or net assets of the Chinese domestic entity is more than 50% of the related financials in the issuer’s audited consolidated financial statements for the most recent fiscal year; (ii) the senior managers in charge of business operation and management of the issuer are mostly Chinese citizens or with regular domicile in China, the main locations of its business operations are in China or main business activities are conducted in China. We are headquartered in Hong Kong with all our executive officers and directors based in Hong Kong who are not Chinese citizens, all of our assets are located in Hong Kong and all of our revenues and profits are generated by our subsidiary in Hong Kong. The Company is not subject to the New Overseas Listing Rules.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secretes Protection and the National Archives Administration released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. PRC domestic enterprises seeking to offer securities and list in overseas markets, either directly or indirectly, shall establish and improve the system of confidentiality and archives work, and shall complete approval and filing procedures with competent authorities, if such PRC domestic enterprises or their overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of state organs to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. These new laws and guidelines have not impacted the Company’s ability to conduct its business, offering securities to foreign investors, or list and trade on a U.S. or other foreign exchange. The Company is headquartered in Hong Kong and it owns 100% equity interest of its subsidiary in Hong Kong and does not have a VIE structure in China. However, any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our Ordinary Shares and could significantly limit or completely hinder our ability to offer our Ordinary Shares to investors or cause the value of our Ordinary Shares to significantly decline or be worthless.

Given the uncertainties arising from the PRC and Hong Kong legal systems, including uncertainties regarding the interpretation and enforcement of the PRC laws and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there are significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and other regulations. Since the New Overseas Listing Rules was newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities.

If the New Overseas Listing Rules become applicable to us or our operating subsidiary in Hong Kong, if our operating subsidiary is deemed to be a CIIO, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to our operating subsidiary in Hong Kong, the business operation of the operating subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future.

While we do not believe we are covered by the permission requirements from CSRC or CAC, investors of our company and our business may face potential uncertainty from enactment, interpretation and implementation of regulatory requirements and the actions taken by the PRC government affecting our business, overseas securities offerings and other capital market activities. If we and our subsidiaries (i) do not receive or maintain such permissions or approvals, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless. If the applicable laws, regulations, or interpretations change and our operating subsidiary become subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities.

Moreover, if there is a significant change to the current political arrangements between the PRC and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the Mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Ordinary Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Ordinary Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt the overseas offring before settlement and delivery of our Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for the overseas offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

As of the date of this annual report, the Company is not required to obtain permission or approval from Hong Kong authorities to register and offer the securities to foreign investors or list and trade on a U.S. or other foreign exchange. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations. However, if we did become subject to PRC laws/authorities, we could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer being able to conduct offerings to foreign investors, and no longer be permitted to continue our current business operations. To the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. We currently have no operation or subsidiary in China, we or our subsidiaries are not required to obtain from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Pursuant to the Basic Law of the Hong Kong Special Administrative Region, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which are confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Also, we or our subsidiaries, are not covered by permissions requirements from CSRC, CAC or any other governmental agency. We have received all requisite permissions or approvals, i.e. certificates of incorporation and business registration certificates that have been obtained by our subsidiary in Hong Kong, for our business operations and no permission or approval has been denied. If we or any of our subsidiaries do not receive or maintain permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Rules on Overseas Listing published by CSRC on December 24, 2021 have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in Mainland China-based issuers. It remains uncertain as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offering and other capital markets activities due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our operating subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses, like us, whose operations are entirely in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between Mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from Mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our operating subsidiary’s operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997.

This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system. However, if the PRC government attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our operating subsidiary’s business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

It may be difficult for U.S. regulators, such as the Department of Justice, the SEC, and other authorities, to conduct investigation or collect evidence in Hong Kong.

Shareholder claims or regulatory investigation that are common in the United States may be difficult to pursue as a matter of law or practicality in Hong Kong. Generally, in PRC, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside PRC. Although the authorities in PRC and Hong Kong may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with regulatory authorities in the Unities States — including the SEC and the Department of Justice — may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within Hong Kong may further increase the difficulties you face in protecting your interests.

Our results of operations are subject to fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar.

Exchange rate fluctuations between the U.S. dollar and the Hong Kong dollar, as well as inflation in Hong Kong may negatively affect our earnings. Expenses associated with our Hong Kong operations, including facilities-related expenses, are incurred in Hong Kong dollars, and personnel-related expenses are incurred in Hong Kong dollars. Consequently, inflation in Hong Kong will have the effect of increasing the dollar cost of our operations in Hong Kong, unless it is offset on a timely basis by a devaluation of the Hong Kong dollar, as applicable, relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Hong Kong or the rate of devaluation of the Hong Kong dollar, as applicable, against the U.S. dollar. In addition, we are exposed to the risk of fluctuation in the value of the Hong Kong dollar vis-a-vis the U.S. dollar. While the Hong Kong government has continued to pursue a fixed exchange rate policy, with the Hong Kong dollar pegged at approximately HK$7.80 to $1.00, we cannot assure you that such policy will be maintained. Any significant appreciation of the Hong Kong dollar against the U.S. dollar would cause an increase in our Hong Kong dollar expenses, as applicable, as recorded in our U.S. dollar denominated financial reports, even though the expenses denominated in Hong Kong dollars, as applicable, will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries or areas other than Hong Kong where we operate and do business may also negatively affect our earnings.

Risks relating to the economic, political, legal and social conditions in Hong Kong.

Any adverse changes in the economic, political, legal and social conditions of Hong Kong may lead to an adverse impact on the demand for our services and may result in deteriorating financial performance of our Group.

Furthermore, we cannot assure you that there will not be any political movements or large scale political unrest in Hong Kong, which may in turn adversely impact the market or lead to disruption of the general economic, political and social conditions in Hong Kong. If such unrest or movement persists for a substantial period of time, it may lead to such disruption, and our overall business, results of operations and financial condition may be adversely affected.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our operating subsidiary in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the U.S. President signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our subsidiary’s business operations, financial position and results of operations could be materially and adversely affected.

There are some political risks associated with conducting business in Hong Kong.

Our business operations are principally in Hong Kong. Accordingly, our business and financial conditions will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information incorporated by reference into and included in this annual report, we derive all of our revenue from operations in Hong Kong and, specifically, from QBS System. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect the business operations of our operating subsidiary. Hong Kong is a special administrative region (SAR) of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, due to long-arm provisions under the current PRC laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of the PRC laws and regulations to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the PRC laws and regulations to Hong Kong and exercise significant direct influence and discretion over the operation of our operating subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since all of our operating subsidiary’s operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Hong Kong became a special administrative region of the PRC when its sovereignty was returned to the PRC. We cannot assure you that the economic, political and legal developments in Hong Kong will not be adversely affected as a result of the exercise of sovereignty by the PRC over Hong Kong. If there is any material adverse change in the general economic, political and legal developments in Hong Kong, our operations and financial position may be adversely affected.

Based on certain recent development including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, the PRC and Hong Kong, which could potentially harm our business. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

RISKS RELATED TO OWNERSHIP OF OUR ORDINARY SHARES

Future sales of a substantial amount of our Ordinary Shares may cause our stock price to decline.

As of September 30, 2025, we had 13,750,000 Ordinary Shares outstanding. Our principal stockholders beneficially owned 10,000,000 of these shares  . These stockholders will be subject to the limitations of Rule 144 under the Securities Act of 1933, applicable restrictions on transfer contained in lock up agreements with the underwriters. We cannot predict when these stockholders may sell their shares or in what volumes. However, the market price of our Ordinary Shares could decline significantly if these stockholders sell a large number of shares into the public market or if the market believes that these sales may occur. We may also issue our Ordinary Shares from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of Ordinary Shares that we may issue could in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

Limited trading volume of our Ordinary Shares may impact our share price.

Even if we achieve a wider dissemination of our Ordinary Shares by means of the Ordinary Shares offered pursuant to this annual report, we are uncertain as to whether an active trading market in our Ordinary Shares will develop. As a result, relatively small trades may have a significant impact on the price of our Ordinary Shares.

Our stock price has been and may continue to be volatile and may result in substantial losses for investors.

The market price of our Ordinary Shares has been and may continue to be volatile. The stock market in general has been highly volatile in 2024 and 2025 and may continue to be volatile in the remainder of 2025 and beyond. The volatility in Ordinary Share price may be unrelated to our operating performance. In addition, the trading price of our Ordinary Shares could be subject to wide fluctuations in response to:

●	our prospects as perceived by others;

●	variations in our operating results and our achievement of key business targets;

●	changes in securities analysts’ recommendations or earnings estimates;

●	differences between our reported results and those expected by investors and securities analysts;

●	announcements of new contracts or service offerings by us or our competitors;

●	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

●	general economic or stock market conditions unrelated to our operating performance.

Volatility may also be due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Hong Kong or China that have listed their securities in the United States.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Hong Kong companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in the Hong Kong retail, entertainment and logistics market;

●	our capability to catch up with the new developments and innovations in the industry;

●	changes in the economic performance or market valuations of other retail, entertainment and logistics companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between and Hong Kong dollar and the U.S. dollar; and

●	general economic or political conditions in Hong Kong.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares. Fluctuations in our stock price as a result of any of the foregoing factors may result in substantial losses for investors.

Operating results may vary from quarter to quarter due to changes in timing and profitability.

Because our operating results are primarily generated from number of significant active IoT projects and installations, operating results in any given fiscal quarter can vary depending on the timing of progress achieved and changes in the estimated profitability of the projects and installations being reported. Progress on projects in certain areas may also be delayed by weather conditions. Such delays, if they occur, may result in inconsistent quarterly operating results due to more or less progress than anticipated being achieved on certain projects and installations, which may in turn lead to reduced prices for our stock.

Our largest shareholder, will be able to control and exert significance influence over our company and their interests may be different from or conflict with those of the holders of our Ordinary Shares.

Mericorn Company Limited (“Mericorn”), a British Virgin Islands business company in which more than 99.99% of interest is owned by Messrs. Ip Tsz Ying, Tin Sze Wai, Tam Tak Seng and Wong Ka Ki, will control more than 50% of the voting power of our Company after the offering. As more than 50% of the voting power for the election of directors is held by Mericorn, we are a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. See “Principal Shareholders.” In addition to the elections of our directors, Mericorn is and will continue to be able to exert a significant degree of influence or actual control over other management and affairs and control matters requiring an approval from a majority of shareholders, including the merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. Their interests might not always be aligned with the interests of our other shareholders.

We are a “controlled company” as defined under the NASDAQ Stock Market Rules. As a result, we may rely on exemptions from certain corporate governance requirements and holders of our Ordinary Shares may not have the same protections generally available to stockholders of other companies listed on stock exchanges in the United States.

Because more than 50% of the voting power for the election of our directors are controlled by Mericorn Company Limited following the completion of the offering, we are a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. As a “controlled company”, we qualify for exemptions from several of Nasdaq’s corporate governance requirements, including requirements that:

●	a majority of the board of directors consist of independent directors;

●	compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

●	director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies as long as these individuals control more than 50% of the voting power of our Company and our board determines to rely upon one or more of such exemptions.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

After our Ordinary Shares begin trading on NASDAQ, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on the share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

Volatility in our Ordinary Share price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from the overseas offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from the overseas offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of Ordinary Shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our Ordinary Shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in our operations and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from our subsidiaries, which may from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of Hong Kong dollars into U.S. dollars, and other regulatory restrictions.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our current Memorandum and Articles of Association and by the Companies Act (as revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands may have a less developed body of securities laws as compared to the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, our operations are conducted outside the United States, and all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Travers Thorp Alberga, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Travers Thorp Alberga has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; (e) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrariness to public policy. However, a separate legal action for collection of a debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we will file reports on Form 6-K as a foreign private issuer. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The Company currently intends to follow the requirements of the Nasdaq Listing Rules without relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). However, we may choose to rely on such exemption to follow certain corporate governance practices of our home country practice in the future. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee of at least two members and each committee member must be an independent director. We, as a foreign private issuer, are not subject to such requirement, if we choose to follow our home country practice. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans for certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US domestic issuers, if we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Ordinary Shares are approved for listing on the Nasdaq Capital Market. We cannot assure you that we will be able to meet the continued listing requirements of the Nasdaq in the future.

In addition, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As an “emerging growth company” under applicable law, we will be subject to reduced disclosure requirements. Such reduced disclosures may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these reduced regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we were to be or become a PFIC for any taxable year during which a U.S. taxpayer holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in the overseas offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, at least 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Our board of directors may refuse or delay the registration of the transfer of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may resolve to refuse or delay the registration of the transfer of our Ordinary Shares. Where our directors do so, they must specify the reason(s) for this refusal or delay in a resolution of the board of directors. Our directors may also refuse or delay the registration of any transfer of Ordinary Shares if the transferor has failed to pay an amount due in respect to those Ordinary Shares. If our directors refuse to register a transfer, they shall, as soon as reasonably practicable, send the transferor and the transferee a notice of the refusal or delay in the approved form.

This, however, will not affect market transactions of the Ordinary Shares purchased by investors in the public offering. Where the Ordinary Shares are listed on a stock exchange, the Ordinary Shares may be transferred without the need for a written instrument of transfer, if the transfer is carried out in accordance with the rules of the stock exchange and other requirements applicable to the Ordinary Shares listed on the stock exchange.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We expect that we will incur additional professional fees and other expenses as a result of being a public company.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our Company and, as a result, the value of our Ordinary Shares.

Prior to the initial public offering in July 2025, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

Upon completion the initial public offering in July 2025, we became a public company in the United States subject to Section 404 of the Sarbanes-Oxley Act of 2002 which requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2026. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, and if the value of our non-affiliated float of our Ordinary Shares exceeds certain amounts, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation, testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company is an exempted company incorporated in the Cayman Islands with limited liability on January 3, 2024 as a holding company. The Company, through its wholly owned subsidiaries, operates as Ponte Fides Company Limited (“Ponte Fides”) in the BVI and QBS System Limited (“QBS System”) in Hong Kong.

The Company is the parent company of Ponte Fides, a BVI business company, which in turn wholly owns QBS System, a Hong Kong company incorporated on April 14, 2011.

Prior to the Reorganization described below, QBS System was owned entirely by Flywheel Advanced Technology, Inc. (FWFW:OTC US) (“FWFW”), an OTC listed company owned one hundred (100) ordinary shares of QBS System; QBS System Pty Ltd was owned entirely by QBS System. QBS System owned 1,000 ordinary shares of QBS System Pty Ltd. The 100 shares of QBS System and 1,000 shares of QBS System Pty Ltd constitute all the issued and outstanding shares of each of QBS System and QBS System Pty Ltd, respectively.

Reorganization

On January 3, 2024, Mega Fortune was incorporated in the Cayman Islands, and one ordinary share was issued to International Corporation Services Ltd as a nominee shareholder. On January 30, 2024, International Corporation Services Ltd. transferred its share to FWFW and caused an additional 99,999 ordinary shares to be issued to FWFW, totaling 100,000 ordinary shares to FWFW. FWFW is an OTC listed company.

On February 6, 2024, Mega Fortune incorporated Ponte Fides in the British Virgin Islands, and 1,000 ordinary shares were issued to Mega Fortune.

On April 29, 2024, all issued and outstanding shares of QBS System were transferred by its sole shareholder FWFW to Ponte Fides in exchange for HK$100 as Ponte Fides is also an indirect wholly owned subsidiary of FWFW. On July 8, 2024 QBS System Pty Ltd was sold to Wong Ka Ki, a related party of the Company, nature of the relationship is detailed in Note 16 to the Consolidated Financial Statements.

On July 5, 2024, 100,000 shares (the “Shares”) of Mega Fortune were transferred by its sole shareholder FWFW to Mericorn Company Limited (“Mericorn”) pursuant to a Share Purchase Agreement. The aggregate purchase price for the Shares was HK$56,360,000. Mericorn transferred to FWFW 9.38% of the total issued and outstanding equity of Elison Virtus Company Limited (“Elison”) in satisfaction of the purchase price of the Shares.

Elison holds all of the issued and outstanding equity of Flywheel Financial Strategy (Hong Kong) Company Limited, a company principally engaged in wealth management services. Each of Ip Tsz Ying, Tin Sze Wai, Tam Tak Seng and Wong Ka Ki owns 25% equity interest of Mericorn  .On July 8, 2024, all 1,000 shares of QBS System Pty Ltd, a company incorporated in Australia were transferred by its sole shareholder QBS System to Wong Ka Ki for a consideration of AUD10,000.

On October 23, 2024, Mega Fortune effected a 100 for 1 forward split/share subdivision approved by its shareholders resulting to the change of par value of the Ordinary Shares from US$0.0001 to US$0.000001. Pursuant to such resolutions approved by its shareholders, the authorized share capital is US$50,000 divided into 50,000,000,000 Ordinary Shares of a par value of US$0.000001 each, and the number of issued and outstanding Ordinary Shares has been subdivided from 100,000 shares to 10,000,000 shares.

Since the Company and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Upon the Reorganization, the Company has subsidiaries in Hong Kong and the BVI. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Indirect or Direct Ownership	Principal Activities
Ponte Fides Company Limited	February 6, 2024	British Virgin Islands	100	Investment Holding
QBS System Limited	April 14, 2011	Hong Kong	100	Provision of Internet of Things (“IoT”) solutions and services

Initial Public Offering

We completed our initial public offering on the NASDAQ on July 16, 2025, issuing 3,750,000 ordinary shares at a price of US$4.00 per share. On July 17, 2025, the initial public offering closed with gross proceeds totaling US$15.0 million, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on July 16, 2025 on The Nasdaq Capital Market and commenced trading under the ticker symbol “MGRT”. In addition, pursuant to the underwriting agreement with the underwriter dated July 15, 2025, we granted the underwriter a 45-day option to purchase up to an additional 562,500 ordinary shares at the public offering price of US$4.00 per share, less underwriting discounts, to cover any over-allotment. The underwriter did not exercise the over-allotment option.

On September 30, 2025, Power Partner Capital Limited (“PPCL”) and Ip Tsz Ying, Tin Sze Wai, Tam Tak Seng and Wong Ka Ki (collectively, the “Mericorn Shareholders”) entered into a deposit agreement (the “Deposit Agreement”). Pursuant to the Deposit Agreement, PPCL paid an aggregate deposit of US$1,605,000 to the Mericorn Shareholders, and each of the Mericorn Shareholders agreed to initiate good-faith negotiations for the sale of its entire equity interest in Mericorn following expiry of certain lock-up restrictions applicable to such equity securities.

On December 8, 2025, PPCL and Choo Wai Hang entered into a share purchase agreement (the “Choo Agreement”). Pursuant to the Choo Agreement, Choo Wai Hang sold its entire equity interests in Mericorn to PPCL for an aggregate consideration of US$535, representing 0.01% of Mericorn’s equity immediately prior to the transactions contemplated under the Choo Agreement (the “Choo Transaction”). The Choo Transaction was closed on December 8, 2025.

On January 21, 2026, PPCL, Mericorn, and the Mericorn Shareholders entered into a share purchase agreement (the “Agreement”). Pursuant to the Agreement, each of the Mericorn Shareholders sold its entire equity interests in Mericorn to PPCL for an aggregate consideration of US$5,349,465, representing 99.99% of Mericorn’s equity immediately prior to the transactions contemplated under the Agreement (the “Transaction”). The Transaction was closed on January 26, 2026. Effective January 20, 2026, Mr. PoTin Wong (“Mr. Wong”) resigned as an independent director of the Issuer. Effective January 21, 2026, Mr. Wan Kwun Lun (“Mr. Wan”) resigned as an independent director, Mr. Chi Chuen Lai (“Mr. Lai”) resigned as a director and the Chief Financial Officer, and Ms. Sin Yi Cheng resigned as a director and the Chief Operating Officer of the Issuer. Also effective January 21, 2026, the remaining members of the board of directors of the Issuer elected Mr. Charles Lin as an independent director to fill the vacancy resulting from Mr. Wong’s resignation, Ms. Chunyan Wang as an independent director to fill the vacancy resulting from Mr. Wan’s resignation, and Mr. Long Wai Lai as a director to fill the vacancy resulting from Mr. Lai’s resignation.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

Corporate Information

Our principal executive offices are located at Unit 327, 3/F, 16W, 16 Science Park West Avenue, Shatin, New Territories, Hong Kong. Our telephone number at this address is + (852) 2144 2638. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is https://qbssystem.com/. The information contained on our website is not a part of this annual report.

B. Business Overview

Overview

We are an Internet of Things (“IoT”) solution provider in Hong Kong. Through our operating subsidiary QBS System Limited (“QBS System”), founded in 2011, we have specialized in delivering comprehensive IoT solutions and services across various industries. Our vision is to become the preferred choice for IoT solutions for enterprises and projects in the Asia-Pacific region. We plan to achieve this through helping enterprises undergo digital transformation, launch IoT initiatives, upscale existing IoT applications, or IoT solutions with legacy systems.

Through our IoT platform, tools and services, we help enterprises through their digital transformation, launch IoT initiatives, upscale an existing IoT application or integrate any IoT solution with a legacy system to help them become more innovative, effective and productive. By utilizing our services and products, clients can gain instant access to critical information, manage and control devices and systems with the Internet or other networks.

Description of Business

QBS System launched in Hong Kong under the Companies Ordinance on April 14, 2011. QBS System’s business service portfolio includes the provision of IoT Integration Solution Services, IoT Maintenance and Support services, BPO services and trading sales.

QBS System’s Business Service Portfolio

IoT Integration Solution Services:

QBS System’s IoT Integration Solution Service helps clients to build applications using available IoT devices, sensors, framework and platform, to integrate the available hardware and software solution with clients existing landscape or to implement a new IoT solution for enterprises.

The applications of the QBS System’s IoT Integration Solution Service includes Enterprise IoT and Industrial IoT, the essential component of Industry 4.0.

QBS System provides a full-range of services under its IoT Integration Solution Service program such as consulting, development and implementation, analytics, support, and evolution.

QBS System’s IoT Integration Solution Service focuses on researching and developing technologies to improve business efficiencies for clients and find a faster, more economical, and easier ways to solve problems. The list below shows certain of the technologies developed and utilized by QBS System’s IoT Integration Solution Services in the following industries:

●	Low Carbon Property Management — carbon management involves understanding the carbon footprint of an entity or an individual by collecting and analyzing a massive volume of data. Carbon footprint benchmarking assesses and manages carbon emissions. This technology saves operating costs, reduces carbon emissions, slows climate change, improves air quality, and benefits human health;

●	Energy Management — energy management is the key to conserving energy and saving money. It provides an opportunity to optimize energy costs by understanding energy flow, procurement, and economics of energy and reducing its harmful impact on our environment. This technology monitors energy consumption resulting in savings and reduction in carbon emissions for greater corporate social responsibility;

●	Stock Management — stock management enables real-time stock information and facilitates warehouse and retail operation activities, a critical supply chain element. Stock management aims to have the right product in the right place at the right time without creating excess inventory. This technology offers a timely, efficient, and cost savings solution, especially for retail businesses;

●	GreenTech Management — GreenTech Management typically refers to a company or entity that specializes in managing environmentally friendly or sustainable technology solutions. It involves overseeing projects related to renewable energy, waste management, energy efficiency, clean technologies, or other environmentally sustainable initiatives. This management may encompass planning, implementing, and optimizing green technology solutions within organizations or across various sectors to reduce environmental impact and promote sustainability. It monitors, for example, planting requirements based on dynamic environmental data captured. This technology helps those growing houseplants or vegetation to reduce sound level and carbon footprint in the house, improve indoor air quality, and use resources more efficiently; and

●	Hospitality industry Management — facilitates the hospitality industry to be more efficient and reduce operating costs.

IoT Maintenance and Support Services:

Following the completion of a QBS System’s IoT Integration Solution Service for a client, QBS System can provide ongoing maintenance and support services, as well as maintenance and support services on consumable hardware and software (license) purchased by the client. QBS System’s maintenance and support services are in high demand by their clients to facilitate long-term usage of QBS System’s products and help them be competitive in their respective fields, such as real estate, leisure, and entertainment industries.

Maintenance and support services entail ad-hoc technical services, IoT system administration, maintenance, secondment, and corrective services. QBS System also offers license renewal subscriptions for individual IoT systems, hardware, and software provided by the IoT products vendors.

Business Process Outsourcing (“BPO”) Services:

QBS System provides BPO services to IoT projects, which is an end-to-end technology service, outsourcing services to assist enterprises in launching IoT projects or ventures, creating a new technology solution, upscaling an existing IoT application, or reliably and cost-effectively integrating any IoT solution with a legacy system while addressing business challenges.

BPO service helps with:

●	New Product Launch Success

●	Product Transitions & Life Cycle Management

●	Roadmap & Technology Reviews

●	Business Planning

●	Target Operational Model

●	Forecast Management

In addition to the BPO services, QBS System offers technical consultants on flexible client assignments. This service assists clients in recruiting, training, and managing teams of consultants and related administrative staff. It is also involved with all technical aspects of clients’ IoT by deeply analyzing clients’ vision and creating IoT technology solutions enabling clients to build new IoT-based products and establish a new business model. The IoT BPO service helps with hardware and software that can adequately address the complexity and fragmentation in clients’ IoT projects, including hardware integration, software.

Trading Sales:

The Company enters into distinct contracts with its customers to sell hardware and IoT-related products. The Company typically enters into contracts with its customers where the rights of the parties, including payment terms, are identified. Sales prices to customers are fixed with no separate sales rebate, discount, or other incentive and there is no right of return. The Company generally provides no credit terms to its customers who are contractually required to settle the considerations upon product delivery. The Company’s sole performance obligation is to deliver products according to contract specifications. The Company recognizes product revenue at a point in time when the control of products is transferred to customers.

Our Projects/Product Portfolio

Smart Buildings:

Smart buildings are equipped with energy-saving equipment for the efficient functioning of all the components and systems of a building, including lighting; monitoring; safety and security; emergency systems; heating, ventilation, and air conditioning systems; and car parking. The concept of smart buildings has gained pace due to the increasing adoption of IoT solutions and services, and the growing deployment of IoT sensors.

With the growing numbers of IoT network devices, the critical need for reliable IoT integration services, such as system design and architecture services, advisory services, and testing services, has emerged for the smooth integration, interconnectivity, and functioning of connected devices. IoT-enabled smart buildings have enhanced features, such as personalization of operations, device mobility inside buildings, comfort to occupants, enhanced productivity, and automation of indoor activities. IoT home automation systems utilize control systems and smart devices to automatically control and manage the basic home functions over the Internet, with minimal effort from the users.

During 2020, one of the leading utility service companies in Hong Kong collaborated with QBS System to build an IoT factory in order to cross-integrate multiple brands of IoT Gateway as a single management platform, catering to different user scenarios in office or campus energy management in a more innovative way, such as sensory data of room occupancy capturing for electricity control purpose.

In 2016, QBS System collaborated with a Germany company on a project launched by the Hong Kong government is to design and build the Waste Electrical and Electronic Equipment Treatment and Recycling Facility (WEEE·PARK), which provides a collection service and operates the facility. The facility uses state-of-the-art technology to process refrigerators, TVs, computers, washing machines, and air conditioners into valuable secondary raw materials while controlling the management of the hazardous materials that are contained in this equipment.

In 2012, QBS System worked together with a local management company and delivered a smart building application for the first zero-carbon building in Hong Kong developed by the Construction Industry Council in collaboration with the HKSAR Government. Our application utilizes the Building Automation and Controls Network (BACnet), a communication protocol standard explicitly designed to provide a way to integrate building control products made by different manufacturers. The BACnet enables a vast volume of data to be analyzed automatically and visualizes carbon footprint benchmarking data to the Low Carbon property management dashboard.

IoT Home Growing Device:

QBS System’s IoT home growing device is a technology solution designed to enable individuals to grow plants and crops in their homes using IoT technology. The device is typically equipped with sensors, cameras, and other tools that allow for remote monitoring and management of the plant growth process.

A home growing device enables sensing technologies, such as humidity, temperature, etc., to monitor dynamic planting requirements for plans and crops. For example, as an intelligent virtual assistant the growing device can propose watering schedules based on the dynamic environmental data captured and a plant’s specific characteristics and needs.

The IoT growing device can be used to grow a variety of plants, including herbs, vegetables, and flowers, and can be configured to meet the specific needs of each plant. The device is typically connected to a mobile app or web platform, allowing users to monitor the progress of their plants, receive alerts and notifications, and adjust settings as needed.

The use of IoT technology in home growing devices allows for greater precision and control over the plant growth process. Sensors can monitor factors such as temperature, humidity, and light levels, and automatically adjust settings to ensure optimal growing conditions. This can result in faster growth, higher yields, and healthier plants.

IoT home growing devices are gaining popularity among consumers who are interested in sustainable and healthy living, as well as those who have limited outdoor space or live in areas with harsh climates. They are also used in commercial settings such as restaurants and grocery stores to provide fresh produce on site.

Overall, IoT home growing devices offer a convenient and efficient way for individuals to grow plants and crops in their homes, while leveraging the benefits of IoT technology to promote the plant growth process.

Smart Bench:

QBS System has co-developed with another innovator the Smart Bench, a modern, multifunctional bench designed for use in outdoor spaces. It has various features, such as wireless charging for mobile devices, WiFi connectivity, and sensors that track environmental data like temperature, air quality, and noise levels. While powered by solar panels, the Smart Bench stores energy with a built-in battery for use at night. QBS System led the team in IoT Device Integration and System Implementation of the Smart Bench. The Smart Bench aims to enhance the user experience of public spaces by providing a convenient and comfortable place to sit while offering helpful technology features. Additionally, environmental sensors can help city planners gather data on how people use outdoor spaces and make informed decisions about improving urban infrastructure. QBS System’s believes that the Smart Bench is an innovative and practical solution for modern urban living.

Location Based Services:

Ultra-wideband (UWB) is a wireless communication technology that uses low-energy, short-range radio waves to transmit large amounts of data over short distances. Unlike other wireless communication technologies that use narrowband signals, UWB signals use a very wide frequency range, typically spanning several gigahertz, which enables them to transmit data at extremely high speeds.

UWB technology is used in a variety of applications, including high-speed data transfer, location tracking, and sensing. In the context of data transfer, UWB can be used to transfer large files, such as high-definition videos, between devices at speeds of up to several gigabits per second. In location tracking, UWB can be used to accurately determine the location of objects or people within a confined space, such as a building or a room, with a high degree of precision. In sensing applications, UWB can detect objects’ presence, measure distance, and even detect motion.

One of the advantages of UWB technology is its ability to operate in crowded radio frequency environments without interfering with other wireless communication technologies. This is because UWB signals are spread out over a wide frequency range and are designed to coexist with other wireless technologies.

During 2019, one of the largest theme parks in Hong Kong introduced UWB technology into game environment in Hong Kong, for which QBS System acted as a subcontractor and was responsible for digital communication among devices for tracking the children playing a 3D projection game scene with centimeters-level of accuracy.

QBS System also utilizes location-based service driven products equipped with the readiness and the reliability of indoor and outdoor positioning system. In 2019, an NGO worked with QBS System for location-based service adaptations on their existing mobile application to enable extra technology to substantiate location-awareness assist visual impaired persons in a technology park in Hong Kong. Wireless fingerprinting and magnetic fields are captured for indoor positioning estimation to provide a coordinate on an app, speak-to-navigate approach is used for visual impaired app users

Fee Structure

QBS System provides services with (i) IoT Integration Solutions Services; (ii) Business Process Outsourcing (“BPO”) Services; (iii) IoT Support and Maintenance Services; and (iv) Trading of IoT-Related products.

(i) IoT Integration Solutions Services

The Company engages in distinct contracts with its customers to deliver IoT Integration Solution Services. Billing occurs based on predefined milestones in the contracts, with completion confirmed upon the customer’s acceptance after successful user testing.

In the IoT Integration Solution contracts, the Company commits to providing various services for specific projects. Although the contracts outline separate promises, such as development, implementation, and consulting, these are in fact components of a bundled service leading to a combined outcome that the Company must deliver. These individual promises are highly interdependent, forming a single, integrated solution. Therefore, the Company accounts for each IoT Integration Solution contract as one single performance obligation and no allocation of transaction price is required. There is no warranty provision term provided in these contracts. The Company typically collect 20% to 50% of contract sum upfront before commencement of work, with the remaining contract sum being collected in multiple installments according to predefined milestones. IoT Integration Solution Services contracts are typically completed within one year.

The contracts explicitly outline transaction prices as fixed amounts with no variable considerations. The Company’s performance creates a customized asset for customers, that the customers have control as the asset is created. This is evidence by customers taking physical procession over customized hardware and software developed by the Company. Furthermore, the solutions are tailored and customized for specific customers with no alternative use. The Company recognizes revenue from IoT Integration Solution Services based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost method to measure progress, which is generally different from the timing of unconditional right of payment which is based upon certain conditions being completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

The Company uses the ratio of actual costs incurred to total estimated costs (an input method) since costs incurred represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontractor and consultant costs, materials and other costs directly related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, unanticipated changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceeds the consideration to be received, the Company accrues the entire estimated loss during the period the loss becomes known.

(ii) Business Process Outsourcing (“BPO”) Services

The Company engages in distinct contracts with its customers to provide IT-related manpower support for a fixed period of time. Each contract involves one performance obligation, where the Company commits to providing designated number of personnels who has relevant IT expertise and knowledge as required by customers. The Company typically collects monthly instalment from customer over contract period in BPO services.

Transaction prices are explicitly stated in the contracts as fixed amounts without variable considerations. Because those personnels work directly under customers’ instruction during contract period and customers take control over all work output by the personnels, customers receive and consume benefits provided by the Company simultaneously. Therefore, revenues from BPO Services are recognized over time.

The Company uses ratio of actual labor cost incurred over total budgeted labor cost (an input method) as a measure of progress towards satisfaction of performance obligation. Under this method, the Company could appropriately measure the fulfillment of its performance obligation.

(iii) IoT Support and Maintenance Services

The Company enters into distinct contracts with its customers to provide ongoing maintenance and support services for the existing IoT Solutions. Each contract encompasses a single performance obligation, considering the highly interdependent and highly interrelated nature of the support and maintenance services provided during the contract period.

In these IoT Support and Maintenance contracts, the Company commits to delivering a variety of support and maintenance services. Although the contracts specify separate services, such as maintenance of different components of IoT Solutions and repair and replacement of various hardware, these services are actually elements of a bundled offering that culminates in a unified outcome the Company is obliged to provide. The individual services are highly interdependent, constituting a single, integrated solution. Consequently, each IoT Support and Maintenance contract is recognized as a single performance obligation. The Company typically collects monthly instalments from customers over contract period in IoT Support and Maintenance services.

Transaction prices for IoT Support and Maintenance Services are explicitly written in contracts as a fixed amount without variable consideration. Because customers simultaneously receive and consume the benefits of the Company’s performance as it is delivered, revenues from IoT Support and Maintenance Services are recognized over time.

Revenues from IoT Support and Maintenance are recognized on the basis of the Company’s efforts or inputs to the satisfaction of a performance obligation. It is recognized using the input method, aligning with actual incurred costs against expected budgeted costs at contract inception.

(iv) Trading of IoT-Related products

The Company enters into distinct contracts with its customers to sell hardware and IoT-related products. The Company typically enters into contracts with its customers where the rights of the parties, including payment terms, are identified. Sales prices to customers are fixed with no separate sales rebate, discount, or other incentive and there is no right of return. The Company generally provides no credit terms to its customers who are contractually required to settle the considerations upon product delivery. The Company’s sole performance obligation is to deliver products according to contract specifications. The Company recognizes product revenue at a point in time when the control of products is transferred to customers.

Revenue from IoT Integration Solutions services represents the delivery of integrated solutions after providing a series of development, implementation, and consulting services. The revenue is charged at a fixed amount with no variable consideration, as explicitly outlined in the contract. Revenue is recognized over time on the basis of our effort or inputs to the satisfaction of a performance obligation over time as work progresses, following the input method which adopted the ratio of actual costs incurred to total estimated costs to measure progress and estimate the portion of revenue earned. Revenue is generally driven by the sizes and types of projects involved and the nature of services provided.

Revenue from BPO services represents fee income for the provision of IT-related manpower support for a pre-agreed period at a fixed amount, without variable considerations, as stated in the contract. Revenue is recognized over time on the basis of the ratio of actual labor cost incurred over total budgeted labor cost (input method) as a measure of progress towards satisfaction of performance obligation. BPO income is generally driven by the number of manpower required and the specific grade or level of expertise involved.

Revenue from IoT Support and Maintenance services represents the delivery of a variety of support and maintenance services, including the maintenance of different components of IoT Solutions and the repair and replacement of various hardware, at a fixed amount without variable consideration, as stated in the contract.

Revenue is recognized over time on the basis of our efforts or inputs to the satisfaction of a performance obligation, following the input method which aligning with actual incurred costs against expected budgeted costs at contract inception. Service income is generally driven by the sizes and types of services involved and the nature of services provided.

Revenue from trading hardware and IoT-related products to our customers, sales income is recognized upon the physical delivery of the products to the customers. Sales prices to customers are fixed with no separate sales rebate, discount, or other incentive and there is no right of return as outlined in the contract. The selling price offered to our customers varies depending on the products sold and trade volume.

Our Customers

Our customers consist of government departments, large retail brands, chain restaurants brands, theme parks and some of them are well recognized international brands. Our customers are mainly in the industries of construction, retail, electronics, food and beverage, telecommuting, robotics, logistics businesses.

Sales and Marketing

Our marketing is primarily based on our branding. While many companies are strong in either creativity or technology, we are strong while also developing total solution to transform the business with hardware and software technology. As a result, the majority of our client base contacts us directly through referrals, reputation, word-of-month, and even online searches. Although we attend trade shows and sponsor certain events to showcase our technologies and capacities for the general brand promotion, we have not had the needs to conduct any sales driven marketing campaigns or sales efforts of our own to gain new clients, due to our continuing projects of advertising and marketing productions in the pipeline that we have signed orders and agreements and the relatively exclusive profile of our corporate clientele.

We have received the following awards:

Hong Kong RFID award — HK RFID — Winner 2013

Hong Kong ICT Award — Office of the Government Chief Information Officer — Silver Award 2013

Technologies and Intellectual Property

Our company’s offerings is a sophisticated IoT (Internet of Things) platform that efficiently integrates a diverse array of smart devices, sensors, and cloud-based services. This platform leverages the advancements in several key technologies to deliver a transformative user experience. An extensive network of interconnected sensors that can monitor a wide range of environmental and physiological data. These sensors are strategically placed throughout homes, buildings, and urban infrastructures, collecting real-time information on factors such as temperature, humidity, air quality, energy consumption, and user activity.

Our IoT platform utilizes advanced wireless technologies, to establish reliable and secure communication between various smart devices and our cloud-based services. This connectivity ensures that data can be transmitted and synchronized across the entire IoT ecosystem of the Company.

We utilize a third-party Robotic Process Automation (RPA) tool without modifying or reprogramming it and configure it to follow client-specific instructions, automating tasks based on their needs. For example, the RPA can be programmed to use large language model (LLM) to search for information or answer questions to complete tasks, then copy the responses back to the task. This is particularly useful for automating repetitive administrative duties. We use client-provided data to perform these tasks but do not store any of them. We don’t develop AI or RPA tools and only use the RPA software to automate repetitive or programmed tasks, without controlling physical robots. These intelligent algorithms analyze patterns, identify trends, and generate personalized insights and recommendations to help users optimize their living and working environments.

In order to improve and expand our services, we engage in on-going and continuous research and development (“R&D”) and recruitment of specialized talent, including programmers in AI, Hardware Security Modules, digital twins and robotics.

Our R&D focuses on key cutting-edge technologies to maintain our competitive advantage, including Hardware Security Modules (“HSM”), Robotic Process Automation (“RPA”) and Ultra-wideband (“UWB”).

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Increased efficiency and productivity:

QBS System enables companies to improve operations and automate processes to increase efficiency and productivity. For example, we use IoT sensors to monitor equipment performance, predict maintenance needs, and reduce downtime.

Cost savings:

QBS System helps companies save costs by improving operational efficiency, reducing waste, and optimizing resource utilization. For example, IoT sensors monitor energy consumption and optimize usage, leading to cost savings.

Competitive advantage for our customers:

Companies that adopt IoT can gain a competitive advantage by differentiating themselves from competitors, improving their products and services, and providing better customer experiences. For example, our IoT-related services can help companies offer personalized services, such as customized product recommendations and targeted marketing.

Enhance efficiency:

QBS System can enable companies to enhance efficiency by developing innovative products and services that leverage IoT technology. For example, our IoT-related services can help companies offer subscription-based services, such as predictive maintenance and remote monitoring.

Improved Customer Experiences:

QBS System can enable companies to improve customer experiences by providing personalized, real-time services and support. For example, IoT sensors monitor customer usage patterns and provide customized recommendations.

Our Challenges

Shortage of skilled technicians

High quality and talented technology specialists and programmers with the requisite skills and experience are rare in the Hong Kong market, as we need to design and implement the total solution for clients. So it will need both knowledge and experience on both hardware, software and how to connect these two components in the actual project. Therefore, we plan to source such professionals from other countries, where employment costs are lower than Hong Kong but their skills and qualifications are high due to their government’s funding for such skills in technology. We have already established recruiting channels in such market.

Our Growth Strategy

Having already established and developed a stable relationship with our major clients and gained the technical know-how, experience, and reputation in smart manufacturing and logistics support over 13 years of operations, we plan to build on our competitive strengths to expand our scale of business and further strengthen our market position in Hong Kong as well as to engage in further overseas expansion with the following strategies:

Sales & Marketing:

We have served government departments, large brands names in logistics, good and beverage and many different industries. We will diversifying sales channels to reach a wider audience through e-commerce, partnerships, and different industry events. Enhancing digital marketing efforts to improve online visibility, engage with the target audience, and establish the company as a thought leader. Enhancing the customer experience through exceptional support, loyalty programs, and continuous improvement based on customer feedback. Expanding the product offerings to meet evolving market needs and diversify the company’s capabilities. Leveraging strategic partnerships to gain access to new markets, integrate complementary solutions, and enhance the company’s credibility. Our primary targeted markets are America, southeast Asia and Australia.

Products/service for enhancing customers:

It is found that commercial market spent less money as possible as pessimistic for their own businesses. The newly introduced product/service lines: RPA, UWB. and large language model (“LLM”) are focusing on company operation automation and optimisation for better cost saving and closer monitoring to cater for the market situation. Besides, the HSM adoption fits the Hong Kong government’s demands on cybersecurity.

Human Resources:

We plan to expand our staff recruiting beyond Hong Kong in order to source technology specialists, programmers, researchers, and skilled technicians in hardware such as robotics and software like AI from America, where highly skilled workers are available at lower costs than in Hong Kong. Due to the predominantly digital nature in some of our projects of our business and services, jobs can be done remotely without the need for physical relocation.

Insurance

The Company does not carry any business interruption insurance, public liability insurance, or any other insurance policy. We consider our insurance coverage to be adequate and in line with that of other companies in the same industry of similar size in Hong Kong.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in Hong Kong.

Hong Kong Regulations

As we conduct business primarily in Hong Kong through our wholly-owned subsidiary QBS System Limited, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Hong Kong Laws and Regulations relating to Protection of Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), which came into operation in Hong Kong on August 1, 1996, aims to protect the privacy of individuals of their personal data. The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

Principle 1 — purpose and manner of collection of personal data;

Principle 2 — accuracy and duration of retention of personal data;

Principle 3 — use of personal data;

Principle 4 — security of personal data;

Principle 5 — information to be generally available; and

Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention. A data user who contravenes an enforcement notice commits an offence which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

Hong Kong Laws and Regulations relating to Trade Description

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”), which came into operation in Hong Kong on April 1, 1981, aims to prohibit false or misleading trade description and statements to goods and services provided by traders to the consumers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods and services or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Hong Kong Laws and Regulations relating to Supply of Services

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SSITO”), which came into operation in Hong Kong on October 21, 1994, stipulates that in a contract for the supply of service, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill. The SSITO provides that where, under a contract for the supply of a service by a supplier acting in the course of a business, the time for the service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time. The SSITO also provides that where, under a contract for the supply of a service, the consideration for the service is not determined by the contract, is not left to be determined in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the party contracting with the supplier will pay a reasonable charge.

Hong Kong Laws and Regulations relating to Exemption Clauses in a Contract

Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong) (“CECO”), which came into operation in Hong Kong on December 1, 1990 aims to limit the scope where the seller may limit its liability via the terms of the contracts. The CECO provides that unless the concerned terms satisfy the test of reasonableness, a person dealing as consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract.

Hong Kong Laws and Regulations relating to Intellectual Properties Rights

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”), which came into operation in Hong Kong on April 4, 2003 provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trade mark, including selling and importing goods bearing a forged trade mar, or possessing or using equipment for the purpose of forging a trade mark.

Patents Ordinance (Chapter 514 of the Laws of Hong Kong), which came into operation in Hong Kong on June 27, 1997 provides the framework for “re-registration” system of Chinese, UK and European patents in Hong Kong. Pursuant to Patents (Amendment)Ordinance 2016, which came into operation in Hong Kong on 19 December 2019 provide a new framework for a new patent system — an “original grant patent” system, running in parallel with the “re-registration” system.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“Copyright Ordinance”), which came into operation in Hong Kong on June 27, 1997 provides comprehensive protection for recognized categories of work including artistic work. The Copyright Ordinance restricts certain acts such as copying and/or issuing or making available copies to the public of a copyright work without the authorization from the copyright owner as it may constitute primary infringement. The Copyright Ordinance provides that a person may also incur liability for secondary infringement if that person possesses, sells, distributes or deals with a copy of a work which is, and which he knows or has reason to believe to be, an infringing copy of work for the purposes of or in the course of any trade or business without the consent of the copyright owner.

Hong Kong Laws and Regulations relating to Employment

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), which came into operation in Hong Kong on September 27, 1968, all employees covered by the EO generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), which came into operation in Hong Kong on July 24, 1998, every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF

Scheme within the first 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme.

Any employer who contravenes the requirement of enrolling eligible employees in a registered MPF Scheme commits a criminal offence and is liable on conviction to a maximum fine of HK$50,000 and imprisonment for six months on the first conviction and maximum fine of HK$100,000 and imprisonment for one year on each subsequent conviction.

Any employer who contravenes the requirement of paying mandatory contributions to the MPF Scheme commits a criminal offence and is liable on conviction to a maximum fine of HK$50,000 and imprisonment for six months on the first conviction and maximum fine of HK$100,000 and imprisonment for one year on each subsequent conviction.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), which came into operation in Hong Kong on December 1, 1953, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), which came into operation in Hong Kong on November 12, 2010, provides for a prescribed minimum hourly wage rate (currently at HK$42.1 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Failure to pay minimum wage amounts to a breach of the wage provisions under MWO. An employer who wilfully and without reasonable excuse fails to pay wages to an employee when it becomes due is liable to prosecution and, upon conviction, to a fine of HK$350,000 and to imprisonment for three years..

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (“OSHO”), which came into operation in Hong Kong on May 23, 1997, provides for the protection of health and safety of employees in workplaces, both industrial and non-industrial.

Employers must, as far as reasonably practicable, ensure the safety and health at work of all employees by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;

●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

●	providing all necessary information, instruction, training, and supervision for ensuring safety and health; and

●	as regards any workplace under the employer’s control, maintaining the workplace in a condition that is safe and without risks to health and providing and maintaining means of access to and egress from the workplace that are safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$200,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment of six months.

Hong Kong Laws and Regulations relating to Anti-Competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“CO”) that commences on January 18, 2013 (i) prohibits conduct that prevents, restricts or distorts competition in Hong Kong; (ii) prohibits mergers that substantially lessen competition in Hong Kong; and (iii) provides for incidental and connected matter.

The “First Conduct Rule” prohibits anti-competitive agreements, practices and decisions. It provides that an undertaking must not (i) make or give effect to an agreement; (ii) engage in a concerted practice; or (iii) as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. Serious anti-competitive conduct includes (i) fixing, maintaining, increasing or controlling the price for the supply of goods or services; (ii) allocating sales, territories, customers or markets for the production or supply of goods or services; (iii) fixing, maintaining, controlling, preventing, limiting or eliminating the production or supply of goods or services; and (iv) bid-rigging.

The “Second Conduct Rule” prohibits the abuse of market power. It provides that an undertaking that has a substantial degree of market power in a market must not abuse such power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. This conduct may in particular, constitute an abuse of such market power if it involves predatory behavior towards competitors or limiting production, markets or technical development to the prejudice of consumers. Matters that may be taken into consideration when determining whether an undertaking has a substantial degree of market power in a market include (i) the market share of the undertaking; (ii) the undertaking’s power to make pricing and other decisions; and (iii) any barriers to entry to competitors into the relevant market.

The First Conduct Rule and the Second Conduct Rule apply to all sectors of the Hong Kong economy. Therefore, our business is subject to CO generally.

In the event of contravention of a competition rule, the Competition Tribunal may (i) on application by the Competition Commission, impose pecuniary penalty of any amount it considers appropriate subject to a maximum of 10% of the turnover of the undertaking concerned for each year in which the contravention occurred for each single contravention (if the contravention occurred in more than three years, 10% of the turnover of the undertaking for the three years that saw the highest, second highest and third highest turnover); (ii) on application by the Competition Commission, make an order disqualifying a person from being a director of a company or from otherwise being concerned in the affairs of a company; (iii) make orders it considers appropriate, including but not limited to prohibiting an entity from making or giving effect to an agreement, requiring modification or termination of an agreement, requiring payment of damages to a person who has suffered loss or damage as a result of the contravention.

Hong Kong Laws and Regulations relating to Business Registration and Taxation

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (“BRO”), which came into operation in Hong Kong on February 6, 1959, requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year.

Pursuant to Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”), which came into operation in Hong Kong on May 3, 1947, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of

Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

The IRO provides, among other things, that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his or her assessable profits arising in or derived from Hong Kong at the standard rate, which stood at 8.25% on assessable profits up to $2,000,000 and 16.5% on any part of assessable profits over $2,000,000 for corporate taxpayers as of the date of this annual report. The Inland Revenue Ordinance also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations of capital assets.

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

C. Organizational structure

The following diagram depicts our current organizational structure as of the date of this annual report.

D. Property, Plants and Equipment

Our principal executive office is located in Unit 327, 3/F, Building 16W, 16 Science Park West Avenue, Hong Kong Science Park, Shatin, New Territories, Hong Kong, where 3-year leases approximately 1,069 square feet for office space. The leases will expire on June 16, 2027, which can be renewed upon mutual agreement with our landlord. Our leased premises are leased from an unrelated party who either has valid title to the relevant properties or proper authorization from the titleholder to sublease the property, as disclosed in the following table:

Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
Unit 327, 3/F, Building 16W, 16 Science Park West Avenue, Hong Kong Science Park, Shatin, New Territories, Hong Kong	Hong Kong Science and Technology Parks Corporation	HKD320,700	June 16, 2027	General office use

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Report.

A. Operating Results

Overview

We, through our Operating Entity, are an IoT solutions and services provider that principally engages in providing a comprehensive range of IoT solutions and services comprising development and implementation, support and maintenance and trading of hardware and IoT-related products in Hong Kong. Our business is primarily carried out through our wholly owned Operating Entity: QBS System Limited. Our diversified business portfolio allows us to create synergies between our business lines and generate new business opportunities for each business segment so as to strengthen our market position and accelerate our expansion by expanding our scale and gaining additional market share.

We use a management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM, specifically the Company’s CEO and CFO, for making decisions, allocating resources and assessing performance. The CODM believes we have only one business segment, which is the provision of IoT solutions and services..

The following discussion and analysis of our financial condition and results of operations is prepared based on the financial data which is derived from our audited consolidated financial statements for the years ended September 30, 2025, 2024 and 2023, included in this annual report.

Our revenues were US$11.1 million, US$3.3 million and US$3.2 million for the years ended September 30, 2025, 2024 and 2023, respectively. We recorded net income of US$1.8 million, US$0.4 million and US$0.5 million for the years ended September 30, 2025, 2024 and 2023, respectively . We plan to keep our business growing by broadening our customer base, expanding the scale of business cooperation with different suppliers, optimizing our technology capabilities and expanding the scope of our IoT solution offerings.

Recent Developments

We completed our initial public offering on the NASDAQ on July 16, 2025, issuing 3,750,000 ordinary shares at a price of US$4.00 per share. On July 17, 2025, the initial public offering closed with gross proceeds totaling US$15.0 million, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on July 16, 2025 on The Nasdaq Capital Market and commenced trading under the ticker symbol “MGRT”. In addition, pursuant to the underwriting agreement with the underwriter dated July 15, 2025, we granted the underwriter a 45-day option to purchase up to an additional 562,500 ordinary shares at the public offering price of US$4.00 per share, less underwriting discounts, to cover any over-allotment. The underwriter did not exercise the over-allotment option.

Factors Affecting Our Results of Operations

Our business and operating results are affected by the general factors that impact our total addressable market, including, among others, overall economic growth in Hong Kong and globally, the continued relationship with recurring customers, costs of supplies, regulatory, tax and geopolitical environments, and the competitive landscape for our services. Changes in any of these general factors could affect the demand for our principal businesses and our results of operations. Moreover, the following company-specific factors can directly impact our results of operations materially:

Our ability to compete successfully and broaden our customer base

Although we have built long-term relationships with our key customers, we cannot guarantee that some of our competitors will not have more financial and human resources, more competitive pricing strategies, or closer relationships with suppliers than we have. If our competitors offer less expensive alternatives, engage in aggressive pricing to increase their market share, or are capable of supplying products with superior performance, functions, or efficiency, we could lose customers to our competitors. This could adversely affect our business, financial condition, and results of operations.

Our ability to control the cost of revenues

The cost of revenues we incur is largely dependent on market forces, such as fluctuations in general labor costs, market supply and demand, and logistics and transport costs. As our business grows in scale, we expect to have higher bargaining power and, hence, more favorable terms, including pricing and payment terms, for the cost of revenues incurred. However, since the cost of revenues are largely dependent on market forces and out of our full control, if these costs increase and we cannot pass on the costs to our customers, our results of operations will be materially impacted.

Our ability to retain skilled personnel

Our future growth and success depend significantly on the continued service and contributions of our engineers and senior management personnel. Many of these key personnel are highly skilled and experienced and are difficult to recruit and retain, particularly as we seek to expand our business with respect to our IoT products and solutions. Competition for recruiting qualified personnel is intense, and finding personnel with the combination of skills and attributes required to execute our business strategy may be difficult, time-consuming, and expensive. Consequently, the loss of any key personnel or failure to recruit, train, or retain qualified personnel could significantly negatively impact our operations.

Our ability to adapt to the rapid technology change of the market

The industry is rapidly changing technologically, with highly evolving industry standards and frequent introductions and enhancements of new products and services. Customers also expect fast technological advancements. Our future success will depend on our ability to adapt to rapidly changing technologies, align our services with evolving industry standards, and continually improve the know-how of our staff in response to the evolving demands of the marketplace. Failure to adapt to such changes would have a material adverse effect on our business and results of operations.

Key Components of Results of Operations

Revenues

Our revenues consist of (i) IoT Integration Solutions Services; (ii) Business Process Outsourcing (“BPO”) Services; (iii) IoT Support and Maintenance Services; and (iv) Trading of IoT-Related products. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years ended September 30, 2025, 2024 and 2023:

	For the Years Ended September 30,
	2025		2024		2023
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
IoT Integration Solutions services	5,955,416	53.7	1,852,645	55.7	1,859,927	57.3
BPO services	2,623,287	23.7	1,028,838	30.9	772,954	23.8
IoT Support and Maintenance services	2,453,816	22.1	429,910	12.9	460,396	14.2
Trading sales	53,029	0.5	14,597	0.5	154,266	4.7
Total revenues	11,085,548	100.0	3,325,990	100.0	3,247,543	100.0

Range of IoT services

a)	IoT Integration Solutions services

Revenue from IoT Integration Solutions services represents the delivery of integrated solutions after providing a series of development, implementation, and consulting services. The revenue is charged at a fixed amount with no variable consideration, as explicitly outlined in the contract.

Revenue is recognized over time on the basis of our effort or inputs to the satisfaction of a performance obligation over time as work progresses, following the input method which adopted the ratio of actual costs incurred to total estimated costs to measure progress and estimate the portion of revenue earned. Revenue is generally driven by the sizes and types of projects involved and the nature of services provided. We typically collect 20% to 50% of contract sum upfront before commencement of work, with the remaining contract sum being collected in multiple installments according to predefined milestones. Generally, customers from IoT Integration Solutions service are contractually required to make payment within 90 days following our issuance of invoices, based on predefined milestones. We are entitled to compensation for services rendered, even if the project has not been fully completed. Revenue of IoT Integration Solutions services represented 53.7%, 55.7% and 57.3% of our total revenues for the years ended September 30, 2025, 2024 and 2023, respectively.

b)	BPO services

Revenue from BPO services represents fee income for the provision of IoT-related manpower support for a pre-agreed period at a fixed amount, without variable considerations, as stated in the contract. Revenue is recognized over time on the basis of the ratio of actual labor cost incurred over total budgeted labor cost as a measure of progress towards satisfaction of performance obligation. BPO income is generally driven by the number of manpower required and the specific grade or level of expertise involved. Customers for our BPO services are contractually required to make payment within 90 days following our issuance of invoices at the end of each regular interval. We are entitled to compensation for services rendered, even if the project has not been fully completed. Revenue of BPO services represented 23.7%, 30.9% and 23.8% of our total revenues for the years ended September 30, 2025, 2024 and 2023, respectively.

c)	IoT Support and Maintenance services

Revenue from IoT Support and Maintenance services represents the delivery of a variety of support and maintenance services, including the maintenance of different components of IoT Solutions and the repair and replacement of various hardware, at a fixed amount without variable consideration, as stated in the contract.

Revenue is recognized over time on the basis of our efforts or inputs to the satisfaction of a performance obligation, following the input method which aligning with actual incurred costs against expected budgeted costs at contract inception. Service income is generally driven by the sizes and types of services involved and the nature of services provided. Customers for our IoT Support and Maintenance services are contractually required to make payment within 90 days following our issuance of invoices at the end of each regular interval. We are entitled to compensation for services rendered, even if the project has not been fully completed. Revenue of IoT Support and Maintenance services represented 22.1%, 12.9% and 14.2% of our total revenue for the years ended September 30, 2025, 2024 and 2023, respectively.

d)	Trading sales

When selling hardware and IoT-related products to our customers, sales income is recognized upon the physical delivery of the products to the customers. Sales prices to customers are fixed with no separate sales rebate, discount, or other incentive and there is no right of return as outlined in the contract. The selling price offered to our customers varies depending on the products sold and trade volume. We are entitled to the sale proceeds and will issue an invoice upon delivery of the products. No credit period is offered to any customers and the payment is contractually required upon delivery. Trading sales accounted for 0.5%, 0.5% and 4.7% of our total revenues for the years ended September 30, 2025, 2024, and 2023, respectively.

Cost of revenues

Cost of revenues primarily consists of costs related to subcontracting, engineering, and materials associated with the provision of IoT services. Additionally, it includes the cost of goods sold from the sales of hardware and IoT-related products. Our suppliers generally offer credit terms ranging from cash on delivery to 60 days, with invoices billed in stages. Cost of revenues represented 49.3%, 46.1% and 60.7% of our total revenues for the years ended September 30, 2025, 2024 and 2023, respectively.

Gross profit and gross profit margin

The following table sets forth our gross profit and gross profit margin by revenue streams for the periods indicated.

	For the Years Ended September 30,
	2025		2024		2023
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin
	US$	%	US$	%	US$	%
Gross profit:
IoT Integration Solutions services	3,120,709	52.4	1,151,156	62.1	744,330	40.0
BPO services	1,141,479	43.5	379,700	36.9	258,502	33.4
IoT Support and Maintenance services	1,352,185	55.1	259,863	60.4	257,131	55.8
Trading sales	3,228	6.1	2,172	14.9	14,947	9.7
Total gross profit	5,617,601	50.7	1,792,891	53.9	1,274,910	39.3

Gross profit represents our revenues less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our revenues. Our gross profit and margin are influenced by various factors, including the type of customer, project size, type and nature of services rendered, and trade volume. Our gross profit was US$5.6 million, US$1.8 million and US$1.3 million, respectively, for the years ended September 30, 2025, 2024 and 2023. Our gross profit margin was 50.7%, 53.9% and 39.3%, respectively, for the years ended September 30, 2025, 2024 and 2023.

Operating expenses

Selling and marketing expenses

Selling and marketing expenses include (i) salaries and contributions to retirement benefit schemes for our sales team; and (ii) travel and business development expenses incurred in the pursuit of business development and expanding our business network. Selling and marketing expenses accounted for 13.9%, 4.5% and 6.4% of our total revenues for the years ended September 30, 2025, 2024 and 2023, respectively.

General and administrative expenses

General and administrative expenses mainly comprise (i) service fees for accounting, audit, company secretary, legal and other professional services necessary for our business operations; (ii) salaries, contributions to retirement benefit schemes and bonus for our administrative staff; (iii) rental and related expenses for leasing of our office premises; (iv) IT support software subscriptions, routine telecommunications support, and related supplies; (v) depreciation of our property and equipment, such as computer equipment and furniture and fittings; and (vi) other administrative expenses, primarily bad debts written off and provisions for expected credit losses. General and administrative expenses accounted for 16.5%, 33.0% and 15.8% of our total revenues for the years ended September 30, 2025, 2024 and 2023, respectively.

Other income

The following table sets forth our other income, both in absolute amount and as a percentage of total revenues, for the years ended September 30, 2025, 2024 and 2023:

	For the Years Ended September 30,
	2025		2024		2023
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Other income, net
Foreign exchange transaction gains (losses)	2,263	-	2,419	0.1	(8,564)	(0.3)
Interest expense	(20,168)	(0.2)	(19,628)	(0.6)	(21,299)	(0.7)
Interest income	300	-	203	-	341	-
Government grants	64,658	0.6	29,990	0.9	76,017	2.3
Sundry income	23,856	0.2	17,766	0.5	18,677	0.6
Total other income, net	70,909	0.6	30,750	0.9	65,172	1.9

Other income amounted to US$70,909, US$30,750 and US$65,172 for the years ended September 30, 2025, 2024 and 2023, respectively.

Interest expense for the year ended September 30, 2025 comprised interest expenses of the SME Term Loan and bank overdraft. In addition, government grants of US$64,658 for the year ended September 30, 2025 represented funding granted under Innovation and Technology Fund by the Hong Kong Innovation and Technology Commission in supporting the recruitment of talents. Furthermore, sundry income of US$23,856 for the year ended September 30, 2025 represented unspecified deposits and surcharge for outstanding invoices, which is not within the scope of ASC 606.

Interest expense for the year ended September 30, 2024 comprised interest expenses of the SME Term Loan. In addition, government grants of US$29,990 for the year ended September 30, 2024 represented funding granted under (i) SME Export Marketing Fund by the Hong Kong Trade and Industry Department to encourage expansion markets outside Hong Kong in export promotion activities; and (ii) Innovation and Technology Fund by the Hong Kong Innovation and Technology Commission in supporting the recruitment of talents. Furthermore, sundry income of US$17,766 for the year ended September 30, 2024 represented other ancillary services income, which is not within the scope of ASC 606.

Interest expense for the year ended September 30, 2023 comprised interest expenses of the SME Term Loan. In addition, government grants of US$76,017 for the year ended September 30, 2023 represented (i) funding granted by the Hong Kong government in helping us to develop and promote our brand overseas under the BUD Fund; and (ii) subsidies received from Hong Kong Science and Technology Park through its Graduate Trainee Program. Furthermore, sundry income of US$18,677 for the year ended September 30, 2023 represented other ancillary services income, which is not within the scope of ASC 606.

Income Tax

Cayman Islands and British Virgin Islands

Under the current and applicable laws of the Cayman Islands and the British Virgin Islands, we are not subject to tax on income or capital gains under these jurisdictions.

Hong Kong

Our subsidiary operated in Hong Kong is subject to Hong Kong Profits Tax. In accordance with the two-tiered profits tax rates regime, Hong Kong Profits Tax is calculated at the tax rate of 8.25% on assessable profits of the first 2 million Hong Kong Dollars (“HK$”) (equivalent to US$256,581) and 16.5% on any assessable profits in excess of HK$2 million (equivalent to US$256,581).

Australia

Our subsidiary operated in Australia is subject to Australian Company Tax which is calculated at the tax rate of 25% as a base rate entity.

For the years ended September 30, 2025, 2024 and 2023, income tax accounted for 4.8%, 5.2% and 2.5% of our total revenues, respectively. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment , unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. Under relevant Australia tax laws, a time limit has been put in which Australian Taxation Office can amend an assessment. For most taxpayers with simple affairs, the amendment period for an income tax assessment is 2 years from the date that a taxpayer issued with an assessment, while those with more complex affairs would be extended to 4 years from the date that a taxpayer issued with an assessment. However, in a case where the Australian Taxation Office forms an opinion of fraud or evasion, there is no time limit for amending an assessment. Although our Australian subsidiary, QBS System Pty Ltd was disposed of on July 8, 2024, the above amendment periods continue to apply to assessments relating to historical periods prior to disposal. As of September 30, 2025 and 2024, we had no open tax investigations from these tax authorities and we do not consider that there was any uncertain tax position as of those dates.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years ended September 30, 2025, 2024 and 2023 as indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any year are not necessarily indicative of the results that may be expected for any future trends.

Year Ended September 30, 2025 Compared to Year Ended September 30, 2024

The following table sets forth a summary of our consolidated results of operations for the years ended September 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended September 30,
	2025		2024		Variance
	US$	% of total revenue	US$	% of total revenue	US$	%
Revenues	11,085,548	100.0	3,325,990	100.0	7,759,558	233.3
Cost of revenues	(5,467,947)	49.3	(1,533,099)	46.1	3,934,848	256.7

Gross profit	5,617,601	50.7	1,792,891	53.9	3,824,710	213.3

Operating expenses
Selling and marketing expenses	(1,542,136)	13.9	(149,891)	4.5	1,392,245	928.8
General and administrative expenses	(1,826,170)	16.5	(1,098,152)	33.0	728,018	66.3
Total operating expenses	(3,368,306)	30.4	(1,248,043)	37.5	2,120,263	169.9

Income from operations	2,249,295	20.3	544,848	16.4	1,704,447	312.8

Other income, net
Foreign exchange transaction gains	2,263	-	2,419	0.1	(156)	(6.4)
Interest expense	(20,168)	(0.2)	(19,628)	(0.6)	540	2.8
Interest income	300	-	203	-	97	47.8
Government grants	64,658	0.6	29,990	0.9	34,668	115.6
Sundry income	23,856	0.2	17,766	0.5	6,090	34.3
Total other income, net	70,909	0.6	30,750	0.9	40,159	130.6

Income before income tax expense	2,320,204	20.9	575,598	17.3	1,744,606	303.1
Income tax expenses	(531,802)	4.8	(174,064)	5.2	357,738	205.5
Net income	1,788,402	16.1	401,534	12.1	1,386,868	345.4

Revenues

Total revenues increased by 233.3% from US$3.3 million for the year ended September 30, 2024 to US$11.1 million for the year ended September 30, 2025 . This increase in total revenues was primarily driven by (i) growth in IoT Integration Solutions resulting from a shift toward higher-value, large-scale projects secured from new customers, (ii) expansion of BPO services supported by new customer onboarding and stable recurring demand from existing customers, and (iii) increased adoption of IoT Support and Maintenance services, including broader service offerings and higher average project values.

IoT Integration Solutions services – Revenue from IoT Integration Solutions services increased by US$4.1 million, or 221.5%, from US$1.9 million for the year ended September 30, 2024, to US$6.0 million for the year ended September 30, 2025.  The increase was primarily attributable to a shift in project portfolio toward higher-value, large-scale integration assignments secured from new customers. For the year ended September 30, 2025, new customers contributed approximately US$2.4 million in revenue, with an average project value of US$73,790.   We also broadened our market reach by acquiring 13 new projects, contributing to an increase in total projects from 63 for the year ended September 30, 2024 to 76 for the year ended September 30, 2025.  The higher proportion of complex, solution-based deployments resulted in improved revenue productivity per project and contributed to the sustained revenue expansion in IoT Integration Solutions.

BPO services – Revenue from BPO services increased by approximately US$1.6 million, or 155.0%, from approximately US$1.0 million for the year ended September 30, 2024, to approximately US$2.6 million for the year ended September 30, 2025.  The growth was mainly driven by onboarding 7 new customers, which together generated approximately US$1.2 million in revenue. In addition, usage levels among existing customers remained stable and continued to support our recurring service revenue, contributing approximately US$1.4 million. The combination of expanding our customer base and retaining long-standing clients demonstrates our ability to support long-term customer relationships while driving incremental revenue growth.

IoT Support and Maintenance services – Revenue from IoT Support and Maintenance services increased by US$2.0 million, or 470.8%, from approximately US$0.5 million for the year ended September 30, 2024, to approximately US$2.5 million for the year ended September 30, 2025. The substantial increase was driven by higher service adoption, with the number of customers rising from 18 for the year ended September 30, 2024 to 29 for the year ended September 30, 2025. In addition, we enhanced our service model by introducing more comprehensive support packages covering wider ranges of services, which resulted in an increase in both the number and average project value, from 26 projects with an average value of US$16,535 for the year ended September 30, 2024 to 57 projects with an average project value of US$43,049 for the year ended September 30, 2025.

Trading sales – Trading sales increased by approximately US$38,432, or 263.3%, from US$14,597 for the year ended September 30, 2024, to US$53,029 for the year ended September 30, 2025. Although we continued to scale back our trading activities as part of our strategic shift toward IoT-related services, the increase was primarily driven by ongoing purchases from certain recurring customers. For the year ended September 30, 2025, these sales of hardware and IoT-related products remained limited in scale but resulted in a higher level of trading revenue compared to the year ended September 30, 2024.

Cost of revenues

Cost of revenues increased by approximately US$4.0 million or 256.7% from approximately US$1.5 million for the year ended September 30, 2024 to approximately US$5.5 million for the year ended September 30, 2025. The increase was primarily attributable to the expansion of our service activities, including a higher volume of client projects and greater utilization of external vendors and subcontracted services required to support project delivery.

In addition, as we undertook more complex and large-scale engagements, we incurred higher personnel costs, project-related materials, and other direct costs necessary to fulfill these services. These factors collectively resulted in a higher overall cost of revenues that aligned with our revenue growth for the year ended September 30, 2025.

Gross profit

Our gross profit increased by approximately US$3.8 million or 213.3%, from approximately US$1.8 million for the year ended September 30, 2024 to approximately US$5.6 million for the year ended September 30, 2025. Our gross profit margin for the year ended September 30, 2025, was 50.7%, compared to 53.9% for the year ended September 30, 2024.

Our gross profit margin of IoT Integration Solutions services significantly decreased to 52.4% for the year ended September 30, 2025, compared to 62.1% for the year ended September 30, 2024. This decrease was primarily driven by a shift in project mix toward larger and more complex integration projects secured from new customers. These projects required greater hardware procurement and more extensive deployment coordination, which increased overall project costs. While these larger projects carry lower gross profit margin due to higher hardware costs, they generate significantly higher gross profit in absolute terms.

In addition, the onboarding of large-scale projects led to a greater use of external subcontractors to support specialized task. The heightened reliance on third-party services elevated the overall cost structure and contributed to the reduction in gross margin. Management would continue to monitor project mix and operational efficiency to optimize gross profit trends.

Our gross profit margin of BPO services increased from 36.9% for the year ended September 30, 2024 to 43.5% for the year ended September 30, 2025. The improvement was primarily driven by better utilization of our manpower resources as we undertook a larger volume of deployment and support assignments. Benefited from the fixed staffing structure, this allowed us to achieve higher productivity levels without a proportionate increase in personnel costs.

In addition, we benefited from productivity gains from scale. The efficiencies gained from handling recurring assignments for existing customers and applying standardized workflows also contributed to lower average delivery costs, resulting in an overall improvement in gross profit margin for the year ended September 30, 2025.

Our gross profit margin of IoT Support and Maintenance services decreased to 55.1% for the year ended September 30, 2025, compared to 60.4% for the year ended September 30, 2024. The decline was primarily due to a higher proportion of premium support packages, including multi-system monitoring and proactive maintenance offerings, which required additional coordination and technical oversight.

The expansion of our customer base also placed pressure on delivery efficiency. Additional resources were deployed to enhance monitoring tools and provide personnel training, which increased direct service costs and partially offset revenue growth, resulting in a moderate contraction in margin.

Our gross profit of trading sales decreased from 14.9% for the year ended September 30, 2024 to 6.1% for the year ended September 30, 2025, despite a substantial increase in revenue of trading sales. This decline was mainly due to a shift in the trading mix toward lower-margin products, as we continued to allocate more resources toward IoT-related service offerings, resulting in a reduction in overall product gross profit margin.

Operating expenses

Selling and marketing expenses increased to approximately US$1.5 million for the year ended September 30, 2025, from approximately US$0.1 million for the year ended September 30, 2024, primarily driven by the expansion of our business development and marketing efforts. We allocated additional resources to expand our team with key roles, which enhanced our capacity to manage client relationships and pursue business opportunities. As a result, compensation to sales and marketing team increased from US$85,796 for the year ended September 30, 2024 to approximately US$0.3 million for the year ended September 30, 2025.

In addition, travel and business development expenses for year ended September 30, 2024 were largely related to limited customer engagement activities. During the year ended September 30, 2025, we undertook various new, expanded and more structured business development and marketing initiatives, including strengthening customer relationships, exploring potential new markets, and supporting strategic growth objectives. As a result of the broader scope and increased scale of these activities, business development expenses from US$64,095 for the year ended September 30, 2024 to approximately US$1.2 million for the year ended September 30, 2025.

General and administrative expenses increased by US$0.7 million to US$1.8 million for the year ended September 30, 2025, compared to US$1.1 million for the year ended September 30, 2024. The increase in general and administrative expenses was primarily driven by an approximately US$0.6 million bonus paid to senior management and an approximately US$0.3 million increase related to bad debt written off and provision for credit losses based on updated assessments of collectability of receivables.

The increase was partially offset by the reduction in professional fees of approximately US$0.2 million, including a decrease in audit fee of approximately US$0.4 million and an increase in corporate governance and financial advisory fees of approximately US$0.2 million with increase in support of enhanced compliance and advisory activities.

Other income

Other income increased by US$40,159 from US$30,750 for the year ended September 30, 2024 to US$70,909 for the year ended September 30, 2025. The decrease was mainly due to an increase of US$34,668 in government subsidies and US$6,090 in sundry income.

Income before income taxes

We had an income before income taxes of approximately US$2.3 million and approximately US$0.5 million for the years ended September 30, 2025 and 2024, respectively. The increase was primarily attributable to higher revenue, which led to a corresponding rise in gross profit. The growth in gross profit outweighed the increase in our operating expenses, resulting in a significant increase in our income before income taxes for the year ended September 30, 2025.

Income tax expense

Income tax expense increased from US$0.2 million for the year ended September 30, 2024 to approximately US$0.5 million for the year ended September 30, 2025. The increase was largely due to higher taxable income of the Operating Entity resulting from the growth of our business activities.

Our effective tax rate, however, dropped to 22.9% for the year ended September 30, 2025, compared to 30.2% for the year ended September 30, 2024. The decline was primarily attributable to a substantial increase in taxable income, which reduced the relative impact of non-deductible expenses on the effective tax rate and other tax adjustments on the overall tax rate. These non-deductible expenses arose from certain losses incurred by the Company and its subsidiary, which were not allowed to be carried forward and could not be applied to offset taxable income. As a result, the higher taxable income diluted the effect of these non-deductible expenses, together with other tax adjustments, resulting in a lower effective tax rate for the year ended September 30, 2025.

Net income

As a result of the foregoing factors, net income increased by 345.4% from approximately US$0.4 million for the year ended September 30, 2024 to approximately US$1.8 million for the year ended September 30, 2025.

Year Ended September 30, 2024 Compared to Year Ended September 30, 2023

The following table sets forth a summary of our consolidated results of operations for the years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended September 30,
	2024		2023		Variance
	US$	% of total revenue	US$	% of total revenue	US$	%
Revenues
Revenues	3,325,990	100.0	3,217,515	99.1	108,475	3.4
Revenues -related parties	-	-	30,028	0.9	(30,028)	(100.0)
Total revenues	3,325,990	100.0	3,247,543	100.0	78,447	2.4

Cost of revenues	(1,533,099)	46.1	(1,972,633)	60.7	(439,534)	(22.3)

Gross profit	1,792,891	53.9	1,274,910	39.3	517,981	40.6

Operating expenses
Selling and marketing expenses	(149,891)	4.5	(207,977)	6.4	(58,086)	(27.9)
General and administrative expenses	(1,098,152)	33.0	(514,387)	15.8	583,765	113.5
Total operating expenses	(1,248,043)	37.5	(722,364)	22.2	525,679	72.8

Income from operations	544,848	16.4	552,546	17.1	(7,698)	(1.4)

Other income, net
Foreign exchange transaction gains (losses)	2,419	0.1	(8,564)	0.3	10,983	128.2
Interest expense	(19,628)	0.6	(21,299)	0.7	(1,671)	(7.8)
Interest income	203	-	341	-	(138)	(40.5)
Government grants	29,990	0.9	76,017	2.3	(46,027)	(60.5)
Sundry income	17,766	0.5	18,677	0.6	(911)	(4.9)
Total other income, net	30,750	0.9	65,172	1.9	(34,422)	(52.8)

Income before income tax expense	575,598	17.3	617,718	19.0	(42,120)	(6.8)
Income tax expenses	(174,064)	5.2	(81,164)	2.5	92,900	114.5
Net income	401,534	12.1	536,554	16.5	(135,020)	(25.2)

Revenues

Total revenues increased by 2.4% from US$3.2 million for the year ended September 30, 2023 to US$3.3 million for the year ended September 30, 2024. This increase in total revenues was primarily driven by significant growth in BPO services, partially offset by a decline in trading sales.

IoT Integration Solutions services – Revenue from IoT Integration Solutions services decreased by US$7,282, or 0.4%, from US$1,859,927 for the year ended September 30, 2023, to US$1,852,645 for the year ended September 30, 2024. This decline was primarily due to decision by two of our top five customers not to extend their contracts, resulting in a decrease in revenue contribution from approximately US$1.9 million for the year ended September 30, 2023, to approximately US$1.4 million for the year ended September 30, 2024. Despite this reduction, the impact was largely offset by our ability to secure larger and more complex projects from new clients. During the year ended September 30, 2024, our new customers contributed approximately US$1.3 million in revenue, with an average project price of US$37,277, significantly higher than the US$19,569 average project price for recurring customers. Furthermore, we expanded our customer base by acquiring 27 new clients, leading to an increase in number of projects from 57 for the year ended September 30, 2023 to 63 for the year ended September 30, 2024. These results demonstrate the positive impact of our efforts to target high-value contracts and broaden our customer base, driving sustained revenue in IoT Integration Solutions.

BPO services – Revenue from BPO services increased by approximately US$0.2 million, or 33.1%, from approximately US$0.8 million for the year ended September 30, 2023, to approximately US$1.0 million for the year ended September 30, 2024. This growth was primarily driven by acquiring five new customers, which collectively generated approximately US$0.4 million in revenue. However, this increase was partially offset by an approximately US$0.2 million decline in revenue from two existing customers who reduced their service engagements. Despite this loss, we successfully retained other existing customers, demonstrating our ability to sustain long-term client relationships while expanding our customer base.

IoT Support and Maintenance services – Revenue from IoT Support and Maintenance services slightly decreased by US$30,486, or 6.6%, from approximately US$0.5 million for the year ended September 30, 2023, to approximately US$0.4 million for the year ended September 30, 2024. This decline was due to the fact that we offered slightly more competitive pricing to retain our market share. The average price of the projects undertaken for the year ended September 30, 2024 was US$16,353, compared to US$17,708 for the year ended September 30, 2023.

Trading sales – Trading sales dropped significantly by approximately US$0.1 million, or 90.5%, from approximately US$0.2 million for the year ended September 30, 2023, to US$14,597 for the year ended September 30, 2024. This decline resulted from increased competition in the market for our main products, RFID labels and tags, coupled with decreased customer demand. In response to the evolving technology market, we strategically shifted our focus to IoT-related services and reduced our efforts in competing in trading sales with other suppliers, aligning with our long-term growth strategy.

Cost of revenues

Cost of revenues decreased by approximately US$0.5 million or 22.3% from approximately US$2.0 million for the year ended September 30, 2023 to approximately US$1.5 million for the year ended September 30, 2024. This reduction was achieved through a strategic shift away from reliance on external subcontractors. Instead, we invested in developing our internal teams to enhance our technical expertise and service delivery capabilities.

Additionally, we adopted more efficient workflows and streamlined project management processes, which reduced the overall time and resources required for project execution. These operational efficiencies enabled the delivery of high-quality services at a lower cost and improved our ability to handle complex projects more effectively, so as to ensuring cost optimization while maintaining quality standards.

Gross profit

Our gross profit increased by approximately US$0.5 million or 40.6%, from approximately US$1.3 million for the year ended September 30, 2023 to approximately US$1.8 million for the year ended September 30, 2024. Our gross profit margin for the year ended September 30, 2024, was 53.9%, compared to 39.3% for the year ended September 30, 2023.

Gross profit margin of IoT Integration Solutions services significantly increased to 62.1% for the year ended September 30, 2024, compared to 40.0% for the year ended September 30, 2023. This increase was primarily driven by the execution of larger and more complex projects, which allowed us to command premium pricing. With understanding of the latest technologies and methodologies, our team was equipped to address the specific needs of our customers. This expertise empowered us to undertake more complex projects, which, in turn, yielded greater margins. Additionally, we implemented enhanced cost controls in our service delivery. Utilizing the specialized skills of our engineering team allowed us to enhance project outcomes while minimizing the need for external subcontractors, thereby reducing project costs. Furthermore, streamlined project delivery processes minimized the time and resources spent on project management and execution. This cost efficiencies contributed to a more effective operation with lower costs associated with acquiring and servicing new contracts, positioning us for continued growth in IoT Integration Solutions services.

Our gross profit margin of BPO services increased from 33.4% for the year ended September 30, 2023 to 36.9% for the year ended September 30, 2024. This improvement was largely driven by our delivery of projects that encompass more sophisticated manpower services, which deliver greater value. By leveraging the expertise of our skilled staff, we enhanced project execution efficiency and achieved cost savings through refining workflows, which in turn indirectly increased overall profitability. Furthermore, the in-house team implemented better project management practices to enable more efficient use of our internal resources and an increased capacity to manage higher project volumes effectively. This strategic approach allowed us to scale operations efficiently without incurring proportionate cost increases, further amplifying our margins and reinforcing the profitability of our BPO services.

Our gross profit margin of IoT Support and Maintenance services increased to 60.4% for the year ended September 30. 2024, compared to 55.8% for the year ended September 30, 2023. This improvement was primarily driven by a reduction in material costs associated with project completion and decreased reliance on external subcontractors. We enhanced staff training to improve service delivery. Our in-house teams equipping with techniques and proactive issue resolution strategies, which reduced costs previously incurred from relying on more costly external subcontractors.

Conversely, despite a substantial decline in revenue of trading sales, our gross profit of trading sales increased from 9.7% for the year ended September 30, 2023 to 14.9% for the year ended September 30, 2024. This was mainly due to our strategic shift from the sales of IoT-related products to the provision of IoT-related services. Trading sales historically yield a relatively low gross profit margin than that of IoT-related services. With expansion in our IoT-related services, we prioritized on sales opportunities with higher gross profit margins.

Operating expenses

Selling and marketing expenses decreased to approximately US$0.1 million for the year ended September 30, 2024, from approximately US$0.2 million for the year ended September 30, 2023, primarily driven by the resignation of a staff member under the marketing department during the year ended September 30, 2024. In addition, we allocated more resources towards maintaining strong business relationships with existing customers and securing new business opportunities, thus resulted in a slight increase in travel and business development expenses. As the decrease of compensation and benefit outweighed the increase in travel and business development expenses, this led to an overall decrease in selling and marketing expenses.

General and administrative expenses increased by approximately US$0.6 million to approximately US$1.1 million for the year ended September 30, 2024, compared to approximately US$0.5 million for the year ended September 30, 2023. The increase in general and administrative expenses was primarily due to a notable rise of US$0.4 million in professional fees related to the auditing of our consolidated financial statements, as well as an increase in our provision for expected credit losses of US$0.1 million. These factors contributed to the overall increase in total general and administrative expenses compared to the preceding year.

Other income

Other income decreased by US$34,422 from US$65,172 for the year ended September 30, 2023 to US$30,750 for the year ended September 30, 2024. The decrease was mainly due to a decrease of US$46,027 in government subsidies, which was partially offset by an increase of US$10,983 in foreign exchange transaction gains for the year ended September 30, 2024.

Income before income taxes

We had an income before income taxes of approximately US$0.5 million and approximately US$0.6 million for the years ended September 30, 2024 and 2023, respectively. The slight decrease in income before income taxes directly corresponded to increase in general and administrative expenses, which outweighed the increase in gross profit margin, due to revenue growth, less reliance on external subcontractors and cost efficiency in project management, resulting in a decrease in our income before taxes for the year ended September 30, 2024.

Income tax expense

Income tax expense increased from US$81,164 for the year ended September 30, 2023 to approximately US$0.2 million for the year ended September 30, 2024. This change was due to: (i) higher taxable income of the Operating Entity for the year ended September 30, 2024, driven by the growth of our business activities; and (ii) the ineligibility to offset the Operating Entity’s taxable income with the tax losses of the Company and our subsidiary, as these losses were non-deductible and could not be carried forward. The growth in taxable income and the non-deductible expenses resulted in higher income tax expenses and an increase in the effective tax rate for the year ended September 30, 2024.

Net income

As a result of the foregoing factors, net income decreased by 25.2% from approximately US$0.5 million for the year ended September 30, 2023 to approximately US$0.4 million for the year ended September 30, 2024.

B. Liquidity and Capital Resources

Prior to this offering, our principal sources of liquidity to finance our operating activities are from the financings provided by a bank in Hong Kong, our major shareholder and related parties.

On July 16, 2025, we completed our initial public offering on the NASDAQ. In this offering, 3,750,000 ordinary shares were issued at a price of US$4.00 per share. On July 17, 2025, the initial public offering closed with gross proceeds totaling US$15.0 million, before deducting underwriting discounts and offering expenses. In addition, we entered into an underwriting agreement with the underwriter on July 15, 2025, which granted the underwriter a 45-day option to purchase up to an additional 562,500 ordinary shares at the public offering price of US$4.00 per share, less underwriting discounts, to cover any over-allotment. The underwriter did not exercise the over-allotment option.

We recorded net cash outflow in operating activities of US$12.0 million and US$0.1 million for the year ended September 30, 2025 and 2024, respectively. As of September 30, 2025 and 2024, we had positive working capital of US$9.8 million and US$1.1 million, respectively. As of September 30, 2025, we had US$0.8 million in cash, which substantially all was held in Hong Kong dollars, and the rest was held in the United States dollar and other currencies. As of September 30, 2024, we had US$0.4 million in cash, out of which US$0.4 million was held in Hong Kong Dollars, and the rest was held in Chinese Yuan Renminbi and other currencies. Our cash primarily consist of balances maintained with banks in Hong Kong.

We believe that our current cash on hand and our anticipated cash flows from operations will be sufficient to meet our cash needs for general corporate purposes for at least the next 12 months. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended September 30, 2025, 2024 and 2023 as indicated.

	For the Years Ended September 30,
	2025	2024	2023
	US$	US$	US$
Net cash used in operating activities	(12,001,149)	(99,794)	(32,724)
Net cash used in investing activities	-	(771)	(1,737)
Net cash provided by (used in) financing activities	12,307,541	(146,843)	(289,683)
Net increase (decrease) in cash and cash equivalents	306,392	(247,408)	(324,144)
Effect of exchange rate changes on cash and cash equivalents	86,451	(244)	2,187
Cash and cash equivalents, beginning of year	371,918	619,570	941,527
Cash and cash equivalents, end of year	764,761	371,918	619,570

Operating activities

Net cash used in operating activities for the year ended September 30, 2025 was US$12.0 million, as compared to the net income of US$1.8 million. The difference was primarily attributable to (i) an increase of US$4.4 million in accounts receivable due to intensified sales activities with our customers near the period end and with slower collection from customers; (ii) an increase of US$11.3 million in prepayments and other assets, which was attributed to the advance payments made for our business development and advisory services; (iii) an increase of US$0.3 million in accounts payable, due to greater procurement of materials and services in response to higher sales activities, with certain invoices remaining outstanding; (iv) an increase of US$0.3 million under income tax payables for the provision of Hong Kong Profits Tax; and (v) an increase of US$0.8 million in accrued payroll and bonus payable to senior management.

Net cash used in operating activities for the year ended September 30, 2024 was US$0.1 million, as compared to the net income of US$0.4 million. The difference was primarily attributable to (i) an increase of US$1.0 million in accounts receivable due to intensified sales activities with our customers near the period end and with slower collection from customers; (ii) an increase of US$0.2 million in accrued expenses and other liabilities with accrued professional fee for auditing our consolidated financial statements; and (iii) an increase of US$0.2 million under income tax payables for the provision of Hong Kong Profits Tax.

Net cash used in operating activities for the year ended September 30, 2023 was US$32,724, as compared to the net income of US$0.5 million. The difference was primarily attributable to (i) an increase of US$0.5 million in accounts receivable due to intensified sales activities with our customers near the year end; (ii) a decrease in prepayments and other assets of US$0.2 million, which was attributed to the utilization of previously made advance payments to our suppliers; (iii) a decrease of US$0.3 million in accounts payable, as most of the invoices from the suppliers had been settled before the year end; and (iv) an increase of US$0.1 million under income tax payables for the provision of Hong Kong Profits Tax.

Investing activities

Net cash used in investing activities for the year ended September 30, 2024 was US$771, which represented the spending on the purchase of property and equipment of US$7,360 and proceeds of US$6,737 from disposal of a subsidiary received from a related party.

Net cash used in investing activities for the year ended September 30, 2023 was US$1,737, which was entirely spent on the purchase of property and equipment.

Financing activities

Net cash provided by financing activities for the year ended September 30, 2025 was US$12.3 million. This was primarily due to the net proceeds from bank loans by US$0.1   million and net proceeds from issuance of common shares pursuant to the initial public offering of US$13.4 million, offset by the payment of offering costs related to initial public offering of US$0.5 million and repayment to related parties of US$0.7 million during the year ended September 30, 2025.

Net cash used in financing activities for the year ended September 30, 2024 was US$0.1 million. This was primarily due to the repayment of SME Term Loan of US$0.1 million and payment of offering costs related to IPO of US$0.  5 million offset by the net advance from related parties of US$0.5 million during the year ended September 30, 2024.

Net cash used in financing activities for the year ended September 30, 2023 was US$0.3 million. This was primarily due to the repayment of bank overdrafts and SME Term Loan during the year ended September 30, 2023.

Quantitative and Qualitative Disclosures about Market Risks

Currency risk

Our operating activities are mainly transacted in HK$ and Australian Dollars (“AUD”) which are also the functional currencies of the respective subsidiaries. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. We consider the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$ and there is no significant foreign exchange risk related to transactions denominated in AUD following the disposal of one of the subsidiaries, QBS Pty, on July 8, 2024.

We consider that the overall foreign exchange risk is not significant, and we have not used any instruments or derivatives to manage or hedge the risk.

Credit risks

Financial instruments that potentially subject us to the credit risks consist of cash, accounts receivable and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

We deposit our cash with reputable banks located in Hong Kong. As of September 30, 2025 and 2024, US$0.8 million and US$0.4 million were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to US$64,260) and further increased to HK$800,000 (equivalent to US$102,816), effective October 1, 2024, for each depositor at one bank, whilst the balances maintained by us may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. We have not experienced any losses in these bank accounts and we believe that we are not exposed to any significant credit risk on cash.

Assets that potentially subject us to a significant credit risk primarily consist of accounts receivable and other assets. We perform regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. We also assess historical collection trends, aging of receivables and general economic conditions. We consider that we have adequate controls over these receivables in order to minimize the related credit risk. As of September 30, 2025 and 2024, the balances of allowance for expected credit losses were US$446,688 and US$212,252, respectively.

Concentration risks

For the years ended September 30, 2025, 2024 and 2023, most of our assets were located in Hong Kong. At the same time, we consider that we were exposed to the following concentrations of risk:

(a)	Major customers

The following table sets forth information as to each customer that accounted for the top 5 of our revenues for the years ended September 30, 2025, 2024 and 2023:

	For the Year ended September 30, 2025		For the Year ended September 30, 2024		For the Year ended September 30, 2023
	Revenues	% of revenues	Revenues	% of revenues	Revenues	% of revenues
Customers	US$	%	US$	%	US$	%
Customer A	2,052,650	18.5	322,552	9.7	-	-
Customer B	1,808,898	16.3	147,196	4.4	-	-
Customer C	1,654,949	14.9	415,989	12.5	261,014	8.0
Customer D	1,128,958	10.2	-	-	-	-
Customer E	1,088,033	9.8	-	-	-	-
Customer F	-	-	255,993	7.7	922,692	28.4
Customer G	-	-	255,993	7.7	-	-
Customer H	15,395	0.1	181,243	5.5	-	-
Customer I	-	-	-	-	293,705	9.0
Customer J	10,263	0.1	120,061	3.6	217,056	6.7
Customer K	-	-	76,798	2.3	214,532	6.6
Total:	7,759,146	69.9	1,775,825	53.4	1,908,999	58.7

Among the top 5 customers for the years ended September 30, 2025, 2024 and 2023, these customers entered into multiple service or sales contracts with us, covering a range of services or products delivered. The material terms with these customers are summarized as follow: The contract values ranged from US$1,022 to US$559,347   per contract. For service contracts with these customers, depending on the type of service, the contracts generally had a fixed term ranging from 29 days to 2 years  . Customers were contractually obligated to make payments within 90 days of invoice issuance. Additionally, although there was no explicit termination clause stated in the contract, we were entitled to payment for services rendered up to the point of termination. For sales contracts with these customers, we were required to deliver the products as ordered. Upon delivery, we were entitled to the sale proceeds and had issued an invoice at that time. No credit period was offered, and payment was contractually required upon delivery. Neither sales returns nor warranties were provided to these customers.

(b)	Major suppliers

The following table sets forth information as to each supplier that accounted for top 5 of our cost of revenues related to subcontracting and material expenses for the years ended September 30, 2025, 2024 and 2023:

	For the Year ended September 30, 2025		For the Year ended September 30, 2024		For the Year ended September 30, 2023
	Cost of revenues	% of cost of revenues	Cost of revenues	% of cost of revenues	Cost of revenues	% of cost of revenues
Suppliers	US$	%	US$	%	US$	%
Supplier A	2,019,295	40.2	-	-	-	-
Supplier B	1,456,099	29.0	-	-	-	-
Supplier C	872,376	17.4	-	-	-	-
Supplier D	264,279	5.3	126,717	13.9	244,056	17.1
Supplier E	137,335	2.7	95,998	10.6	63,849	4.5
Supplier F	13,342	0.3	44,799	4.9	117,557	8.2
Supplier G	7,184	0.1	6,784	0.7	121,717	8.5
Supplier H	-	-	203,451	22.4	256,161	17.9
Supplier I	-	-	99,837	11.0	190,908	13.4
Supplier J	-	-	60,520	6.7	-	-
Total:	4,769,910	95.0	638,106	70.2	994,248	69.6

Among the top 5 suppliers for the years ended September 30, 2025, 2024 and 2023, we entered into multiple service or purchase contracts with these suppliers, covering a range of services or products delivered. The material terms with these suppliers are summarized as follow: The contract values  ranged from US$321 to US$401,550 per contract  . For service contracts with these suppliers, primarily related to manpower provided by the suppliers, the contracts did not have a fixed duration. Suppliers billed us at a fixed rate based on the actual manpower assigned, as stipulated in the contract. With no fixed duration term, these contracts could be terminated by either party at any time. We were contractually obligated to make payments within credit terms ranging from cash on delivery to 60 days, with invoices billed in stages. For purchase contracts with these suppliers, we were contractually required to make payment upon delivery. Additionally, none of the contracts with these suppliers included a termination clause.

(c)	Receivables

The following table sets forth information as to each customer that accounted for top 5 of our accounts receivable, after allowance for expected credit losses, as of September 30, 2025 and 2024:

	As of September 30, 2025		As of September 30, 2024
	Accounts receivable	% of accounts receivable	Accounts receivable	% of accounts receivable
Customers	US$	%	US$	%
Customer A	1,077,674	17.3%	309,388	13.2
Customer B	1,056,447	16.9%	141,189	6.0
Customer C	929,164	14.9%	382,654	16.4
Customer D	827,188	13.3%	-	-
Customer E	702,644	11.3%	-	-
Customer F	-	-	470,959	20.2
Customer K	-	-	233,125	10.0
Total:	4,593,117	73.7%	1,537,315	65.8

(d)	Payables

The following table sets forth information as to each supplier that accounted for top 5 of our accounts payable as of September 30, 2025 and 2024:

	As of September 30, 2025		As of September 30, 2024
	Accounts payable	% of accounts payable	Accounts payable	% of accounts payable
Suppliers	US$	%	US$	%
Supplier A	281,458	92.6	-	-
Supplier K	9,947	3.3	-	-
Supplier L	5,783	1.9	-	-
Supplier F	3,470	1.1	-	-
Supplier M	3,298	1.1	1,203	5.6
Supplier G	-	-	14,457	67.7
Supplier N	-	-	5,663	26.5
Supplier O	-	-	36	0.2
Total:	303,956	100.0	21,359	100.0

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. We are exposed to floating interest rate risk on bank deposits and bank loans, particularly during periods when the interest rate is expected to change significantly. Nevertheless, given the amounts of bank deposits and bank loans in question, we consider our interest rate risk to be manageable and not likely to cause significant disruption to the business.

As of September 30, 2025, we had an outstanding principal of bank loans of US$634,266. We estimate that a 1% increase in the Hong Kong Dollar Prime Rate against bank loans outstanding on September 30, 2025 would result in an increase in interest expense of US$6,343 per annum whilst we estimate that a 1% decrease in the Hong Kong Dollar Prime Rate against bank loans outstanding on September 30, 2025 would result in a decrease in interest expense of US$6,343 per annum.

As of September 30, 2024, we had an outstanding principal of bank loans of $483,206. We estimate that a 1% increase in the Hong Kong Dollar Prime Rate against bank loans outstanding on September 30, 2024 would result in an increase in interest expense of $4,832 per annum whilst we estimate that a 1% decrease in the Hong Kong Dollar Prime Rate against bank loans outstanding on September 30, 2024 would result in a decrease in interest expense of $4,832 per annum.

We have not used any instruments or derivatives to manage and hedge our interest rate risk exposure.

Research and Development, Patents and Licenses, etc.

We have not historically incurred significant expenditures on in house research and development activities. We do, however, incur expenses in connection with technology related training, industry seminars, conferences, and similar professional development activities, which assist us in remaining current with technological developments in the IoT sector. We do not own any material proprietary software, patents, or licenses. In delivering its IoT solutions and services, we rely primarily on third party hardware and software technologies, together with its internal technical personnel and project execution capabilities, to design, integrate, and implement customer specific solutions.

Off-Balance Sheet Commitments and Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Specifically, we have not entered into any financial guarantees, commitments or other arrangements to guarantee payment obligations of any parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Commitments and Contingencies

The following table summarizes our contractual obligations as of September 30, 2025:

	Less than 1 year	Between 1-2 years	Over 2 years	Total
Contractual obligations	US$	US$	US$	US$
Repayment of bank loans	294,279	119,042	248,425	661,746
Operating lease commitment	41,216	27,478	-	68,694
Total	335,495	146,520	248,425	730,440

Other than as shown above, we did not have any significant financial and capital commitments, long-term obligations, or guarantees as of September 30, 2025.

As of September 30, 2025, we were not a party to any legal or administrative proceedings. In addition, there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on our results of operations, consolidated financial condition, or cash flows.

As of the date of this annual report, we did not have any loss contingencies which require to be recognized or disclosed in our consolidated financial statements.

Seasonality

The nature of our business does not appear to be affected by seasonal variations. We may experience fluctuations in demand due to heightened or weakened economic conditions, geopolitical events, and shifts in trade patterns in areas where we operate.

C. Research and Development, Patents and Licenses, etc.

Not applicable

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Inflation

Whilst inflation has been a global issue impacting many countries around the globe, inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index rose by 1.0%   for the years ended September 30, 2025 and 2024, and the year-over-year percent changes in the consumer price index rose by 0.9% for the years ended September 30, 2024 and 2023. Although we have not been affected by inflation at this point in time, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.

E. Critical Accounting Estimates

Significant Accounting Policies and Critical Accounting Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) income taxes; and (iii) accounts receivable, net. See Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimate involves the most significant judgments used in the preparation of our financial statements.

Impairment of long-lived assets

We review long-lived assets, including property and equipment and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of September 30, 2025 and 2024, no impairment of long-lived assets was recognized.

Allowance for expected credit losses against financial assets

We assess the allowance by pooling relevant financial assets that have similar risk characteristics and evaluates receivable individually when specific assets no longer share those risk characteristics. We early adopted ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, as of September 30, 2025. For periods prior to adoption, the allowance was estimated using historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. Following the adoption of ASU 2025-05, we elected the practical expedient for current accounts receivable and contract assets arising from ASC 606 transactions. This expedient allows us to assume that current conditions as of the balance sheet date remain unchanged over the remaining life of the assets when developing its reasonable and supportable forecasts. Balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We continue to evaluate the reasonableness of the allowance policy and update it if necessary. As of September 30, 2025 and 2024, the balances of allowance for expected credit losses against financial assets were US$446,688 and US$212,252, respectively.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Siu Fung Tang	45	Chief Executive Officer, Director and Chairman of the Board
Long Wai Lai	49	Chief Financial Officer and Director
Ka Hei (Anthony) Chui	55	Independent Director
Xiaodong Lin	44	Independent Director
Chunyan Wang	43	Independent Director

Biography

Mr. Siu Fung Tang, Chief Executive Officer, Director and Chairman of the Board

Mr. Tang was appointed as Chief Executive Officer, Director and Chairman of the Board on August 6, 2024. Mr. Tang has over 20 years of experience in the banking and financial services industry and has gained extensive corporate finance and advisory experience and knowledge throughout the years serving in both international and local financial institutions in Hong Kong, including served as the senior sales leader at The Hong Kong and Shanghai Banking Corporation Limited from July 2011 to October 2011 and served as the Branch Manager at the Standard Chartered Bank (Hong Kong) Limited from December 2011 to September 2016. Since November 2016, Mr. Tang served as Director of RTG Global Management Limited. Mr. Tang founded Road to Greatness Consultancy Company Limited in 2017 and served as its CEO and Chairman of the board, which is a financial investment and business training company. Mr. Tang served as Director of RTG Motor Management Limited since May 2017. Mr. Tang has served as Director of GSH Capital Holdings Limited since May 2018. Since September 2021, Mr. Tang has served as Director of Sparta Universal Industrial Limited. Mr. Tang has served as Director of Loyalty Global Investment Management and Loyalty Global SPC since June 2022. Mr. Tang served as Chief Marketing Officer at SquareDog Robotics Limited from 2022 to 2023, which is a robotics company. Mr. Tang has served as Director of GSH Capital Limited since September 2023. Mr. Tang served as the President, CEO and Chairman of the Board of Flywheel Advanced Technology, Inc. (FWFW:OTC US) from July 2021 to July 2024. Mr. Tang received his bachelor degree of Science in Accounting & Finance and Master of Business Administration (MBA) from Institute Prima Bestari of Pine in 2010.

Mr. Long Wai Lai , Chief Financial Officer and Director

Mr. Lai has worked as the Financial Director of Capital Management at DT Capital Management Co., Limited Company, a private limited company, since March 2013. From October 2010 to March 2013, he worked at KPMG, an accounting firm, as a senior manager in the consulting services department in Beijing. From June 2008 to October 2010, he worked at KPMG as an audit service manager, in Hong Kong. From January 2004 to June 2008, he worked at Ji En Si Investment Consulting (China) Co., Ltd., a consulting company, as the accounting manager and general manager of Beijing Branch. From March 1999 to January 2004, he worked at William Buck (NZ) Limited, as a CPA. Mr. Lai holds a bachelor’s degree in business from West Australia University and an MBA from Peking University and a MBA from Gabelli School of Business, Fordham University . He is also an ICAA certified CPA.

Ka Hei (Anthony) Chui, Independent Director

Mr. Chui was appointed as a director of the Board of the Company on October 28, 2024. He served as Financial Planner and Unit Manager of Sun Life (H.K) Limited from 2014 to 2022 and he was in charge wealth manager with high-net-worth customers and recruitment events. Mr. Chui served as senior consultant from 2022 and is in charge of project management for US listing projects. Mr. Chui received his Bachelor of Administrative Studies from York University, Canada in 1994.

Xiaodong Lin, Independent Director

Mr. Lin has worked at Power Partner Capital Limited, a private limited company, as a CEO since February 2025. From October 2022 to January 2025, he was the CEO of GF Holdings (Hong Kong) Limited, GF Securities (SEHK: 1776, SZSE: 776), an investment bank. From April 2020 to September 2022, he worked at a Group Vice Chairman at China International Trust & Investment Corporation /CLSA Ltd. (SEHK: 6030,SHSE: 600030), an investment bank. From September 2011 to December 2019, he worked at Vanguard Investments Hong Kong Ltd., an investment management firm, in several important roles including Asia CEO, Member of International Business Executive Committee and Chairman and Legal Representative of Vanguard Investment Management (Shanghai) Limited. From August 2009 to September 2011, he was the Head of Greater China, Sales and Client Relations at Banco Itau Asia Limited, a private limited company. Mr. Lin holds a bachelor’s degree in economics major in banking and finance from Shanghai University of Finance and Economics China. He also attended an Executive Program at Harvard Business School.

Chunyan Wang, Independent Director

Ms. Wang has been an executive director of the Hong Kong Branch of Beijing De Tu Investment Co., Limited, a private limited company, since May 2015. From September 2013 to April 2015, she was the General Manager of the Hong Kong Branch of Beijing De Tu Capital Limited. From September 2009 to July 2013, she worked as an office clerk at the Jiangxi Province Securities and Exchange Commission. From September 2007 to September 2009, she worked as an office clerk at Jiangxi Province Fund Industry Association, a private limited company. Ms. Wang holds a bachelor’s degree in 2003 from 2006 university and a master’s degree in finance from Jiangxi Normal University.

B. Compensation

For the fiscal years ended September 30, 2025, we paid $0.64 million to our executive officers for their services and $0.03 million our directors for their services solely as our directors during years ended September 30, 2025  . We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a Hong Kong government-mandated defined contribution plan.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these agreements, each of our executive officers is employed for an initial term of two years, renewable upon mutual agreement of the Company and the executive officer and the approval by the board of directors.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any, and other company benefits, each as determined by the board of directors from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will solely be entitled to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. The executive officer is not entitled to severance payments upon any termination.

The executive officer may voluntarily terminate his/her employment for any reason, and such termination shall take effect 30 days after the receipt by the Company of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date. In the event the executive officer is terminated without notice, it shall be deemed a termination by the Company for cause.

Each of our executive officers has agreed not to use for his or her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him or herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

Each executive officer also has agreed not to (i) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates; or (ii) solicit or induce, on his or her own behalf or on behalf of any other person or entity, any customer or prospective customer of the Company or any of their respective affiliates to reduce its business with the Company or any of its affiliates.

We will enter into director agreements with each of our independent directors, which agreements set forth the terms and provisions of their respective engagements.

In addition, we will enter into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current Memorandum and Articles of Association.

C. Board Practices

Our board of directors currently consists of five directors. The NASDAQ Capital Market corporate governance rules require that a majority of an issuer’s board of directors must consist of independent directors, however, as a foreign private issuer we are permitted to follow the corporate governance practice of the Cayman Islands, which does not require a majority of independent directors on our board.

Our board of directors may exercise all the powers of our Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or of any third party. None of our non-executive directors has a service contract with us that provides for severance payments upon termination of service.

We have established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee. Each of the committees of the board of directors is described below.

Audit Committee

Xiaodong Lin, Chunyan Wang and Ka Hei (Anthony) Chui are members of our Audit Committee; Xiaodong Lin serves as the chairman of the Audit Committee. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall:

●	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

●	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversee all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board of directors;

●	review and approve in advance any proposed related-party transactions and report to the full board of directors on any approved transactions; and

●	provide oversight assistance in connection with legal, ethical, and risk management compliance programs established by management and the board of directors, including Sarbanes-Oxley Act implementation, and make recommendations to the board of directors regarding corporate governance issues and policy decisions.

We have determined that Xiaodong Lin possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Chunyan Wang, Xiaodong Lin and Ka Hei (Anthony) Chui are members of our Compensation Committee; Chunyan Wang serves as the chairman of the Compensation Committee. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee.

In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee shall:

●	approve compensation principles that apply generally to Company employees;

●	make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;

●	administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

●	select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;

●	annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;

●	determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

Corporate Governance and Nominating Committee

Ka Hei (Anthony) Chui and Xiaodong Linare members of our Corporate Governance and Nominating Committee; Ka Hei (Anthony) Chui serves as the chairman of the Corporate Governance and Nominating Committee. All members of our Corporate Governance and Nominating Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Corporate Governance and Nominating Committee.

In accordance with its charter, the Corporate Governance and Nominating Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating shall:

●	Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors’ director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to Board committees;

●	Make recommendations to the board of directors as to determinations of director independence;

●	Oversee the evaluation of the board of directors;

●	Make recommendations to the board of directors as to compensation for the Company’s directors; and

●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company.

Duties of Directors

Under the laws of the Cayman Islands, directors have a fiduciary duty to act honestly in good faith with a view to the company’s best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A shareholder has the right to seek damages if a duty owed by the directors is breached.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until they are removed from office by ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director if he or she (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) dies or is found to be or becomes of unsound mind; (c) resigns his office by notice in writing to the Company; (d) without special leave of absence from the Directors, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or (e) is removed from office pursuant to any other provision of the Memorandum and Articles of Association.

Our officers are elected by and serve at the discretion of the board of directors.

D. Employees

As of September 30, 2025, September 30, 2024 and September 30, 2023 we had 17, 11 and 17 employees, respectively. The following table sets forth the breakdown of our employees as of September 30, 2025, by function:

Category	Number of Employees	Percentage of workforce
Sales and Marketing	7	41%
General and Administration	3	18%
Engineering	7	41%
Total	17	100%

As of September 30, 2025, all of our employees were based in Hong Kong, where our principal executive offices are.

As required by Hong Kong laws and regulations, we contribute to the mandatory provident fund and take out insurance policies for our Hong Kong-based employees. We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E. Share ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security, of which that person has a right to acquire beneficial ownership within 60 days.

Applicable percentage ownership prior to the offering is based on 13,750,000 Ordinary Shares   outstanding as of the date of this annual report.

Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Siu Fung Tang	—	—
Long Wai Lai	—	—
Ka Hei (Anthony) Chui	—	—
Xiaodong Lin	—	—
Chunyan Wang	—	—
All directors and executive officers as a group (seven individuals)	—	—
5% or Greater Shareholders:
Mericorn Company Limited(1)	10,000,000	72.73
Power Partner Capital Limited (1)(2)	10,000,000	72.73
WANG Zixi (1)(2)	10,000,000	72.73

(1)	The address for Mericorn Company Limited, is Jayla Place, 2nd Floor Road Town, Tortola British Virgin Islands VG1110. Power Partner Capital Limited owns 100% equity interest of Mericorn Company Limited.

(2)	The address for Power Partner Capital Limited, is Room 18, 27/F, Ho King, Commercial Centre, 2-16 Fayuen Street, Mongkok, Kowloon, Hong Kong. WANG Zixi is the sole shareholder of Power Partner Capital Limited.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Clawback Policy. We adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. A copy of the Clawback Policy is filed as exhibit 97.1 to this Annual Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-6.E. Share Ownership.”

B. Related party transactions

Employment Agreements, Director Agreements and Indemnification Agreements

See “Management — Employment Agreements, Director Agreements and Indemnification Agreements.”

a. Nature of relationships with related parties

Name	Relationship with the Company
Flywheel Financial Strategy (Hong Kong) Company Limited	Under significant influence of Mr. Wong Ka Ki, who is the sole director of QBS System Pty Ltd and one of the substantial shareholders of Mericorn Company Limited until January 21, 2026
Mericorn Company Limited	The sole shareholder of the Company
QBS Flywheel Limited	Former controlling company of QBS System before Reorganization
QBS Group Limited	Under significant influence of Mr. Wong Chi Fung, who is the sole director of QBS System, ceased to be a related party effective May 29, 2025
Wong Chi Fung	Former director of QBS System, resigned as a director effective May 29, 2025
Wong Ka Ki	The sole director of QBS Pty and one of the substantial shareholders of Mericorn Company Limited until January 21, 2026, appointed as a director of QBS System effective December 22, 2024

b. Transactions with related parties

		For the Years Ended September 30,
Name	Nature	2025	2024	2023
Flywheel Financial Strategy (Hong Kong) Company Limited(1)	Revenues	$-	$-	$30,028

Wong Ka Ki(2)	Proceeds from disposal of a subsidiary	$-	$6,737	$-

(1)	The amount for the years ended September 30, 2023 represented revenues from IoT Integration Solution Services.

(2)	The amount for the year ended September 30, 2024 represented the proceeds of disposal of 100% shares in QBS Pty to Mr. Wong Ka Ki at a consideration of AUD10,000 (equivalent to $6,737) on July 8, 2024.

c. Balance with related parties

		As of September 30,
Name	Nature	2025	2024
QBS Group Limited(1)	Amounts due to related parties	$-	$102,922
Wong Chi Fung(1)	Amounts due to related parties	-	659,585
Wong Ka Ki(1)	Amounts due to related parties	117,360	97,280
		$117,360	$859,787

(1)	The balances as of September 30, 2025 and 2024 represented advances from a related company and directors for the Company’s operational purposes. The balances were unsecured, non-interest bearing and repayable on demand. As of the date these financial statements were issued, the balances have not been settled.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares are listed on Nasdaq Capital Market under the symbol “MGRT”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “MGRT”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (as revised), and common law of the Cayman Islands.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd., P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Please refer to Exhibit 2.2 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

C. Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Report, including the below, we have not entered into any material contract during the two years immediately preceding the date of this Report.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no exchange control regulations or currency restrictions in the Cayman Islands.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling our Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Ordinary Shares.

●	Revenues gains from the sale of our Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be subject to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses. A two-tiered profits tax rates regime applies: 8.25% for corporations and 7.5% for unincorporated businesses and individuals on the first HK$2 million of assessable profits, and 16.5% for corporations and 15% for unincorporated businesses and individuals on the remainder of assessable profits.

●	Gains arising from the sale of Ordinary Shares, where the purchases and sales of the Ordinary Shares are effected outside of Hong Kong, such as in the Cayman Islands, are not subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Ordinary Shares are not subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Ordinary Shares.

BVI Taxation

The BVI currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the BVI except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the BVI. The BVI is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the BVI.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the BVI and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to BVI income or corporation tax.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in the future offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the future offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in the future offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in the future offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the future offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in the future offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold Ordinary Shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on NASDAQ and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. We post our annual report on Form 20-F on our website promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. The address of that website is www.sec.gov. We make our reports available on our internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with the SEC.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section titled “Quantitative and Qualitative Disclosures about Market Risk” in Item 5 – Operating and Financial Review and Prospects of this Annual Report on Form 20-F is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITITES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of September 30, 2025.

Based upon that evaluation, our management has concluded that our disclosure controls and procedures were effective  in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period   established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting

During the audit of our financial statements for the year ended September 30, 2025, no material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting.

However, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not required.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Xiaodong Lin qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq standards. Our board of directors has also determined that Xiaodong Lin and the other members of the Audit Committee are all “independent” in accordance with the applicable Nasdaq standards.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to all executive officers, directors, and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business. The Code of Business Conduct and Ethics is attached as Exhibit 14.1 to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

Effective December 18, 2025, the Company resolved not to reappoint WWC, P.C. (“WWC”) as our independent accountants. WWC. has rendered reports on our consolidated financial statements since the year ended September 30, 2022. On December 18, 2025, we engaged WSJ & PARTNERS as our independent auditors for the fiscal year ended September 30, 2025.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC and WSJ & PARTNERS for the periods indicated.

WWC

	For the Years Ended September 30,
	2025	2024
Audit fees(1)	$-	$188,000
Audit related fees(2)	-	-
Tax and all other fees(3)	-	-
Total	$-	$188,000

WSJ & PARTNERS

	For the Years Ended September 30,
	2025	2024
Audit fees(1)	$155,000	$-
Audit related fees(2)	-	-
Tax and all other fees(3)	-	-
Total	$155,000	$-

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance.

(3)	Other fees are fees for professional services other than audit or tax related fees.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective December 18, 2025, the Company resolved not to reappoint WWC as our independent accountants. WWC has rendered reports on our consolidated financial statements since the year ended September 30, 2022.

During the fiscal years ended September 30, 2022, 2023 and 2024 through the fiscal year covered by this Annual Report on Form 20-F, WWC has neither provided any adverse opinion or qualifications on our consolidated financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with the audit of the Company’s consolidated financial statements. None of the reportable events described under Item 16F(a)(1)(v) of Form 20-F occurred within period of the engagement of WWC.

On December 18, 2025, we engaged WSJ & PARTNERS as our independent auditors for the fiscal year ended September 30, 2025. During the two most recent fiscal years and in the subsequent period through the date of this report, we have not consulted with WSJ & PARTNERS with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

We have also provided WWC with a copy of the disclosures in Form 6-K filed with the Commission on December 18, 2025, and here under this Item 16F as required under Item 16F of Form 20-F and requested from WWC a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of WWC’s letter dated December 15, 2025 was attached as Exhibit 16.1 in the Form 6-K filed with the Commission on December 15, 2025, and is filed as Exhibit 15.3 to this transition report on Form 20-F.

See the Form 6-K filed with the Commission on December 18, 2025 for more details.

ITEM 16G. CORPORATE GOVERNANCE

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The Company currently intends to follow the requirements of the Nasdaq Listing Rules without relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). However, we may choose to rely on such exemption to follow certain corporate governance practices of our home country practice in the future. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee of at least two members and each committee member must be an independent director. We, as a foreign private issuer, are not subject to such requirement, if we choose to follow our home country practice. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans for certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J INSIDER TRADING POLICY

Our board of directors has adopted an insider trading policy, which governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is included as Exhibit 11.1 to this annual report.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management methodology intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management methodology is integrated into our overall enterprise risk management, and shares common methodologies, reporting channels and governance processes that apply across the Company to other legal, compliance, strategic, operational, and financial risk areas. As part of our overall risk management processes and procedures, we have instituted a cybersecurity awareness designed to identify, assess and manage material risks from cybersecurity threats. The cyber risk management methodology involves risk assessments, implementation of security measures and ongoing monitoring of systems and networks, including networks on which we rely. Through our cybersecurity awareness, the current threat landscape is actively monitored in an effort to identify material risks arising from new and evolving cybersecurity threats. We may engage external experts, including cybersecurity assessors, consultants and auditors to evaluate cybersecurity measures and risk management processes as needed. We also depend on and engage various third parties, including suppliers, vendors and service providers in connection with our operations. Our risk management, legal, and compliance personnel oversee and identify, including through a third-party cybersecurity service provider, material risks from cybersecurity threats associated with our use of such entities.

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, close monitoring on our corporate network. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition.

Governance

Our board of directors oversees the Company’s cybersecurity risks management, including our information technology and cybersecurity policies, procedures, and risk assessments. Management reports to our board of directors on information security matters as necessary, regarding any significant cybersecurity incidents, as well as any incidents with lesser impact potential. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our CEO, CFO and the principal officer of the departments in connection with cybersecurity-related matters are responsible for assessing, identifying and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CEO and CFO report to our board of directors timely updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any. If it is determined that any incident could potentially be a material cybersecurity event, our CEO and CFO will decide on relevant response measures and management shall promptly prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited consolidated financial statements are included at the end of this Report, beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the registration statement on Form F-1, as amended, initially filed with the SEC on November 4, 2024 (File No. 333-282977)).

2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended, initially filed with the SEC on November 4, 2024 (File No. 333-282977)).

2.2*	Description of Rights of Securities Registered under Section 12 of the Securities and Exchange Act of 1934.

4.1	Employment Agreement by and between Siu Fung Tang and the Company dated October 28, 2024 (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended, initially filed with the SEC on November 4, 2024 (File No. 333-282977)).

4.2	Employment Agreement by and between Chi Chuen Lai and the Company dated October 28, 2024 (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended, initially filed with the SEC on November 4, 2024 (File No. 333-282977)).

4.3	Employment Agreement by and between Sin Yi Cheng and the Company dated October 28, 2024 (incorporated by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended, initially filed with the SEC on November 4, 2024 (File No. 333-282977)).

4.4	Form of Indemnification Agreement by between the Company and its directors and executive officers (incorporated by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended, initially filed with the SEC on November 4, 2024 (File No. 333-282977)).

4.5	Director Agreement by and between PoTin Wong and the Company dated March 31, 2025 (incorporated by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended, initially filed with the SEC on November 4, 2024 (File No. 333-282977)).

4.6	Director Agreement by and between Ka Hei (Anthony) Chui and the Company dated October 28, 2024(incorporated by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended, initially filed with the SEC on November 4, 2024 (File No. 333-282977)).

8.1	List of significant subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the registration statement on Form F-1, as amended, initially filed with the SEC on November 4, 2024 (File No. 333-282977)).

11.1*	Insider Trading Policy

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended, initially filed with the SEC on November 4, 2024 (File No. 333-282977)).

15.1*	Consent of WSJ & PARTNERS

15.2*	Consent of WWC, P.C.

15.3	Letter of WWC, P.C. dated December 18, 2025 (incorporated by reference to Exhibit 16.1 to the Form 6-K filed with the SEC on December 18, 2025).

97.1*	Compensatory Recovery Policy.

101. SCH*	Inline XBRL Taxonomy Extension Schema Document.

101. CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101. LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

MEGA FORTUNE COMPANY LIMITED

	By:	/s/ Siu Fung Tang
	Name:	Siu Fung Tang
	Title:	Chief Executive Officer
Date: February 3, 2026

MEGA FORTUNE COMPANY LIMITED

	By:	/s/ Long Wai Lai
	Name:	Long Wai Lai
	Title:	Chief Financial Officer
Date: February 3, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant in the capacities on February 3, 2026.

Name	Title

/s/ Siu Fung Tang	Chief Executive Officer, Director & Chairman of the Board
Siu Fung Tang	(Principal Executive Officer)

/s/ Long Wai Lai	Chief Financial Offer and Director
Long Wai Lai	(Principal Accounting Officer and Principal Financial Officer)

/s/ Ka Hei (Anthony) Chui	Director
Ka Hei (Anthony) Chui

/s/ Xiaodong Lin	Director
Xiaodong Lin

/s/ Chunyan Wang	Director
Chunyan Wang

INDEX TO FINANCIAL STATEMENTS

MEGA FORTUNE COMPANY LIMITED

Report of Independent Registered Public Accounting Firm

WSJ & PARTNERS (AF 002020)

(Registered with PCAOB and MIA)

Latitude, F-3-10, Jalan C180/1, Cheras, Selangor Darul Ehsan 43200

Tel: +619-2802989 | Email: info@wsj-partners.com

To: The Board of Directors and Shareholders of

Mega Fortune Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Mega Fortune Company Limited and its subsidiaries (the “Company”) as of September 30, 2025, and the related consolidated statement of operations and comprehensive income, consolidated statement of changes in shareholders’ equity, and consolidated statement of cash flows for the year ended September 30, 2025, and the related notes to the consolidated financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and the results of its operations and its cash flows for the year ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WSJ and Partners

Certified Public Accountants

Firm ID: 7351

We have served as the Company’s auditor since 2025.

Kuala Lumpur, Malaysia

February 3, 2026

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of
Mega Fortune Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mega Fortune Company Limited and its subsidiaries (the “Company”) as of September 30, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

May 2, 2025

We have served as the Company’s auditor since 2024

MEGA FORTUNE COMPANY LIMITED

Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30,
	2025	2024
Assets
Current Assets
Cash and cash equivalents	$764,761	$371,918
Accounts receivable, net	6,239,813	2,337,202
Prepaid expenses, current	5,271,827	350
Other assets, current, net	379	17,346
Total current assets	12,276,780	2,726,816

Property and equipment, net	6,147	9,469
Operating lease right-of-use assets, net	65,606	101,187
Deferred initial public offering (“IPO”) costs	-	557,183
Prepaid expenses, non-current	6,028,021	-
Other assets, non-current, net	13,716	-
Deferred tax assets, net	72,762	33,551
Total assets	$18,463,032	$3,428,206

Liabilities and shareholders’ equity

Liabilities
Current liabilities
Bank loans, current	$283,186	$71,305
Contract liabilities	22,255	21,995
Accounts payable	303,956	21,359
Amounts due to related parties	117,360	859,787
Income tax payable	552,008	263,902
Operating lease liabilities, current	38,592	36,450
Accrued expenses and other liabilities	1,196,942	317,788
Total current liabilities	2,514,299	1,592,586

Bank loans, non-current	351,080	411,901
Operating lease liabilities, non-current	27,014	65,703
Total liabilities	$2,892,393	$2,070,190

Commitments and contingencies

Shareholders’ equity
Ordinary shares, US$0.000001 par value, 50,000,000,000 shares authorized, 13,750,000 and 10,000,000 shares issued and outstanding as of September 30, 2025 and 2024, respectively*	$14	$10
Subscription receivables	(10)	(10)
Additional paid-in capital	12,311,959	13
Retained earnings	3,136,153	1,347,751
Accumulated other comprehensive income	122,523	10,252
Total shareholders’ equity	15,570,639	1,358,016

Total liabilities and shareholders’ equity	$18,463,032	$3,428,206

*	Retrospectively restated for effect of share reorganization and share split (see Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

MEGA FORTUNE COMPANY LIMITED

Consolidated Statements of Operations and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended September 30,
	2025	2024	2023
Revenues - third parties	$11,085,548	$3,325,990	$3,217,515
Revenues - related parties	-	-	30,028
Total revenues	11,085,548	3,325,990	3,247,543

Cost of revenues	(5,467,947)	(1,533,099)	(1,972,633)

Gross profit	5,617,601	1,792,891	1,274,910

Operating expenses
Selling and marketing expenses	(1,542,136)	(149,891)	(207,977)
General and administrative expenses	(1,826,170)	(1,098,152)	(514,387)
Total operating expenses	(3,368,306)	(1,248,043)	(722,364)

Income from operations	2,249,295	544,848	552,546

Other income, net
Foreign exchange transaction gains (losses)	2,263	2,419	(8,564)
Interest expense	(20,168)	(19,628)	(21,299)
Interest income	300	203	341
Government grants	64,658	29,990	76,017
Sundry income	23,856	17,766	18,677
Total other income, net	70,909	30,750	65,172

Income before income tax expenses	2,320,204	575,598	617,718
Income tax expenses	(531,802)	(174,064)	(81,164)
Net income	1,788,402	401,534	536,554

Other comprehensive income
Foreign currency translation adjustments	112,271	3,971	776
Total comprehensive income	$1,900,673	$405,505	$537,330

Earnings per share:
Basic and diluted	$0.17	$0.04	$0.05

Weighted average number of ordinary shares outstanding:
Ordinary shares - Basic and diluted*	10,791,096	10,000,000	10,000,000

*	Retrospectively restated for effect of share reorganization and share split (see Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

MEGA FORTUNE COMPANY LIMITED

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

						Accumulated
	Ordinary shares			Additional		other
	Number issued*	Amount	Subscription receivables	paid-in capital	Retained earnings	comprehensive income	Total
Balance as of September 30, 2022	10,000,000	$10	$(10)	$13	$409,663	$5,505	$415,181

Net income	-	-	-	-	536,554	-	536,554
Foreign currency translation adjustment	-	-	-	-	-	776	776

Balance as of September 30, 2023	10,000,000	10	(10)	13	946,217	6,281	952,511

Net income	-	-	-	-	401,534	-	401,534
Foreign currency translation adjustment	-	-	-	-	-	3,971	3,971

Balance as of September 30, 2024	10,000,000	10	(10)	13	1,347,751	10,252	1,358,016

Issuance of ordinary shares pursuant to IPO, net of offering costs	3,750,000	4	-	12,311,946	-	-	12,311,950
Net income	-	-	-	-	1,788,402	-	1,788,402
Foreign currency translation adjustment	-	-	-	-	-	112,271	112,271

Balance as of September 30, 2025	13,750,000	$14	$(10)	$12,311,959	$3,136,153	$122,523	$15,570,639

*	Retrospectively restated for effect of share reorganization and share split (see Note 13).

The accompanying notes are an integral part of these consolidated financial statements.

MEGA FORTUNE COMPANY LIMITED

Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Years Ended September 30,
	2025	2024	2023
Cash flows from operating activities:
Net income	$1,788,402	$401,534	$536,554
Adjustments to reconcile net income to net cash used in operating activities:
Bad debt written off	247,736	-	-
Depreciation	3,302	4,851	6,697
Provision of expected credit losses	234,333	143,881	5,317
Amortization of operating lease right-of-use assets	35,368	37,087	38,114
Deferred tax benefits	(39,191)	(23,303)	(1,549)

Change in operating assets and liabilities:
Accounts receivable, net	(4,381,674)	(959,509)	(508,500)
Prepaid expenses	(11,279,348)	(284)	67
Other assets, net	3,694	14,289	189,974
Accounts payable	282,125	(56,996)	(303,094)
Contract liabilities	292	(38,529)	(93,932)
Income tax payable	287,985	193,991	136,276
Operating lease liabilities	(36,330)	(38,589)	(38,721)
Accrued expenses and other liabilities	852,157	221,783	73
Net cash used in operating activities	(12,001,149)	(99,794)	(32,724)

Cash flows from investing activities:
Purchases of property and equipment	-	(7,360)	(1,737)
Cash disposed on disposal of a subsidiary	-	(148)	-
Proceeds from related party on disposal of a subsidiary	-	6,737	-
Net cash used in investing activities	-	(771)	(1,737)

Cash flows from financing activities:
Proceeds from issuance of common shares pursuant to IPO, net of offering costs	13,355,628	-	-
Proceeds from bank loans	222,582	-	-
Repayments of bank loans	(71,071)	(109,336)	(273,430)
Payments of offering costs related to IPO	(459,775)	(557,183)	-
Advance from related parties	-	711,670	-
Repayment to related parties	(739,823)	(191,994)	(16,253)
Net cash provided by (used in) financing activities	12,307,541	(146,843)	(289,683)

Net increase (decrease) in cash and cash equivalents	306,392	(247,408)	(324,144)
Effect of exchange rate changes on cash and cash equivalents	86,451	(244)	2,187
Cash and cash equivalents, beginning of year	371,918	619,570	941,527
Cash and cash equivalents, end of year	$764,761	$371,918	$619,570

Supplemental disclosures of cash flow information:
Income tax paid (refund)	$271,689	$3,376	$(51,648)
Interest received	300	203	341
Interest paid	20,168	19,628	21,299
IPO offering costs paid	$459,775	$557,183	$-

Supplemental disclosures of non-cash information:
Deferred IPO cost charged to additional paid-in capital	$2,688,050	$-	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$-	$113,203	$-

The accompanying notes are an integral part of these consolidated financial statements.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

1. Organization and Description of Business

Mega Fortune Company Limited (“Mega Fortune”) is a company incorporated in the Cayman Islands with limited liability on January 3, 2024, with a share capital of US$10. It is a parent holding company with no operations.

Ponte Fides Company Limited (“Ponte Fides”), a wholly-owned subsidiary of Mega Fortune, is a company incorporated in the British Virgin Islands with limited liability on February 6, 2024. Ponte Fides has a share capital of US$1,000 and is an investment holding company with no operations.

QBS System Limited (“QBS System”), a wholly-owned subsidiary of Ponte Fides, is a company incorporated in Hong Kong with limited liability on April 14, 2011, with a share capital of HK$100 (approximately $13). QBS System is engaged in provision of Internet of Things (“IoT”) solutions and services.

QBS System Pty Ltd (“QBS Pty”), a wholly-owned subsidiary of QBS System, is an Australia proprietary company limited by shares incorporated on May 8, 2020, with a share capital of AUD10,000 (approximately $6,543). QBS Pty is engaged in no significant business activities and generated no revenue. On July 8, 2024, QBS Pty was sold to Mr. Wong Ka Ki, a related party of the Company, nature of the relationship is detailed in the Note 15.

Mega Fortune together with its subsidiaries (collectively, “the Company”) is primarily engaged in providing full-range of IoT solutions and services comprising development and implementation, support and maintenance. The Company primarily generates service income from the engagement of these full range IoT services as well as generates trading income by selling hardware and IoT-related products to its customers.

The Company completed its initial public offering on the NASDAQ on July 16, 2025, issuing 3,750,000 ordinary shares at a price of $4.00 per share. On July 17, 2025, the initial public offering closed with gross proceeds totaling $15,000,000, before deducting underwriting discounts and offering expenses.   The ordinary shares began trading on July 16, 2025 on The Nasdaq Capital Market and commenced trading under the trading symbol “MGRT”. In addition, pursuant to the underwriting agreement with the underwriter dated July 15, 2025, it granted the underwriter a 45-day option to purchase up to an additional 562,500 ordinary shares at the public offering price of $4.00 per share, less underwriting discounts, to cover any over-allotment. The underwriter did not exercise the over-allotment option.

The following is an organization chart of the Company and its subsidiaries:

As of September 30, 2025, the Company’s subsidiaries are detailed in the table as follows:

Name	Place of Incorporation	Date of Incorporation	Ownership %	Principal activity
Ponte Fides Company Limited	British Virgin Islands	February 6, 2024	100	Investment holding
QBS System Limited	Hong Kong	April 14, 2011	100	Provision of Internet of Things (“IoT”) solutions and services

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

1. Organization and Description of Business (Continued)

Reorganization

Reorganization of the legal structure of the Company (“Reorganization”) has been completed on April 29, 2024 by carrying out a sequence of contemplated transactions, where the Mega Fortune becomes the holding company of all entities discussed above.

Immediately before the Reorganization, QBS System was wholly owned by Flywheel Advanced Technology, Inc. (“FWFW”), a company incorporated in the state of Nevada and is being traded on OTCQB under the symbol of “FWFW”. QBS System functions as the major operational entity for FWFW. Mega Fortune, incorporated on January 3, 2024 by registered agent, was established with the sole purpose of acting as holding company of the Company. On January 30, 2024, 100% ownership of Mega Fortune, was transferred from the registered agent to FWFW. Mega Fortune had not engaged in any business activities before the transfer. Subsequently on February 6, 2024, Ponte Fides was established with 100% of its shares held by Mega Fortune. On April 29, 2024, FWFW transferred 100% ownership interest in QBS System to the Ponte Fides, a wholly owned subsidiary of Mega Fortune which was also a wholly owned subsidiary of FWFW.

Immediately before and after the Reorganization, Mega Fortune, Ponte Fides, QBS System and QBS Pty remained under the complete ownership of FWFW and were under the control of the same group of shareholders. Consequently, the Reorganization is classified as a common control transaction under ASC 805-50. On July 8, 2024, QBS Pty was sold to Mr. Wong Ka Ki, a related party of the Company, nature of the relationship is detailed in the Note 15.

The consolidation of the Company has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The movement in the Company’s authorized share capital and the number of ordinary shares outstanding and issued in the Company are also detailed in the Note 13. The ordinary shares of the Company are presented on a retroactive basis to reflect the share split completed on October 23, 2024.

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). The Company eliminates all significant intercompany balances and transactions in its consolidated financial statements.

Management has prepared the accompanying consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, provision for expected credit losses against accounts receivable and other assets, determination of the useful lives of long-lived assets, impairment of long-lived assets, valuation allowance for deferred tax assets, accounting of operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents include balances maintained in banks, bank deposits, and highly liquid investments with maturities of three months or less at the date of origination.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Accounts receivable, net

Accounts receivable represent income earned from the provision of IoT services and trading of hardware and IoT-related products of which the Company has not yet received payment. Accounts receivable is recorded at the invoiced amount and adjusted to amounts management expects to collect from balances outstanding at period-end and are classified as current assets.

Prior to the adoption of ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), the allowance for expected credit losses was estimated using historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions, as required under ASC 326.

In July 2025, the FASB issued ASU No. 2025-05, which provides a practical expedient for estimating expected credit losses on current accounts receivable arising from transactions accounted for under ASC 606. The Company early adopted ASU 2025-05 and elected this practical expedient as of September 30, 2025. Under this expedient, the Company assumes that current conditions as of the balance sheet date remain unchanged for the remaining life of the assets in the development of its reasonable and supportable forecasts. Accordingly, the Company estimates the allowance for expected credit losses based on historical experience adjusted for current conditions. The amendments were applied prospectively, and no cumulative-effect adjustment was recorded upon adoption. As of September 30, 2025 and 2024, an allowance for expected credit losses of $446,551 and $211,639 was recorded, respectively.

Periodically, management reviews accounts receivable and adjusts the allowance based on current circumstances and charges off uncollectible receivables when all attempts to collect have been exhausted and the prospects for recovery are remote.

Prepaid expenses

Prepaid expenses are comprised of prepaid business development expenses, professional fees and office operating expenses. These amounts are recognized as expenses on a straight-line basis over the relevant non-cancellable contract term or expected benefit period, so the balances are realized over the life of the underlying arrangements, with the portion expected to be expensed within the next twelve months classified as current and the remainder as non-current. Prepaid expenses are not subject to expected credit loss assessment, as they represent advance payments for goods or services to be received from counterparties rather than contractual rights to receive cash.

Other assets, net

Other assets are comprised of deposits and other receivables, including trade deposits paid to suppliers and rental and utility deposits. The Company reviews other assets on a regular basis and also makes allowance for expected credit losses if there is evidence indicating that other assets may be unrecoverable based on the Company’s historical losses, specific customer circumstances, and general economic conditions. As of September 30, 2025 and 2024, the balance of allowance for expected credit loss against other assets was $137 and $613, respectively.

Leases

On October 1, 2020, the Company adopted ASU No. 2016-02, Leases (Topic 842), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

The Company is a lessee of non-cancellable operating leases for corporate office premises. The Company determines if an arrangement is a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities on the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

When determining the lease term, at lease commencement date, the Company considers options to extend or terminate the lease when it is reasonably certain that it will exercise or not exercise that option. The interest rate used to determine the present value of future lease payments is the Company’s incremental borrowing rate of the Hong Kong Prime Rate minus 0.25% p.a. based on the information available at the lease commencement date.

The lease standard (ACS 842) provides practical expedients for an entity’s ongoing accounting. The Company elects to apply short-term lease exception for leases with a lease term of 12 months or less at commencement. Accordingly, ROU assets and operating lease liabilities do not include leases with a lease term of 12 months or less.

The Company evaluates the impairment of its ROU assets consistently with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the assets from the expected undiscounted future pre-tax cash flows of the related operations. As of September 30, 2025 and 2024, the Company did not recognize any impairment loss against its ROU assets.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful lives of property and equipment are as follows:

Computer equipment	5 years
Furniture and fittings	5 years

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive income under other income or expenses.

Impairment of long-lived assets

The Company reviews long-lived assets, including property and equipment and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of September 30, 2025 and 2024, no impairment of long-lived assets was recognized.

Deferred IPO costs

Deferred IPO costs consist of costs incurred in connection with the Company’s planned initial public offering in the United States. These costs, together with the underwriting discounts and commissions, will be charged against the gross proceeds of the offering as a reduction of additional paid-in capital upon completion of the planned initial public offering or charged to consolidated statements of operations and comprehensive income if the planned initial public offering is not completed. As of September 30, 2025 and 2024, the Company had deferred IPO costs of nil and $557,183, respectively. On July 16, 2025, upon the completion of IPO of the Company, IPO costs capitalized as of September 30, 2024, together with other IPO costs incurred during the year ended September 30, 2025, totaling $2,688,050, were charged to shareholder’s equity under additional paid-in capital.

Accounts payable

Accounts payable are liabilities for goods and services provided to the Company prior to the end of the financial period which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All accounts payable was recognized as current liabilities as of September 30, 2025 and 2024.

Bank loans

Bank loans comprise borrowings from banks. Bank loans are recognized initially at fair value, net of transaction costs incurred. Bank loans are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method. Bank loans are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Accrued expenses and other liabilities

Accrued expenses and other liabilities primarily represent obligations to pay staff costs and other operating service providers. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Revenue recognition

The Company follows the rules and guidance set out under ASC 606, Revenue from Contracts with Customers (“ASC 606”), when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company derives its revenue from four sources: (1) IoT Integration Solution Services, (2) Business Process Outsourcing (“BPO”) Services, (3) IoT Support and Maintenance Services and (4) Trading Sales.

Revenue from IoT Integration Solution Services

The Company engages in distinct contracts with its customers to deliver IoT Integration Solution Services. Billing occurs based on predefined milestones in the contracts, with completion confirmed upon the customer’s acceptance after successful user testing.

In the IoT Integration Solution contracts, the Company commits to providing various services for specific projects. Although the contracts outline separate promises, such as development, implementation, and consulting, these are in fact components of a bundled service leading to a combined outcome that the Company must deliver. These individual promises are highly interdependent, forming a single, integrated solution. Therefore, the Company accounts for each IoT Integration Solution contract as one single performance obligation and no allocation of transaction price is required. There is no warranty provision term provided in these contracts. The Company typically collect 20% to 50% of contract sum upfront before commencement of work, with the remaining contract sum being collected in multiple installments according to predefined milestones. IoT Integration Solution Services contracts are typically completed within one year.

The contracts explicitly outline transaction prices as fixed amounts with no variable considerations. The Company’s performance creates a customized asset for customers, that the customers have control as the asset is created. This is evidence by customers taking physical procession over customized hardware and software developed by the Company. Furthermore, the solutions are tailored and customized for specific customers with no alternative use. The Company recognizes revenue from IoT Integration Solution Services based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost method to measure progress, which is generally different from the timing of unconditional right of payment which is based upon certain conditions being completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Revenue recognition (Continued)

The Company uses the ratio of actual costs incurred to total estimated costs (an input method) since costs incurred represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontractor and consultant costs, materials and other costs directly related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, unanticipated changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceeds the consideration to be received, the Company accrues the entire estimated loss during the period the loss becomes known.

As of September 30, 2025, contract liabilities for IoT Integration Solution Services amounted to $3,842 are expected to be recognized as revenue within a twelve-month period from September 30, 2025   using an input measure method, while as of September 30, 2024, there was no contract liability for IoT Integration Solution Services.

Business Process Outsourcing (“BPO”) Services

The Company engages in distinct contracts with its customers to provide IT-related manpower support for a fixed period of time. Each contract involves one performance obligation, where the Company commits to providing designated number of personnels who has relevant IT expertise and knowledge as required by customers. The Company typically collects monthly instalment from customer over contract period in BPO services.

Transaction prices are explicitly stated in the contracts as fixed amounts without variable considerations. Because those personnels work directly under customers’ instruction during contract period and customers take control over all work output by the personnels, customers receive and consume benefits provided by the Company simultaneously. Therefore, revenues from BPO Services are recognized over time.

The Company uses ratio of actual labor cost incurred over total budgeted labor cost (an input method) as a measure of progress towards satisfaction of performance obligation. Under this method, the Company could appropriately measure the fulfillment of its performance obligation.

As of September 30, 2025 and 2024, there was no contract liability for BPO Services.

IoT Support and Maintenance Services

The Company enters into distinct contracts with its customers to provide ongoing maintenance and support services for the existing IoT Solutions. Each contract encompasses a single performance obligation, considering the highly interdependent and highly interrelated nature of the support and maintenance services provided during the contract period.

In these IoT Support and Maintenance contracts, the Company commits to delivering a variety of support and maintenance services. Although the contracts specify separate services, such as maintenance of different components of IoT Solutions and repair and replacement of various hardware, these services are actually elements of a bundled offering that culminates in a unified outcome the Company is obliged to provide. The individual services are highly interdependent, constituting a single, integrated solution. Consequently, each IoT Support and Maintenance contract is recognized as a single performance obligation. The Company typically collects monthly instalments from customers over contract period in IoT Support and Maintenance services.

Transaction prices for IoT Support and Maintenance Services are explicitly written in contracts as a fixed amount without variable consideration. Because customers simultaneously receive and consume the benefits of the Company’s performance as it is delivered, revenues from IoT Support and Maintenance Services are recognized over time.

Revenues from IoT Support and Maintenance are recognized on the basis of the Company’s efforts or inputs to the satisfaction of a performance obligation. It is recognized using the input method, aligning with actual incurred costs against expected budgeted costs at contract inception.

As of September 30, 2025, contract liabilities for IoT Support and Maintenance Services amounted to $18,290 are expected to be recognized as revenue within a twelve-month period from September 30, 2025 using an input measure method,   while as of September 30, 2024, contract liabilities for IoT Support and Maintenance Services amounted to $21,995 are expected to be recognized as revenue within a twelve-month period from September 30, 2024 using an input measure method.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Trading Sales

The Company enters into distinct contracts with its customers to sell hardware and IoT-related products. The Company typically enters into contracts with its customers where the rights of the parties, including payment terms, are identified. Sales prices to customers are fixed with no separate sales rebate, discount, or other incentive and there is no right of return. The Company generally provides no credit terms to its customers who are contractually required to settle the considerations upon product delivery. The Company’s sole performance obligation is to deliver products according to contract specifications. The Company recognizes product revenue at a point in time when the control of products is transferred to customers.

As of September 30, 2025, the Company recorded contract liabilities of $123, representing customer payments received for products not yet delivered.   The contract liabilities are expected to be recognized as revenue when the related products are delivered to customers, while as of September 30, 2024, there was no contract liability for trading sales.

Sources of revenues

Disaggregated information of revenues by major sources are as follows:

	For the Year Ended September 30,
	2025	2024	2023
Revenues from contracts with customers recognized over time
IoT Integration Solution Services	$5,955,416	$1,852,645	$1,859,927
BPO Services	2,623,287	1,028,838	772,954
IoT Support and Maintenance Services	2,453,816	429,910	460,396
	11,032,519	3,311,393	3,093,277

Revenues from contracts with customers recognized at a point in time
Trading Sales	53,029	14,597	154,266
Total	$11,085,548	$3,325,990	$3,247,543

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the years ended September 30, 2025, 2024 and 2023 because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

Contract assets, net and contract liabilities

Contract assets are recorded on the consolidated balance sheets when revenue recognized to date exceeds cumulative billings to customers. Contract assets have billing term with unconditional right to be billed beyond one year are classified as non-current assets. The Company determines the allowance for expected credit losses on contract assets in accordance with ASC 326. In July 2025, the FASB issued ASU 2025-05, which provides a practical expedient for estimating expected credit losses on current contract assets arising from transactions accounted for under ASC 606. The Company early adopted ASU 2025-05 as of September 30, 2025, and elected this practical expedient for its current contract assets. Under this expedient, the Company assumes that current conditions as of the balance sheet date remain unchanged for the remaining life of the assets in the development of its reasonable and supportable forecasts. For non-current contract assets, or for periods prior to the adoption of ASU 2025-05, the allowance is estimated using historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The Company applied the amendments of ASU 2025-05 prospectively to current contract assets as of September 30, 2025, and no cumulative-effect adjustment was recorded. Periodically, management reviews contract assets and adjusts the allowance based on current circumstances, charging off uncollectible amounts when recovery prospects are remote. As of September 30, 2025, and 2024, no contract assets or related allowances for expected credit losses were recognized..

Contract liabilities represent the amounts of cash collected from customers, or billings to customers for work yet to be performed that exceed the revenue recognized to date in relation to uncompleted contracts. As of September 30, 2025, and 2024, contract liabilities amounted to $22,255 and $21,995, respectively. Additionally, these amounts are expected to be recognized as revenue within a twelve-month period from the reporting date of these financial statements, therefore being classified as current liabilities on the consolidated balance sheets.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Government grants

Government subsidies primarily relate to (i) funding granted by the Hong Kong Innovation and Technology Commission in supporting the Company to recruit talents under the Innovation and Technology Fund; (ii) funding from SME Export Marketing Fund by the Hong Kong Trade and Industry Department to encourage expansion of markets outside Hong Kong in export promotion activities; (iii) funding granted by the Hong Kong government in helping the Company to develop and promote its brand overseas under the BUD Fund; and (iv) subsidies received from Hong Kong Science and Technology Park through its Graduate Trainee Program. The Company recognizes government subsidies as sundry income upon meeting all attached conditions, or when it is reasonably assured that these conditions will be met and receipt of the subsidies is probable.

Government subsidies received and recognized in the consolidated statements of operations and comprehensive income amounted to $64,658, $29,990 and $76,017 for the years ended September 30, 2025, 2024 and 2023, respectively. To qualify for these subsidies, the Company complied with specific requirements and conditions. As of September 30, 2025, the Company had $68,008 for which the related conditions had not been fulfilled and which have been recorded as other payables.

Cost of revenues

The cost of revenues primarily consists of costs associated with subcontracting, engineering, and material expenses related to the provision of IoT services. These costs are expensed as incurred. Additionally, the cost of revenues includes the cost of goods sold incurred from the sales of hardware and IoT-related products.

Employee benefit plan

Employees of the Company located in Hong Kong and Australia participate in compulsory retirement benefit schemes, as mandated by local laws. In Hong Kong, contributions to the scheme are made by both the Company and its employees at a rate of 5% of the employees’ relevant salary income, subject to a cap on monthly relevant income of 30,000 Hong Kong Dollars (HK$) (equivalent to $3,849). In Australia, contributions to the scheme are made at a rate of 10.5%, and 11% effective July 1, 2022, and 2023, respectively. The income caps per quarter are set at 60,220 Australian Dollars (AUD) and AUD 62,270 (equivalent to $39,571 and $40,918), effective July 1, 2022, and 2023, respectively.  For the years ended September 30, 2025, 2024, and 2023, the total amounts charged to the consolidated statements of operations and comprehensive income for the Company’s contributions to these retirement benefit schemes were $28,427, $26,949 and $27,227, respectively.

Borrowing costs

All borrowing costs are recognized as interest expense in the consolidated statements of operations and comprehensive income in the period in which they are incurred.

Income taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Provision for income taxes consists of current taxes and deferred taxes.

Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the profit or loss, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not consider that there was any uncertain tax position as of September 30, 2025 and 2024.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 – Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the year ended September 30, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Company’s consolidated balance sheets, results of operations, or cash flows.

Based on the criteria established by ASC 280, Segment Reporting, the Company uses the management approach in determining its operating segments. The Company’s chief operating decision maker (“CODM”) reviews consolidated results when making decisions, allocating resources and assessing performance of the Company. The CODM considers that the Company has only one principal revenue stream, which is the provision of IoT solutions and services. The Company conducts all of its business activities and operations in Hong Kong. All transactions are initiated, executed, and completed in Hong Kong under similar terms and conditions.

The CODM evaluates segment performance and makes resource allocation decisions by regularly reviewing segment net income, which is also reported as consolidated net income in the consolidated statements of operations and comprehensive income. In assessing performance, the CODM considers the Company’s strategic objectives, cash position, and projected cash requirements. Additionally, functional expenses, such as selling and marketing, and general and administrative expenses, are monitored at the consolidated level to manage operations. Other segment-related items include interest expense, other income, net, and income tax provision, all of which are reflected in both the segment results and consolidated net income. Segment assets are measured and reported as total consolidated assets on the consolidated balance sheets.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of foreign currency translation adjustments resulting from the Company translating its financial statements from functional currencies into reporting currency.

Earnings per share

The Company computes earnings per share (“EPS”) according with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted EPS further takes into account of the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of September 30, 2025 and 2024, the Company had no dilutive stocks.

Translation of foreign currencies

The Company’s principal place of operations is Hong Kong. The financial position and results of its operations are predominately determined using the Hong Kong Dollar, the local currency of QBS System, as the functional currency. The Company also has a subsidiary in Australia which uses Australian Dollar as its functional currency. The Company’s consolidated financial statements are presented in U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows, denominated in the functional currency, are translated to US$ at the average rate of exchange during the reporting period. Assets and liabilities denominated in functional currencies at the balance sheet date are translated to US$ at the applicable rate of exchange in effect at that date. The equity, denominated in the functional currency, is translated to US$ at the historical rate of exchange at the time of the transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income under foreign exchange transaction losses.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Translation of foreign currencies (Continued)

The following table outlines the exchange rates that are used in preparing these consolidated financial statements:

	As of September 30,
	2025	2024
Year end spot rates
AUD(1)	n/a	US$1 = AUD1.48
HK$	US$1 = HK$7.78	US$1 = HK$7.77

	For the Years Ended September 30,
	2025	2024	2023
Average rates
AUD(1)	n/a	US$1 = AUD1.52	US$1 = AUD1.50
HK$	US$1 = HK$7.79	US$1 = HK$7.81	US$1 = HK$7.83

(1)	On July 8, 2024, QBS System disposed of 100% of the shares of its subsidiary, QBS Pty. The year-end spot rate of AUD as of September 30, 2024 represents the exchange rate at the time of the disposal date, while the average AUD rate for the year ended September 30, 2024, represents the average rate from October 1, 2023, to July 8, 2024. No AUD/US$ exchange rate was applied for the year ended September 30, 2025, as the subsidiary was no longer included in consolidation.

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities.

Level 2 – Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of September 30, 2025 and 2024, financial instruments of the Company comprised primarily cash, accounts receivable, other assets, short-term bank loans, accounts payable, amounts due to related parties, accrued expenses and other liabilities. The Company concludes that the carrying amounts of these financial instruments approximate their fair values, due to the short-term nature of these instruments and the terms closely approximating market conditions.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

2. Summary of Significant Accounting Policies (Continued)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In December 2023, the FASB issued ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). This standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For all other entities, the standard is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. Management is currently evaluating the impact on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Management is currently evaluating the impact on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating the impact on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update provides a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. The expedient allows entities to assume that economic conditions existing at the balance sheet date remain unchanged throughout the remaining life of the asset when developing reasonable and supportable forecasts. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, with early adoption and retrospective application permitted. The Company early adopted the standard as of September 30, 2025, and elected to apply the amendments on a prospective basis. No cumulative-effect adjustment was recognized upon adoption, as the update modifies the methodology for estimating forecasts for current receivables rather than the underlying recognition of credit losses under ASC 326.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Risks and Uncertainty

Currency risk

The Company’s operating activities are mainly transacted in HK$ and AUD which are also the functional currencies of the respective subsidiaries. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in HK$ with respect to US$ is not significant as HK$ is pegged to US$ and there is no significant foreign exchange risk in relation to transactions denominated in AUD with respect to US$ following the disposal of QBS Pty on July 8, 2024.

The Company considers that the overall foreign exchange risk is not significant, and the Company has not used any instruments or derivatives to manage or hedge the risk.

Credit risks

Financial instruments that potentially subject the Company to the credit risks consist of cash, accounts receivable and other assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates.

The Company deposits its cash with reputable banks located in Hong Kong. As of September 30, 2025 and 2024, $764,761 and $371,918 were deposited with these banks, respectively. Balances maintained with banks in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of HK$500,000 (equivalent to $64,260), and further increased to HK$800,000 (equivalent to $102,816), effective October 1, 2024, for each depositor at one bank, whilst the balances maintained by the Company may at times exceed the insured limits. Cash balances maintained with banks in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs. The Company has not experienced any losses in these bank accounts and management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Assets that potentially subject the Company to significant credit risks primarily consist of accounts receivable and other assets. The Company performs regular and ongoing credit assessments of the counterparts’ financial conditions and credit histories. The Company also assesses historical collection trends, aging of receivables and general economic conditions. The Company considers that it has adequate controls over these receivables in order to minimize the related credit risk. As of September 30, 2025, and 2024, the balances of allowance for expected credit losses were $446,688 and $212,252, respectively.

Concentration risks

For the years ended September 30, 2025, 2024 and 2023, most of the Company’s assets were located in Hong Kong. At the same time, the Company considers that it is exposed to the following concentrations of risk:

(e)	Major customers

The following table sets forth information as to each customer that accounted for top 5 of the Company’s revenues for the years ended September 30, 2025, 2024 and 2023:

	For the Year ended September 30, 2025		For the Year ended September 30, 2024		For the Year ended September 30, 2023
Customers	Revenues	% of revenues	Revenues	% of revenues	Revenues	% of revenues
Customer A	$2,052,650	18.5	$322,552	9.7	$-	-
Customer B	1,808,898	16.3	147,196	4.4	-	-
Customer C	1,654,949	14.9	415,989	12.5	261,014	8.0
Customer D	1,128,958	10.2	-	-	-	-
Customer E	1,088,033	9.8	-	-	-	-
Customer F	-	-	255,993	7.7	922,692	28.4
Customer G	-	-	255,993	7.7	-	-
Customer H	15,395	0.1	181,243	5.5	-	-
Customer I	-	-	-	-	293,705	9.0
Customer J	10,263	0.1	120,061	3.6	217,056	6.7
Customer K	-	-	76,798	2.3	214,532	6.6
Total:	$7,759,146	69.9	$1,775,825	53.4	$1,908,999	58.7

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Risks and Uncertainty (Continued)

(f)	Major suppliers

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s cost of revenues related to subcontracting and material expenses for the years ended September 30, 2025, 2024 and 2023:

	For the Year ended September 30, 2025		For the Year ended September 30, 2024		For the Year ended September 30, 2023
Suppliers	Cost of revenues	% of cost of revenues	Cost of revenues	% of cost of revenues	Cost of revenues	% of cost of revenues
Supplier A	$2,019,295	40.2	$-	-	$-	-
Supplier B	1,456,099	29.0	-	-	-	-
Supplier C	872,376	17.4	-	-	-	-
Supplier D	264,279	5.3	126,717	13.9	244,056	17.1
Supplier E	137,335	2.7	95,998	10.6	63,849	4.5
Supplier F	13,342	0.3	44,799	4.9	117,557	8.2
Supplier G	7,184	0.1	6,784	0.7	121,717	8.5
Supplier H	-	-	203,451	22.4	256,161	17.9
Supplier I	-	-	99,837	11.0	190,908	13.4
Supplier J	-	-	60,520	6.7	-	-
Total:	$4,769,910	95.0	$638,106	70.2	$994,248	69.6

(g)	Receivables

The following table sets forth information as to each customer that accounted for top 5 of the Company’s accounts receivable, after allowance for expected credit losses, as of September 30, 2025 and 2024:

	As of September 30, 2025		As of September 30, 2024
Customers	Accounts receivable	% of accounts receivable	Accounts receivable	% of accounts receivable
Customer A	$1,077,674	17.3%	$309,388	13.2
Customer B	1,056,447	16.9%	141,189	6.0
Customer C	929,164	14.9%	382,654	16.4
Customer D	827,188	13.3%	-	-
Customer E	702,644	11.3%	-	-
Customer F	-	-	470,959	20.2
Customer K	-	-	233,125	10.0
Total:	$4,593,117	73.7%	$1,537,315	65.8

(h)	Payables

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s accounts payable as of September 30, 2025 and 2024:

	As of September 30, 2025		As of September 30, 2024
Suppliers	Accounts payable	% of accounts payable	Accounts payable	% of accounts payable
Supplier A	$281,458	92.6	$-	-
Supplier K	9,947	3.3	-	-
Supplier L	5,783	1.9	-	-
Supplier F	3,470	1.1	-	-
Supplier M	3,298	1.1	1,203	5.6
Supplier G	-	-	14,457	67.7
Supplier N	-	-	5,663	26.5
Supplier O	-	-	36	0.2
Total:	$303,956	100.0	$21,359	100.0

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

3. Risks and Uncertainty (Continued)

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on bank deposits and bank loans, particularly during periods when the interest rate is expected to change significantly. Nevertheless, given the amounts of bank deposits and bank loans in question, the Company considers its interest rate risk to be manageable and not likely to cause significant disruption to the business.

As of September 30, 2025, the Company had an outstanding principal on bank loans of $634,266. The Company estimates that a 1% increase in the Hong Kong Dollar Prime Rate against bank loans outstanding on September 30, 2025 would result in an increase in interest expense of $6,343 per annum whilst the Company estimates that a 1% decrease in the Hong Kong Dollar Prime Rate against bank loans outstanding on September 30, 2025 would result in a decrease in interest expense of $6,343 per annum  .

As of September 30, 2024, the Company had an outstanding principal on bank loans of $483,206. The Company estimates that a 1% increase in the Hong Kong Dollar Prime Rate against bank loans outstanding on September 30, 2024 would result in an increase in interest expense of $4,832 per annum whilst the Company estimates that a 1% decrease in the Hong Kong Dollar Prime Rate against bank loans outstanding on September 30, 2024 would result in a decrease in interest expense of $4,832 per annum.

The Company has not used any instruments or derivatives to manage or hedge its interest rate risk exposure.

4. Accounts Receivable, Net

As of September 30, 2025 and 2024, accounts receivable, net consisted of the following balances:

	As of September 30,
	2025	2024
Accounts receivable	$6,686,364	$2,548,841
Less: allowance for expected credit losses	(446,551)	(211,639)
Total accounts receivable, net	$6,239,813	$2,337,202

The movement of allowance for expected credit losses against accounts receivable is as follow:

	As of September 30,
	2025	2024
Balance at October 1, 2024 and 2023	$211,639	$66,729
Provision of expected credit losses	234,807	143,581
Effect of exchange rate changes	105	1,329
Balance at September 30, 2025 and 2024	$446,551	$211,639

For the years ended September 30, 2025, 2024 and 2023, bad debt written off were $247,736, nil   and nil, respectively. The bad debt written off for the year ended September 30, 2025 primarily related to the write-off of long outstanding receivables from certain customers that became uncollectible.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

5. ROU Assets and Operating Lease Liabilities

The Company has operating leases for office. During the year ended September 30, 2024, the Company recognized right-of-use assets of $113,203, and lease liabilities of $113,203 in accordance with ASC 842, Leases    . The lease agreement does not specify an explicit interest rate and the interest rate implicit in the lease is not readily determinable. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Prime Rate minus 0.25% p.a. was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments at the lease inception.

As of September 30, 2025 and 2024, the Company subsisted of the following non-cancellable lease contract.

Description of lease	Lease term
Office at Hong Kong Science Park, Hong Kong	3 years from June 17, 2021 to June 16, 2024
Office at Hong Kong Science Park, Hong Kong	3 years from June 16, 2024 to June 16, 2027

a)	Amounts recognized in the consolidated balance sheets:

	As of September 30,
	2025	2024
Right-of-use assets	$65,606	$101,187

Operating lease liabilities
Current	$38,592	$36,450
Non-current	27,014	65,703
	$65,606	$102,153

Weighted average remaining lease terms (in years)	1.71	2.71

b)	Information related to operating lease activities during the years ended September 30, 2025, 2024 and 2023 are as follows:

	For the Year Ended September 30,
	2025	2024	2023
Amortization of ROU assets	$35,368	$37,087	$38,114
Accretion of interest on operating lease liabilities	4,813	2,459	2,231
Total operating lease expenses	$40,181	$39,546	$40,345

c)	The following table summarizes the remaining contractual maturities of lease liabilities, categorized by the years in which such lease liabilities are required to be settled, under operating leases as of September 30, 2025:

During the year ended September 30,
2026	$41,216
2027	27,478
Total future lease payments	$68,694
Less: imputed interest	(3,088)
Present value of lease obligations	$65,606

The weighted-average discount rates used to determine the operating lease liabilities as of September 30, 2025 and 2024 were 5.88%.

The following table represents the minimum cash lease payments included in the measurement of lease liabilities for the years ended September 30, 2025, 2024 and 2023:

	For the Year Ended September 30,
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Cash outflows for operating leases	$41,143	$41,049	$40,953

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

6. Property and Equipment, Net

As of September 30, 2025 and 2024, property and equipment, net, consisted of the following:

	As of September 30,
	2025	2024
Computer equipment	$79,130	$79,248
Furniture and fittings	23,915	23,951
Less: accumulated depreciation	(96,898)	(93,730)
Total property and equipment, net	$6,147	$9,469

Depreciation expense was $3,302, $4,851 and $6,697 for the years ended September 30, 2025, 2024 and 2023, respectively.

7. Deferred Initial Public Offering (“IPO”) Costs

As of September 30, 2025 and 2024, deferred IPO costs, consisted of the following:

	As of September 30,
	2025	2024
Financial advisory fee	$-	$143,425
Legal service fee	-	340,698
Valuation service fee	-	23,060
Miscellaneous expenses	-	50,000
Total deferred IPO costs	$-	$557,183

On July 16, 2025, upon the completion of IPO of the Company, IPO costs capitalized as of September 30, 2024 amounted to $557,183, together with other IPO costs incurred during the year ended September 30, 2025, totaling $2,688,050, were charged to shareholder’s equity under additional paid-in capital.

8. Prepaid Expenses

As of September 30, 2025 and 2024, prepaid expenses consisted of the following:

	As of September 30,
	2025	2024
Prepaid expenses(1)	$11,299,848	$350
Less: non-current portion	(6,028,021)	-
Amounts classified as current assets	$5,271,827	$350

(1)	The amount primarily represents $9,079,840 paid to service providers for business development and strategic expansion initiatives. These services included investor relations and brand-building support, market and feasibility assessments for new opportunities, and the identification of potential merger and acquisition targets. The balance also included prepaid professional fees of $2,219,529 for corporate governance and financial advisory services and $479 for office-related expenses.

The estimated aggregate prepaid expenses for the next five fiscal years is as follow:

During the year ended September 30,
2026	$5,271,827
2027	3,480,607
2028	1,311,540
2029	706,214
2030	529,660
Total prepaid expenses	$11,299,848

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

9. Other Assets, Net

As of September 30, 2025 and 2024, other assets, net, consisted of the following:

	As of September 30,
	2025	2024
Other assets	$14,232	$17,959
Less: allowance for expected credit losses	(137)	(613)
Other assets, net	14,095	17,346
Less: non-current portion	(13,716)	-
Amounts classified as current assets	$379	$17,346

The movement of allowances for expected credit losses against other assets is as follow:

	As of September 30,
	2025	2024
Balance at October 1, 2024 and 2023	$613	$309
(Reversal) Provision of expected credit losses	(474)	300
Effect of exchange rate changes	(2)	4
Balance at September 30, 2025 and 2024	$137	$613

10. Contract Liabilities

The movement in contract liabilities is as follows:

	As of September 30,
	2025	2024
Balance at October 1, 2024 and 2023	$21,995	$60,262
Decrease in contract liabilities as a result of recognizing related portion as revenue during the year	(21,922)	(60,401)
Increase in contract liabilities as a result of billings in advance of performance obligation under Contracts	22,255	21,995
Effect of exchange rate changes	(73)	139
Balance at September 30, 2025 and 2024	$22,255	$21,995

11. Accrued Expenses and Other Liabilities

As of September 30, 2025 and 2024, accrued expenses and other liabilities, consisted of the following:

	As of September 30,
	2025	2024
Government grants	$68,008	$-
Payroll payable(1)	760,239	48,721
Professional fee	230,467	232,000
Others(2)	138,228	37,067
Total accrued expenses and other liabilities	$1,196,942	$317,788

(1)	Payroll payable included a discretionary bonus payable to directors of the Company, comprising $256,410 payable to Mr. Siu Fung Tang, $256,410 payable to Mr. Chi Chuen Lai, and $128,206 payable to Ms. Sin Yi Cheng. In addition, the balance also included accrued payroll and employee benefit plan contributions of $119,213 as of September 30, 2025.

(2)	Others primarily represented US$102,769 due to QBS Group Limited, which ceased to be a related party effective May 29, 2025. The amount was unsecured, non-interest bearing and repayable on demand. As of the date these financial statements were issued, the balance has not been settled.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

12. Bank Loans

As of September 30, 2025 and 2024, bank loans consisted of the following:

Date of banking		Nature of	Amount of		As of September 30,
facility	Provider	banking facility	banking facility		2025	2024
March 30, 2020	Bank of China (Hong Kong) Limited (“BOCHK”)	Revolving bank overdraft	HK$	2,000,000	$222,979	$-
April 27, 2020	BOCHK	Non-revolving term loan under SME Financing Guarantee Scheme (“SME Term Loan”)	HK$	3,550,000	219,966	262,932
October 10, 2020	BOCHK	SME Term Loan	HK$	1,450,000	108,953	126,660
June 28, 2021	BOCHK	SME Term Loan	HK$	1,000,000	82,368	93,614
					634,266	483,206
Less: non-current portion					(351,080)	(411,901)
Amounts classified as current liabilities					$283,186	$71,305

These bank loans were primarily obtained for general working capital.

Bank overdraft

QBS System obtained a revolving facility on bank overdraft from BOCHK under the SME Financing Guarantee Scheme, introduced by the Hong Kong Government, totaling HK$2,000,000 (approximately $257,040) on March 30, 2020. Under the SME Financing Guarantee Scheme, this bank overdraft facility is guaranteed by HKMC Insurance Limited, a wholly-owned subsidiary of the Hong Kong Government, up to 80% of the loan principal. This bank overdraft facility is also guaranteed in full personally by Mr. Kwan Ping Yuen, a senior management personnel of QBS System, along with Mr. Wong Chi Fung, the former sole director of QBS System. The facility is a revolving credit arrangement, which does not prescribe a fixed repayment date. The interest rate applied to the bank overdraft is Hong Kong Dollar Prime Rate plus 1% per annum.

As at September 30, 2025 and 2024, the outstanding bank loan balances under this facility were $222,979 and nil, respectively.

SME Term Loans

Between April 2020 and June 2021, QBS System secured SME Term Loan facilities from BOCHK under the SME Financing Guarantee Scheme, introduced by the Hong Kong Government. Under the SME Financing Guarantee Scheme, SME Term Loan facilities receive 100% guarantee from HKMC Insurance Limited. SME Term Loans were also personally guaranteed in full by Mr. Kwan Ping Yuen, a senior management personnel of QBS System, and Mr. Wong Chi Fung, the former sole director of QBS System. The repayment obligations are determined by schedules outlined in the banking facilities and revised repayment schedules, with final installments due in May 2028, December 2028, and August 2029. Further in December 2024, QBS System applied for partial principal repayment arrangement with BOCHK, extending the final installments due dates to March 2029, December 2029, and October 2030, with no changes to the terms. These SME Term Loans feature variable interest rates set at Hong Kong Dollar Prime Rate minus 2.5% per annum.

As of September 30, 2025 and 2024, the outstanding balances under these SME Term Loan facilities were $411,287 and $483,206, respectively.

No significant covenants are noted under these banking facilities.

The effective annual interest rates of the bank loans for the years ended September 30, 2025, 2024 and 2023 were 4.2%, 3.6% and 3.6%, respectively. Interest expenses incurred from these bank loans amounted to $20,168, $19,628 and $21,299 for the years ended September 30, 2025, 2024 and 2023, respectively.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

12. Bank Loans (Continued)

The table below summarizes the remaining contractual maturities of the bank loans as of September 30, 2025, including the bank overdraft, for which no fixed repayment date has been established. The loans are categorized by the years in which repayments are due:

During the year ended September 30,
2026	$294,279
2027	119,042
2028	128,419
2029	90,107
2030	28,345
2031	1,554
Total repayments of bank loans	661,746
Less: imputed interest	(27,480)
Balance recognized on the balance sheet as of September 30, 2025	$634,266

As of the date of this report, a total of $19,062   of the bank loans as of September 30, 2025 has been repaid.

13. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of Cayman Islands on January 3, 2024. The authorized and outstanding numbers of the Company’s ordinary shares were 500,000,000 shares and 1 share, with a par value of $0.0001 each, at the date of incorporation.

On January 30, 2024, 99,999 ordinary shares were allotted to the Company’s sole shareholder at the time at a par value of $0.0001 each for a total consideration of $10. As of the date these consolidated financial statements are issued, the consideration had not been settled by the Company’s shareholder and was recognized as subscription receivables in these consolidated financial statements.

On October 23, 2024, the Company’s shareholder approved a 1-to-100 share split. Immediately before the share split, the Company was authorized to issue a maximum of 500,000,000 shares of $0.0001 par value, of which 100,000 ordinary shares were issued and outstanding. As a result of the share split, the Company is authorized to issue a maximum of 50,000,000,000 shares of $0.000001 par value, of which 10,000,000 ordinary shares are issued and outstanding. The Company considered the share split part of its recapitalization prior to the completion of its initial public offering. The Company believed that it is appropriate to reflect the above transaction on a retroactive basis pursuant to ASC 260, Earnings Per Share. All shares and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively restated to reflect the above transaction for the periods presented.

On July 16, 2025, the Company completed its initial public offering on NASDAQ, under the trading symbol “MGRT”. Under this offering, 3,750,000 ordinary shares were issued at a price of $4.00 per share. On July 17, 2025, the Company closed its initial public offering, received net proceeds of $13,355,628 from the offering after deducting underwriting discounts and offering expenses of $1,644,372 from the gross proceeds of $15,000,000. In addition, pursuant to the underwriting agreement with the underwriter dated July 15, 2025, it granted the underwriter a 45-day option to purchase up to an additional 562,500 ordinary shares at the public offering price of $4.00 per share, less underwriting discounts, to cover any over-allotment. The underwriter did not exercise the over-allotment option.

On July 16, 2025, upon the completion of IPO of the Company, IPO costs capitalized as of September 30, 2024 amounted to $557,183, together with other IPO costs incurred during the year ended September 30, 2025, totaling $2,688,050, were charged to shareholder’s equity under additional paid-in capital.

At the date these consolidated financial statements were issued, a total of 13,750,000 ordinary shares of par value of $0.000001 each were issued and outstanding.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

14. Income Taxes

Cayman Islands and British Virgin Islands

Under the current and applicable laws of the Cayman Islands and British Virgin Islands, the Company is not subject to tax on income or capital gains under these jurisdictions.

Hong Kong

QBS System is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended September 30, 2025, 2024 and 2023, Hong Kong Profits Tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable income tax rate for the first HK$2,000,000 (equivalent to $256,581) of assessable profits is 8.25% whereas assessable profits above HK$2,000,000 (equivalent to $256,581) will be subject to an income tax rate of 16.5%. For any other entities, the applicable income tax rate is 16.5% on the entire assessable profits.

Australia

QBS Pty is incorporated in Australia and is subject to Australian Company Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Australia tax laws. For the years ended September 30, 2025, 2024 and 2023, Australian Company Tax is calculated at an income tax rate of 25% under base rate entities. For any other entities, the applicable income tax rate is 30% on the entire taxable income.

The current and deferred portions of the income tax expenses included in the consolidated statements of operations and comprehensive income as determined in accordance with ASC 740 are as follows:

	For the Year Ended September 30,
	2025	2024	2023
Current taxes	$570,993	$197,367	$82,713
Deferred taxes	(39,191)	(23,303)	(1,549)
Income tax expenses	$531,802	$174,064	$81,164

A reconciliation of the difference between the expected income tax expense computed at Hong Kong income tax rate of 16.5% and the Company’s reported income tax benefits is shown in the following table:

	For the Year Ended September 30,
	2025	2024	2023
Profit before income taxes	$2,320,204	$575,598	$617,718
Cayman Islands statutory tax rate	0.0%	0.0%	0.0%
Tax expenses at the Cayman Islands statutory tax rate	$-	$-	$-
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	$382,834	$94,974	$101,924
Income not taxable	(3,874)	(34)	(56)
Non-deductible expenses(1)	147,886	99,655	-
Tax loss not recognized related to the disposal of a subsidiary	-	8,591	-
Tax effect of two-tier tax rates	(21,361)	(21,503)	(21,453)
Effect of different statutory tax rates from that of Hong Kong	-	(535)	(209)
Change in valuation allowance	-	(7,084)	958
Under provision in previous year	26,317	-	-
Income tax expense	$531,802	$174,064	$81,164

(1)	Non-deductible expenses for the years ended September 30, 2025 and 2024 mainly represented expenses incurred by the Company. Since the Company is a holding company with no operations, the expenses were not allowed to be carried forward and set off profits in subsequent periods according to Hong Kong tax laws.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

14. Income Taxes (Continued)

The following table reconciles the statutory tax rate to the Company’s effective tax rate for the years ended September 30, 2025, 2024 and 2023:

	For the Year Ended September 30,
	2025	2024	2023
Cayman Islands statutory tax rate	0.0%	0.0%	0.0%
Hong Kong Profits Tax rate	16.5%	16.5%	16.5%
Income not taxable	(0.2)%	-	-
Non-deductible expenses	6.4%	17.3%	-
Tax loss not recognized related to the disposal of a subsidiary	-	1.5%	-
Tax effect of two-tier tax rates	(0.9)%	(3.8)%	(3.5)%
Effect of different statutory tax rates from that of Hong Kong	-	(0.1)%	-
Change in valuation allowance	-	(1.2)%	0.1%
Under provision in previous year	1.1%	-	-
Effective tax rate	22.9%	30.2%	13.1%

Deferred tax

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax assets and liabilities are as follows:

	As of September 30,
	2025	2024
Deferred tax assets:
Allowance for expected credit losses	$73,703	$35,022
Total deferred tax assets	$73,703	$35,022

Deferred tax liabilities:
Depreciation and amortization	$(941)	$(1,471)
Total deferred tax liabilities	$(941)	$(1,471)

Deferred tax assets, net	$72,762	$33,551

Movement of the Company’s deferred tax assets, net, during the years is as follow:

	For the Year Ended September 30,
	2025	2024	2023
Balance at October 1, 2024, 2023 and 2022	$33,551	$10,983	$9,401
Credited to the profit or loss	39,191	23,303	1,549
Decrease of deferred tax assets related to the disposal of a subsidiary	-	(962)	-
Effect of exchange rate changes	20	227	33
Balance at September 30, 2025, 2024 and 2023	$72,762	$33,551	$10,983

Movement of the Company’s valuation allowance against deferred tax assets is as follows:

	For the Year Ended September 30,
	2025	2024	2023
Balance at October 1, 2024, 2023 and 2022	$-	$6,954	$6,014
Increase in allowance recognized in the profit or loss	-	-	958
Decrease of valuation allowance related to the disposal of a subsidiary	-	(7,084)	-
Effect of exchange rate changes	-	130	(18)
Balance at September 30, 2025, 2024 and 2023	$-	$-	$6,954

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

14. Income Taxes (Continued)

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, unless in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment. Under relevant Australia tax laws, a time limit has been put in which Australian Taxation Office can amend an assessment. For most taxpayers with simple affairs, the amendment period for an income tax assessment is 2 years from the date that a taxpayer issued with an assessment, while those with more complex affairs would extend to 4 years from the date that a taxpayer issued with an assessment. However, in a case where the Australian Taxation Office forms an opinion of fraud or evasion, there is no time limit for amending an assessment.

As of September 30, 2025 and 2024, the Company had no open tax investigation from these tax authorities.

15. Related Party Transaction and Balance

a. Nature of relationships with related parties

Name	Relationship with the Company
Flywheel Financial Strategy (Hong Kong) Company Limited	Under significant influence of Mr. Wong Ka Ki, who is the sole director of QBS Pty and one of the substantial shareholders of Mericorn Company Limited until January 21, 2026
Mericorn Company Limited	Shareholder of the Company
QBS Group Limited	Under significant influence of Mr. Wong Chi Fung, who is the sole director of QBS System, ceased to be a related party effective May 29, 2025
Wong Chi Fung	Former director of QBS System, resigned as a director effective May 29, 2025
Wong Ka Ki	The sole director of QBS Pty and one of the substantial shareholders of Mericorn Company Limited until January 21, 2026, appointed as a director of QBS System effective December 22, 2024

b. Transactions with related parties

		For the Years Ended September 30,
Name	Nature	2025	2024	2023
Flywheel Financial Strategy (Hong Kong) Company Limited(1)	Revenues	$-	$-	$30,028

Wong Ka Ki(2)	Proceeds from disposal of a subsidiary	$-	$6,737	$-

(1)	The amount for the year ended September 30, 2023 represented revenues from IoT Integration Solution Services.
(2)	The amount for the year ended September 30, 2024 represented the proceeds of disposal of 100% shares in QBS Pty to Mr. Wong Ka Ki at a consideration of AUD10,000 (equivalent to $6,737) on July 8, 2024.

c. Balance with related parties

		As of September 30,
Name	Nature	2025	2024
QBS Group Limited(1)	Amounts due to related parties	$-	$102,922
Wong Chi Fung(1)	Amounts due to related parties	-	659,585
Wong Ka Ki(1)	Amounts due to related parties	117,360	97,280
		$117,360	$859,787

(1)	The balances as of September 30, 2025 and 2024 represented advances from a related company and directors for the Company’s operational purposes. The balances were unsecured, non-interest bearing and repayable on demand. As of the date these financial statements were issued, the balances have not been settled.

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

16. Disposal of a Subsidiary

On July 8, 2024, QBS System entered into agreement with Mr. Wong Ka Ki, the sole director of QBS Pty and one of the substantial shareholders of Mericorn Company Limited until January 21, 2026, to dispose of 100% shares in QBS Pty to Mr. Wong Ka Ki at a consideration of AUD10,000 (equivalent to $6,737), with no gain or loss on disposal. The consideration of AUD10,000 was received by QBS System on July 9, 2024.

The transaction resulted in a loss of control of QBS Pty. QBS Pty was not a significant subsidiary, and its disposition did not constitute a strategic shift that would have major effect on the Company’s operations and financial results. Accordingly, the operation result of QBS Pty was not reported as a discontinued operations in accordance with the guidance under ASC 205 “Preparation of Financial Statements”.

17. Commitments and Contingencies

Commitments

As of September 30, 2025 and 2024, the Company had neither significant financial nor capital commitment, other than lease commitments as disclosed in Note 5 and repayment of bank loans as disclosed in Note 12.

Contingencies

As of September 30, 2025 and 2024, the Company was not a party to any material legal or administrative proceedings. The Company further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Company’s results of operations, consolidated financial condition, or cash flows.

18. Segment Information

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM, specifically the Company’s CEO and CFO, for making decisions, allocating resources and assessing performance.

The CODM considers that the Company has only one principal revenue stream, which is the provision of IoT solutions and services. The Company carries out all its business activities and operations in Hong Kong. All transactions are concluded and completed in Hong Kong with similar terms and conditions. Internally, the Company reports costs and expenses by nature as a whole for management decision-making and assessment. Based on management’s assessment, the Company determines that it has only one operating segment and therefore one reportable segment as defined by ASC 280. Furthermore, since all the Company’s revenue is derived in Hong Kong with all operations being carried out in Hong Kong, no geographical segment is presented. The Group concludes that it has only one reportable segment.

The CODM of the Company primarily utilizes the net income to monitor budget-to-actual performance and to assess the adequacy of capital resources for marketing and development. The following table presents the significant revenue and expense categories in the Company’s single operating segment:

	For the Year Ended September 30,
	2025	2024	2023
Revenues	$11,085,548	$3,325,990	$3,247,543
Cost of revenues	(5,467,947)	(1,533,099)	(1,972,633)
Selling and marketing expenses	(1,542,136)	(149,891)	(207,977)
General and administrative expenses	(1,826,170)	(1,098,152)	(514,387)
Other segment expenses	(460,893)	(143,314)	(15,992)
Net income of single operating segment	$1,788,402	$401,534	$536,554

MEGA FORTUNE COMPANY LIMITED

Notes to Consolidated Financial Statements

For the Years Ended September 30, 2025 and 2024

19. Subsequent Events

The Company evaluates all events and transactions that occur after September 30, 2025 up through the date the Company issues the consolidated financial statements. Other than the event disclosed elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

